
03007858

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ventracor Limited

*CURRENT ADDRESS 11 Technology Drive
Labrador QLD 4215
Australia

**FORMER NAME

PROCESSED APR 10 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4630 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
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OICF/BY: EBS

DAT : 3/25/03

VENTRACOR LIMITED

03 FEB -6 AM 7:21

Tab A	Date	Item Description
1.	12/31/01	Half Year Report – MicroMedical Industries Limited
2.	12/31/01	Appendix 4B (rule 4.13(b))
3.	12/12/01	Appendix 3B – New Issue Announcement
4.	12/03/01	Appendix 3B – New Issue Announcement
5.	12/03/01	Appendix 3B – New Issue Announcement
6.	11/30/01	Article – Heart Pump Proven Viable Alternative to Transplant
7.	11/20/01	News Release – MicroMedical Artificial Heart wins major R&D Award
8.	11/16/01	Appendix 3B – New Issue Announcement
9.	11/16/01	Letter from Walter Edgar to ASX re: Lodgment of Disclosure Document
10.	11/16/01	MicroMedical Industries Limited – Prospectus
11.	11/15/01	MicroMedical Technical Presentation - AGM
12.	11/15/01	MicroMedical Industries Limited – Results of AGM
13.	11/15/01	MicroMedical Industries Limited – Chairman's Address – AGM
14.	11/15/01	News Release – MicroMedical appoints new Group Managing Director / CEO
15.	11/15/01	Appendix 3X – Initial Director's Interest Notice
16.	11/15/01	Appendix 3B – New Issue Announcement
17.	11/06/01	Appendix 3B – New Issue Announcement
18.	10/26/01	Appendix 3B – New Issue Announcement
19.	10/23/01	News Release – MicroMedical's BLY-501 Adaptor receives U.S. FDA market clearance
20.	10/17/01	News Article – Top 20 Shareholders
21.	10/12/01	Appendix 3B – New Issue Announcement
22.	10/04/01	News Release – MicroMedical appoints new Group Managing Director
23.	10/03/01	Appendix 3B – New Issue Announcement
24.	09/30/01	Appendix 3X – Initial Director's Interest Notice
25.	09/30/01	Appendix 3X – Initial Director's Interest Notice
26.	09/13/01	Appendix 3B – New Issue Announcement
27.	09/11/01	News Release – MicroMedical wins major International Award
28.	09/03/01	News Release – MicroMedical Board Appointment
29.	08/30/01	Appendix 3X – Initial Director's Interest Notice
30.	08/27/01	News Release – MicroMedical nearly doubles sales
31.	08/20/01	Appendix 3B – New Issue Announcement
32.	07/23/01	News Release – MicroMedical finalises $6.24m Share Placement
33.	07/11/01	Appendix 3B – New Issue Announcement
34.	07/05/01	News Release – Australian miniaturised heart to complement world's first self contained artificial heart
35.	06/30/01	Appendix 4B (rule 4.13(b))
36.	06/29/01	News Release – MicroMedical completes $6.24m Share Placement
37.	06/28/01	News Release – Second U.S. Patent for MicroMedical's artificial heart
38.	06/19/01	News Release – Australian first sheep with artificial heart gives birth
39.	06/18/01	Appendix 3B – New Issue Announcement
40.	06/13/01	Appendix 3B – New Issue Announcement
41.	06/08/01	Appendix 3B – New Issue Announcement
42.	05/29/01	Appendix 3B – New Issue Announcement
43.	05/14/01	News Release – MicroMedical granted U.S. patent for artificial heart
44.	05/08/01	News Release – Australian artificial heart on track for clinical trials

45.	01/08/02	News Release – MicroMedical achieves FDA clearance for world's first pocket size PDA based ECG machine
46.	02/06/02	News Article – MicroMedical continues to make positive progress
47.	02/14/02	Appendix 3B – New Issue Announcement
48.	02/14/02	Media Release & ASX Announcement – MicroMedical Industries to commence human placement trials of VentrAssist Artificial Heart
49.	02/18/02	Media Release & ASX Announcement – MicroMedical Industries 'Artificial Heart' receives Wide Airplay
50.	02/19/02	ASX Announcement – MicroMedical Industries: Institutional Presentations
51.	03/07/02	ASX Release – MicroMedical to Pay Brokerage Handling fee on Share Purchase Plan Acceptances
52.	03/07/02	Release – MicroMedical Industries Launches Share Holder Placement Program and Raises $10.96 million in New Equity
53.	03/13/02	Letter from J Massey Chairman re: Share Purchase Plan
54.	03/19/02	Appendix 3B – New Issue Announcement
55.	03/20/02	Release – MicroMedical Industries in Presentations to Brokers; Human Placement Trials Underway
56.	04/04/02	Media Release & ASX Announcement – Australian Artificial Heart Superior
57.	04/11/02	Progress Report by the Group managing Director and CEO MR Spooner
58.	04/19/02	News Release – AGM resolutions
59.	04/30/02	Appendix 3Y – Change of Director's Interest Notice
60.	05/06/02	Appendix 3B – New Issue Announcement
61.	05/06/02	Media Release – XIVth World Congress of Cardiology
62.	05/06/02	Release – MicroMedical Industries Strong Cash Position for Clinical Trials
63.	05/16/02	ASX Announcement – Update on Progress MicroMedical Industries (ASX:MMD)
64.	05/21/02	Release – FDA Talks Encouraging: MicroMedical Industries (ASX:MMD)
65.	05/22/02	Appendix 3Y – Change of Director's Interest Notice
66.	07/05/02	Notice – Overwhelming Endorsement by Shareholders of New Corporate Name
67.	06/03/02	Notice of Annual General Meeting
68.	06/04/02	Appendix 3Y – Change of Director's Interest Notice
69.	06/30/02	Appendix 4B – Preliminary Final Report
70.	07/08/02	Company Name Change and New ASX Code
71.	07/09/02	Progress Report
72.	07/10/02	Appendix 3Y – Change of Director's Interest Notice
73.	07/11/02	Appendix 3X – Initial Director's Interest Notice
74.	07/16/02	Media Release – Ventracor Appoints Elizabeth Nosworthy
75.	07/09/02	Ventracor News
76.	08/08/02	Appendix 3B – New Issue Announcement
77.	08/08/02	Letter to ASX Company Announcements Office re: e-Health Division
78.	08/21/02	ASX Announcement – Results for the year ended 30th June 2002
79.	08/27/02	ASX Announcement – Ventracor on track for human implant trials
80.	09/10/02	Ventracor News
81.	10/07/02	ASX Announcement – Australian Heart Company to feature at Global Life Sciences Conference

82.	10/16/02	ASX Announcement – Ventracor's Heart Technology Awarded Research Council Grants
83.	11/01/02	ASX Announcement – e-Health Division Update
84.	11/07/02	Annual General Meeting – Address to Shareholders
85.	11/07/02	ASX Announcement – Results of AGM
86.	11/07/02	ASX Announcement – Ventracor set to seek approval to start clinical trials
87.	11/8/02	Ventracor Presentation - Meeting our Vision
88.	11/13/02	Appendix 3B – New Issue Announcement
89.	11/25/02	ASX Announcement – Ventracor submits request to commence human trials for 'Artificial Heart'
90.	12/16/02	Appendix 3B – New Issue Announcement
91.	12/24/02	ASX Announcement – First Australian 'Artificial Heart' trials to begin in early 2003
92.	1/09/03	Appendix 3B – New Issues Announcement
93.	1/10/03	ASX Announcement – Ventracor sells eHealth division

VENTRACOR LIMITED

Tab B	Date	Item Description
1.		MicroMedical Industries Limited (now Ventracor Limited Prospectus)

6/2/0C.

03 FEB -6 AM 7:21

HALF-YEAR REPORT

MICROMEDICAL INDUSTRIES LIMITED

A.B.N. 46 003 180 372

DECEMBER 31, 2001

MICROMEDICAL INDUSTRIES LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Your directors present their report on the consolidated entity consisting of Micromedical Industries Limited and the entities it controlled at the end of, or during, the half-year ended December 31, 2001.

1. Directors

The following persons were directors of Micromedical Industries Limited during the whole of the half-year and up to the date of this report:

J C Massey
K Woodthorpe

J Ward was appointed a director on August 30, 2001 and continues in office at the date of this report.

M Spooner was appointed a director on November 15, 2001 and continues in office at the date of this report.

R White was a director from the beginning of the half-year until his resignation on November 15, 2001.

2. Review of Operations

In line with expectations MicroMedical Industries Limited incurred a loss of $3.90m in the six months to 31 December 2001.

During the half year MicroMedical continued to make positive progress with the VentrAssist "artificial heart".

The VentrAssist division intensified the development program of its revolutionary artificial heart as it moves from design to the commencement of clinical trials and finally to full commercialisation.

The previously noted need to increase expenditure in the VentrAssist division leading to and during clinical trials contributed to an increase in Research & Development expenditure of $1.23m compared to the same period last year. In total Research & Development amounted to $3.02m and in line with MicroMedical's accounting policy, was fully expensed.

As indicated at the Annual General Meeting in November 2001, sales revenue of $0.74m from the Cardiac e-Health division during the period was disappointing.

The reduction in sales revenue was caused by the post September 11 impact on MicroMedical's sales to airlines as well as poor economic and trading conditions in the Northern Hemisphere. Initiatives have been implemented to reorganize the division which will assist future performance.

At 31 December 2001, MicroMedical's cash reserves were $6.455m with no significant or long term debt. However, the directors continue to actively consider all funding strategies to meet the company's ongoing needs.

This report is made in accordance with a resolution of the directors.

Michael Spooner

__________________ Director

Brisbane, Queensland
Dated this 5th day of February, 2002

MICROMEDICAL INDUSTRIES LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

FOR THE HALF-YEAR ENDED DECEMBER 31, 2001

	Notes	Half-year 2001 $	Half-year 2000 $
Sales revenue		741,484	2,275,687
Cost of sales		(241,458)	(659,987)
Gross profit		500,026	1,615,700
Other revenues from ordinary activities	3	847,781	890,472
Other expenses from ordinary activities			
Research and development		(3,028,922)	(1,796,395)
Marketing		(689,319)	(444,453)
Management and administration		(1,124,645)	(712,572)
Borrowing costs		(808)	(6,847)
Other		(407,907)	(520,257)
Loss from ordinary activities before income tax expense		(3,903,794)	(974,352)
Income tax expense		-	-
Net loss		(3,903,794)	(974,352)
Basic earnings per share		(2.93)¢	(0.86)¢

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

MICROMEDICAL INDUSTRIES LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2001

	31 Dec 2001 $	30 June 2001 $
Current Assets		
Cash assets	6,454,961	3,634,251
Receivables	1,190,525	888,974
Inventories	1,280,774	1,339,325
Other	166,392	53,319
Total Current Assets	9,092,652	5,915,869
Non-Current Assets		
Property, plant and equipment	670,580	446,541
Intangible assets	236,839	291,493
Total Non-Current Assets	907,419	738,034
Total Assets	10,000,071	6,653,903
Current Liabilities		
Payables	1,055,934	1,330,484
Interest-bearing liabilities	-	33,615
Provisions	212,131	193,439
Total Current Liabilities	1,268,065	1,557,538
Non-Current Liabilities		
Provisions	89,863	76,261
Total Non-Current Liabilities	89,863	76,261
Total Liabilities	1,357,928	1,633,799
Net Assets	8,642,143	5,020,104
Equity		
Contributed capital	36,904,266	29,378,433
Accumulated losses	(28,262,123)	(24,358,329)
Total Equity	8,642,143	5,020,104

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

MICROMEDICAL INDUSTRIES LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE HALF-YEAR ENDED DECEMBER 31, 2001

	Notes	Half-year 2001 $	Half-year 2000 $
Cash Flows from Operating Activities			
Cash receipts in the course of operations		1,077,990	1,986,319
Cash payments in the course of operations		(5,590,148)	(3,859,607)
Interest received		173,514	131,316
Grants received		-	633,200
Borrowing costs paid		(808)	(6,847)
Net cash used in operating activities		(4,339,452)	(1,115,619)
Cash Flows from Investing Activities			
Payments for plant and equipment		(365,186)	(166,100)
Proceeds from sale of plant and equipment		2,266	-
Net cash used in investing activities		(362,920)	(166,100)
Cash Flows from Financing Activities			
Proceeds from issues of shares	4	7,909,601	3,318,332
Share issue transaction costs		(383,768)	(190,424)
Repayment of lease liabilities		(2,751)	(198,919)
Net cash provided by financing activities		7,523,082	2,928,989
Net increase in cash held		2,820,710	1,647,270
Cash at the beginning of the reporting period		3,634,251	3,726,331
Cash at the end of the reporting period		6,454,961	5,373,601

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

MICROMEDICAL INDUSTRIES LIMITED AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED DECEMBER 31, 2001

1. Basis of Preparation of Half-Year Financial Report

This general purpose financial report for the interim half-year reporting period ended December 31, 2001 has been prepared in accordance with Accounting Standard AASB 1029: *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended June 30, 2001 and any public announcements made by Micromedical Industries Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

2. Segment Information

Primary reporting – business segments

Half-year 2001	Cardiac e-Health $	Ventrassist $	Consolidated $
Total segment revenue	741,484	635,025	1,376,509
Unallocated revenue			212,756
Revenue from ordinary activities			1,589,265
Segment result	(928,200)	(2,061,100)	(2,989,300)
Unallocated revenue less unallocated expenses			(914,494)
Loss from ordinary activities before income tax expense			(3,903,794)

Half-year 2000	Cardiac e-Health $	Ventrassist $	Consolidated $
Total segment revenue	2,275,687	633,200	2,908,887
Unallocated revenue			257,272
Revenue from ordinary activities			3,166,159
Segment result	469,900	(961,600)	(491,700)
Unallocated revenue less unallocated expenses			(482,652)
Loss from ordinary activities before income tax expense			(974,352)

3. Loss from Ordinary Activities

	Half-year	
	2001	2000
	$	$
Other revenues from ordinary activities comprises:		
Government grants	635,025	633,200
Interest	173,514	178,816
Other	39,242	78,456
	847,781	890,472

The $635,025 grant recognised during the December 31, 2001 half-year represents a reimbursement for additional research and development expenditure incurred up to June 30, 2001. This additional expenditure was not included in the original project budget nor was the $635,025 grant included in the original budget. Micromedical Industries Limited lodged an application for the additional grant and received approval during the December 31, 2001 half-year. Accordingly, it has now been recognised as revenue and included in receivables at December 31, 2001. The amount recognised during the December 31, 2001 half-year is expected to be the final grant for the original project.

4. Shares Issued

The company placed 8 million new fully paid ordinary shares to several European Institutional Investors at an issue price of $0.78 per share to realise $6,240,000 new capital during the half-year. Furthermore, a total of 4,856,667 options for ordinary shares in the company were exercised by directors, executives and staff during the half-year for a total capital contribution of $1,669,600.

5. Contingent Liability

In accordance with terms of an agreement between the company and the Industry Research and Development Board the company is undertaking a project to develop an implantable rotary blood pump suitable for long term support of patients with chronic heart disease. The agreement provides that the company will receive a grant for certain eligible expenditure.

The total grant received/receivable to June 30, 2001 was $3,235,138. A further grant receivable of $635,025 was recognised during the half-year (resulting in the total grant received/receivable to December 31, 2001 being $3,870,163).

As part of the START grant standard agreement, under certain circumstances the grant, together with interest, may be repayable. These circumstances include the project not being commercialised within its prescribed timeframe, the company breaching the agreement or an insolvency event occurring.

6. Ongoing Operations

At December 31, 2001 the company had $6.4 million cash. The loss for the six months then ended included $3 million in research and development (R&D) expenditure. This level, which represents a significant increase due to the further progress of the company's R&D program, could, if required, be reduced in line with the company's funding position. As expected, given the current stage of development of the Ventrassist project, in order to maintain and/or increase the level of R&D the company will need to raise additional funds during 2002. The directors currently have funding strategies under active review and are very confident of raising the additional funds.

MICROMEDICAL INDUSTRIES LIMITED AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

The directors declare that the attached financial statements and notes:

(a) comply with Accounting Standards, the Corporations Regulations and other mandatory professional reporting requirements; and

(b) give a true and fair view of the consolidated entity's financial position as at December 31, 2001 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the directors' opinion there are reasonable grounds to believe that Micromedical Industries Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Michael Spooner

Director

Brisbane, Queensland
Dated this 5th day of February, 2002


JOHNSTON
RORKE

CHARTERED ACCOUNTANTS

INDEPENDENT REVIEW REPORT

To the Members of Micromedical Industries Limited

Scope

We have reviewed the financial report being the Directors' Declaration, Consolidated Statements of Financial Performance, Financial Position and Cash Flows and Notes to the Consolidated Financial Statements of Micromedical Industries Limited (the company) for the half-year ended December 31, 2001. The company's directors are responsible for the financial report which includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of, or during, the half-year. We have performed an independent review of the financial report in order for the company to lodge the financial report with the Australian Securities & Investments Commission. This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: *Interim Financial Reporting*, other mandatory professional reporting requirements and the Corporations Act in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the company is not in accordance with:

(a) the Corporations Act, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at December 31, 2001 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029: *Interim Financial Reporting* and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

JOHNSTON RORKE
Chartered Accountants

R C N Walker
Partner

Brisbane, Queensland
February 5, 2002

02 FEB -6 AM 7:21

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly/preliminary final report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

Micromedical Industries Limited

ABN	Half yearly (tick)	Preliminary final (tick)	Half year
46003180372	√		December 31 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	down	50%	to	1,589
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up	300%	to	(3,904)
Profit (loss) from ordinary activities after tax attributable to members *(item 1.23)*	up	300%	to	(3,904)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	Nil		
Net profit (loss) for the period attributable to members *(item 1.11)*	up	300%	to	(3,904)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	N/a	N/a
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	N/a	N/a

+ See chapter 19 for defined terms.

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	N/a

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	1,589	3,166
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	(5,492)	(4,133)
1.3	Borrowing costs	(1)	(7)
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)		
1.5	**Profit (loss) from ordinary activities before tax**	**(3,904)**	**(974)**
1.6	Income tax on ordinary activities (*see note 4*)	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**(3,904)**	**(974)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**(3,904)**	**(974)**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**(3,904)**	**(974)**

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(24,358)	(21,142)
1.13	Net profit (loss) attributable to members (*item 1.11*)	(3,904)	(974)
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-

+ See chapter 19 for defined terms.

1.16	Dividends and other equity distributions paid or payable	-	-
1.17	**Retained profits (accumulated losses) at end of financial period**	**(28,262)**	**(22,116)**

Profit restated to exclude amortisation of goodwill		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	(3,904)	(974)
1.19	Less (plus) outside +equity interests	-	-
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	(3,904)	(974)

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	(3,904)	(974)
1.22	Less (plus) outside +equity interests	-	-
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	(3,904)	(974)

+ See chapter 19 for defined terms.

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Sales revenue	741	2276
	Other revenues from ordinary activities	848	890
	Cost of sales	(241)	(660)
	Research and development	(3,029)	(1,796)
	Marketing	(689)	(444)
	Management and administration	(1,125)	(713)
	Borrowing costs	(1)	(7)
	Other	(408)	(520)
		(3,904)	(974)

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	N/a	N/a	N/a	N/a
2.2	Amortisation of other intangibles	55	-	-	55
2.3	**Total amortisation of intangibles**	55	-	-	55
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	N/a	N/a
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/a	N/a

+ See chapter 19 for defined terms.

Consolidated balance sheet

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	6,455	3,634	5,374
4.2	Receivables	1,190	889	1,055
4.3	Investments	-	-	-
4.4	Inventories	1,281	1,339	1,017
4.5	Other (provide details if material)	167	53	17
4.6	**Total current assets**	**9,093**	**5,915**	**7,463**
	Non-current assets			
4.7	Receivables	-	-	-
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	-	-	15
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	671	447	426
4.14	Intangibles (net)	236	291	346
4.15	Other (provide details if material)	-	-	-
4.16	**Total non-current assets**	**907**	**738**	**787**
4.17	**Total assets**	**10,000**	**6,653**	**8,250**
	Current liabilities			
4.18	Payables	1,056	1,330	922
4.19	Interest bearing liabilities	-	34	41
4.20	Provisions	212	193	152
4.21	Other (provide details if material)	-	-	-
4.22	**Total current liabilities**	**1,268**	**1,557**	**1,115**
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	-	-	-
4.25	Provisions	90	76	79
4.26	Other (provide details if material)	-	-	-
4.27	**Total non-current liabilities**	**90**	**76**	**79**
4.28	**Total liabilities**	**1,358**	**1,633**	**1,194**
4.29	Net assets	**8,642**	**5,020**	**7,056**

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	36,904	29,378	29,172
4.31	Reserves	-	-	-
4.32	Retained profits (accumulated losses)	(28,262)	(24,358)	(22,116)
4.33	**Equity attributable to members of the parent entity**	**8,642**	**5,020**	**7,056**
4.34	Outside +equity interests in controlled entities	-	-	-
4.35	**Total equity**	**8,642**	**5,020**	**7,056**
4.36	Preference capital included as part of 4.33	-	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	N/a	N/a
5.2	Expenditure incurred during current period	N/a	N/a
5.3	Expenditure written off during current period	N/a	N/a
5.4	Acquisitions, disposals, revaluation increments, etc.	N/a	N/a
5.5	Expenditure transferred to Development Properties	N/a	N/a
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	N/a	N/a

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/a	N/a
6.2	Expenditure incurred during current period	N/a	N/a
6.3	Expenditure transferred from exploration and evaluation	N/a	N/a
6.4	Expenditure written off during current period	N/a	N/a
6.5	Acquisitions, disposals, revaluation increments, etc.	N/a	N/a
6.6	Expenditure transferred to mine properties	N/a	N/a

+ See chapter 19 for defined terms.

6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	N/a	N/a

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from operations	1,078	1,986
7.2	Payments to suppliers and employees	(5,590)	(3,859)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest received	174	132
7.6	Interest and other costs of finance paid	(1)	(7)
7.7	Income taxes paid	-	-
7.8	Other Grants received	-	633
7.9	**Net operating cash flows**	**(4,339)**	**(1,115)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(365)	(166)
7.11	Proceeds from sale of property, plant and equipment	2	-
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments		-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	**(363)**	**(166)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	7,910	3,318
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	(3)	(199)
7.21	Dividends paid	-	-
7.22	Other Share issue costs	(384)	(190)
7.23	**Net financing cash flows**	**7,523**	**2,929**
7.24	**Net increase (decrease) in cash held**	**2,821**	**1,648**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	**3,634**	**3,726**
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**6,455**	**5,374**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

N/a

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	6,455	5,374
8.2 Deposits at call		
8.3 Bank overdraft		
8.4 Other (provide details)		
8.5 Total cash at end of period *(item 7.27)*	**6,455**	**5,374**

+ See chapter 19 for defined terms.

Ratios	Current period	Previous corresponding period
9.1 **Profit (loss)before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(245.64)%	(30.76)%
9.2 **Profit (loss) after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	(45.17)%	(13.81)%

Earnings per security (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share* (a) Basic EPS	(2.93)¢	(0.86)¢
(b) Diluted EPS (if materially different from (a))	Not materially different	Not materially different
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	133,399,479	112,574,000

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	6.1¢	5.4¢

Details of specific receipts/outlays, revenues/ expenses

	Current period $A'000	Previous corresponding period - $A'000
12.1 Interest revenue included in determining item 1.5	174	179
12.2 Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3 Interest costs excluded from borrowing costs, capitalised in asset values	-	-

+ See chapter 19 for defined terms.

12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	364
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	108	105
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*	-	-

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/a
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	N/a
13.3	Date from which such profit has been calculated	N/a
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	N/a

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/a
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	N/a
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/a
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	N/a

+ See chapter 19 for defined terms.

14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/a

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments – Segment information is shown on attachment A

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/a
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/a
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/a

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	-	-	-
15.5	Previous year	-	-	-
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	-	-	-
15.7	Previous year	-	-	-

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	-	-
15.9	Preference +securities	-	-

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	-	-
15.11	Preference +securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	-	-

The +dividend or distribution plans shown below are in operation.

N/a

The last date(s) for receipt of election notices for the +dividend or distribution plans: N/a

Any other disclosures in relation to dividends (distributions)

N/a

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	N/a	N/a
16.2	Income tax on ordinary activities	N/a	N/a
16.3	**Profit (loss) from ordinary activities after income tax**	N/a	N/a
16.4	Extraordinary items net of tax	N/a	N/a
16.5	**Net profit (loss)**	N/a	N/a
16.6	Outside +equity interests	N/a	N/a
16.7	**Net profit (loss) attributable to members**	N/a	N/a

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
	N/a	N/a	N/a	N/a
17.2 Total	N/a	N/a	N/a	N/a
17.3 Other material interests	N/a	N/a	N/a	N/a
	-	-	-	-
17.4 Total	N/a	N/a	N/a	N/a

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

+ See chapter 19 for defined terms.

Category of +securities		Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3	**+Ordinary securities**	137,146,377	137,146,377		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	 4,690,000 166,667 8,000,000 -	 4,690,000 166,667 8,000,000 -	 34¢ 45¢ 78¢ -	 34¢ 45¢ 78¢ -
18.5	**+Convertible debt securities** *(description and conversion factor)*	-	-	-	-
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	 - -	 - -	 - -	 - -
18.7	**Options** *(description and conversion factor)*	 1,109,001 433,333 733,333 1,205,000 2,410,000 525,000 525,000 1,050,000 1,355,000 1,355,000 2,710,000		*Exercise Price* 35¢ 40¢ 45¢ 78¢ 97¢ 77¢ 105¢ 140¢ 77¢ 105¢ 144¢	*Expiry date* *(if any)* 30/03/03 30/03/03 30/03/03 31/10/02 31/10/04 30/11/06 30/11/06 30/11/06 30/11/06 30/11/06 30/11/06

+ See chapter 19 for defined terms.

18.8	Issued during current period	525,000 525,000 1,050,000 1,355,000 1,355,000 2,710,000		77¢ 105¢ 140¢ 77¢ 105¢ 144¢	30/11/06 30/11/06 30/11/06 30/11/06 30/11/06 30/11/06
18.9	Exercised during current period	4,690,000 166,667		34¢ 45¢	
18.10	Expired during current period	25,000		34¢	
18.11	**Debentures** *(totals only)*	-	-	-	-
18.12	**Unsecured notes** *(totals only)*	-	-	-	-

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Refer note at attachment B

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

N/A

+ See chapter 19 for defined terms.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

$250,900

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

N/A

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	N/A
Time	N/A
Approximate date the +annual report will be available	N/A

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used	N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	X	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached

6 The entity has a formally constituted audit committee.

Sign here: .... Date: ....5 February 2002.......................
(Company Secretary)

Print name: .....Walter Edgar...

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

+ See chapter 19 for defined terms.

3. **Consolidated profit and loss account**

Item 1.1	The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance.*
Item 1.6	This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

Attachment A Segment report

Segment Information

Primary reporting – business segments

Half–year 2001	Cardiac e-Health $	VentrAssist $	Consolidated $
Total segment revenue	741,484	635,025	1,376,509
Unallocated revenue			212,756
Revenue from ordinary activities			1,589,265
Segment result	(928,200)	(2,061,100)	(2,989,300)
Unallocated revenue less unallocated expenses			(914,494)
Loss from ordinary activities before income tax expense			(3,903,794)

Half–year 2000	Cardiac e-Health $	VentrAssist $	Consolidated $
Total segment revenue	2,275,687	633,200	2,908,887
Unallocated revenue			257,272
Revenue from ordinary activities			3,166,159
Segment result	469,900	(961,600)	(491,700)
Unallocated revenue less unallocated expenses			(482,652)
Loss from ordinary activities before income tax expense			(974,352)

Attachment B Review of operations

Review of Operations

In line with expectations MicroMedical Industries Limited incurred a loss of $3.90m in the six months to 31 December 2001.

During the half year MicroMedical continued to make positive progress with the VentrAssist "artificial heart".

The VentrAssist division intensified the development program of its revolutionary artificial heart as it moves from design to the commencement of clinical trials and finally to full commercialisation.

The previously noted need to increase expenditure in the VentrAssist division leading to and during clinical trials contributed to an increase in Research & Development expenditure of $1.23m compared to the same period last year. In total Research & Development amounted to $3.02m and in line with MicroMedical's accounting policy, was fully expensed.

As indicated at the Annual General Meeting in November 2001, sales revenue of $0.74m from the Cardiac e-Health division during the period was disappointing.

The reduction in sales revenue was caused by the post September 11 impact on MicroMedical's sales to airlines as well as poor economic and trading conditions in the Northern Hemisphere. Initiatives have been implemented to reorganize the division which will assist future performance.

At 31 December 2001, MicroMedical's cash reserves were $6.455m with no significant or long term debt. However, the directors continue to actively consider all funding strategies to meet the company's ongoing needs.

12/16101

03 FEB -6 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B


3

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

MICROMEDICAL INDUSTRIES LIMITED

ACN, ARBN or ARSN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,420,000

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	5,420,000 OPTIONS EXPIRY DATE 30 NOVEMBER 2006 EXERCISE PRICE OF THE OPTIONS IS AS FOLLOWS: (a) **First Tranche**: $0.77 25% Exercisable as from 1/12/2002 (b) **Second Tranche**: $1.05 25% Exercisable as from 1/12/2003 (c) **Third Tranche**: $1.40 50% Exercisable as from 1/12/2005
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	EXERCISE PRICE OF THE OPTIONS IS AS FOLLOWS: **(a) First Tranche**: $0.77 25% Exercisable as from 1/12/2002 **(b) Second Tranche**: $1.05 25% Exercisable as from 1/12/2003 **(c) Third Tranche**: $1.40 50% Exercisable as from 1/12/2005

+ See chapter 19 for defined terms.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Grant of Options to Executives, Senior Managers, Employees and Consultant, as approved by shareholders at the Annual General Meeting, 15th November 2001.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	December 7th, 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
137,146,377	ORDINARY

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
13,410,667	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	

+ See chapter 19 for defined terms.

15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

+ See chapter 19 for defined terms.

29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

+ See chapter 19 for defined terms.

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12th December 2001
(Company Secretary)

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.

3/12/01

03 FEB -6 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

MICROMEDICAL INDUSTRIES LIMITED

ACN, ARBN or ARSN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	300,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	300,000 OPTIONS EXERCISE PRICE 34¢ EXPIRY DATE 30 NOVEMBER 2001

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS HELD BY DIRECTORS UNDER THE DIRECTORS OPTION SCHEME
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	November 30th, 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
137,146,377	ORDINARY

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
7,990,667	OPTIONS

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3rd December 2001
(Company Secretary)

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.

3/12/01

03 FEB -6 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B



New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

MICROMEDICAL INDUSTRIES LIMITED

ACN, ARBN or ARSN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,740,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	2,740,000 OPTIONS EXERCISE PRICE 34¢ EXPIRY DATE 30 NOVEMBER 2001

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS HELD BY EMPLOYEES UNDER EMPLOYEE OPTION SCHEME
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	November 30th, 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
136,846,377	ORDINARY

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
8,290,667	OPTIONS

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3rd December 2001
(Company Secretary)

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.


03 FEB -6 AM 7:21

Heart Pump Proven Viable Alternative to Transplant

30 November 2001

An Australian company which is developing a miniaturised heart pump for human trials has welcomed a major study in the United States that shows implanted heart pumps significantly prolong the lives of patients with severe heart failure and acts as an alternative to heart transplants.

The three-year study of 129 patients showed that patients who received a heart pump, or Left Ventricular Assist Device, reduced their risk of death by 48% for one year. The heart pump also was associated with significantly improved quality of life when compared with patients given the best available medical care without the device.

The results of the randomised trial have been published in the latest edition of the prestigious New England Journal of Medicine and have been described by leading medical experts as "significant".

Australia's MicroMedical Industries hopes to have its VentrAssist heart pump ready for human trials within months. Dr. John Woodard, Chief Executive of MicroMedical's VentrAssist Division said the study was the most significant piece of news published about heart pumps because it proved the device was superior to drug therapy.

"It is very important because it offers new hope for millions of heart patients whose life expectancy is greatly reduced because the number of patients waiting for a transplant far exceed the donated hearts available.

"We can expect to see demand for the device from patients who would prefer mobility and an improved quality of life - even if only a short time - than to sit in bed waiting for death."

The study showed that 75% of patients who didn't get the device died within a year, compared with 48% of those who received the heart pump. Patients given the device had a median survival rate of 408 days compared with 150 days for those on the best available therapy. Just 8% of those getting this standard treatment were alive after two years compared with 23% of those who received the heart pump.

Dr. Woodard said the US study was carried out with an older, first generation heart pump. MicroMedical's device incorporates the latest technology, is about half the size of the trial device and therefore is suitable for children as well as adults. It also is significantly different because it has only one moving part and, unlike first generation devices, has no wearing parts.

ends

■ **For further information:**
Investor Relations: Walter Edgar (02) 9422 3095
Technical: Dr. John Woodard (02) 9422 3102
Released through Peter Baker, Michels Warren (02) 9957 4233

Background to the study

- It was known as REMATCH – Randomised Revaluation of Mechanical Assistance for the Treatment of Congestive Heart failure
- The randomised trial is one of the most rigorous scientific tests of any medical advance and one that's not often applied to surgical procedures
- The trial was designed by Columbia University
- Funding was provided by the US National Heart Lung and Blood Institute, Thoratech Corp, and the 22 participating centres
- It lasted three years
- 129 patients participated (68 received the pump and the other 61 were treated with "medical management"
- The patients were all too sick and too old to qualify for a heart transplant and had a 75% chance of dying within one year
- The device used was about the size of a compact disc player
- Each year 500,000 Americans are diagnosed with congestive heart failure. In Australia the figure is about 35,000.

Significant findings from the study

- Implanted LVADs can boost failing hearts to extend lives and improve quality of life
- Patients who received the LVAD reduced their risk of death by 48% for one year – the equivalent of 250 lives saved for every 1,000 patients with end-stage heart failure a year compared with 70 deaths prevented for every 1,000 patients in those treated with medication such as beta blockers
- The data indicates that heart pumps can be used as "destination" or permanent therapy rather than as just temporary solutions for patients waiting for a transplant as is current
- Thoratech Corp has filed an application with the US Food and Drug Administration for the device to be used as treatment for patients with end-stage heart failure. Currently the FDA allows heart assist devices only as a bridge to transplant.

The LVAD technology

- Left Ventricular Assist Devices or heart pumps leave the heart in place, taking over its work
- A tube runs from the left ventricle to drain blood into the device and the pump sends the blood to the aorta, the artery that supplies oxygen-rich blood to the brain and body
- Another tube runs from the pump to a small battery pack outside the body. A microprocessor worn on a belt controls the pump.

MicroMedical





MicroMedical Industries Limited
ABN 46 003 180 372

125 Greville Street
Chatswood NSW 2067
Australia

tel +61 2 9422 3100
fax +61 2 9422 3101

email mmi@micromed.com.au
http://www.micromed.com.au

news release

For immediate release • Date: 20th November 2001

MicroMedical Artificial Heart Wins Major R&D Award

MicroMedical Industries – the Australian company which has developed an artificial heart to save the lives of people with congestive heart failure – in conjunction with University of Technology, Sydney (UTS) has won a Business/Higher Education Round Table Award for 2001 for outstanding achievement in collaborative research and development.

The Award came at an appropriate time for MicroMedical as the mechanical heart, known formally as the VentrAssist device, is coming to the end of animal trials and will be ready for human trials in Melbourne next year. This Award marks the achievement by MicroMedical and UTS of identifying a market need, coming up with a highly innovative design and effectively translating that intellectual property into a manufacturable product.

The Award was announced at a gala dinner on 15th November by the Business/Higher Education Round Table. Professor Leon Mann of the University of Melbourne chaired a distinguished and experienced panel of judges which examined criteria including:

- Innovation
- Strength of the relationship between collaborating partners
- Outreach to other groups, including overseas
- The benefits to Australia
- Cultural impact on the partner/organisation

The CEO VentrAssist, Dr John Woodard, said the Award was extremely gratifying because it recognised the intellect and capability represented by MicroMedical and UTS researchers.

"We are very proud to have developed our VentrAssist device with the help of the UTS. It has the potential to help tens of thousands of patients world-wide who currently have no other hope of cure," said Dr Woodard.

UTS artificial heart researcher, Dr. Peter Watterson, said "the unique feature of the VentrAssist blood pump is the way the pump impeller levitates by gliding on the blood passing through the pump.

"The effect of this revolutionary design is that VentrAssist promises to be long lasting and reliable.

"Importantly, its size is such that it can fit all patients, including children."

MicroMedical Industries Limited is a listed Australian company (ASX ticker: MMD; Web site; www.micromed.com.au) that develops and exports cardiac e-health solutions including miniaturised cardiac monitors and software. It also produces a leading range of veterinary cardiac systems. MicroMedical's VentrAssist Division is developing a miniature implantable blood pump commonly known as an 'artificial heart' with collaboration from The Alfred Hospital Melbourne, the University of Technology, Sydney and the University of NSW.

For further information:

Dr. John Woodard – CEO VentrAssist	Phone 9422.3107 or fax 9422.3124
Mr. Walter Edgar – CFO MicroMedical Industries Ltd.	Phone 9422.3095 or fax 9422.3101
Peter Baker/Tessa Sexton – Michels Warren	Phone 9957.4233

03 FEB -6 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B



New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

MICROMEDICAL INDUSTRIES LIMITED

ACN, ARBN or ARSN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,100,000

+ See chapter 19 for defined terms.

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	2,100,000 OPTIONS EXPIRY DATE 30 NOVEMBER 2006 EXERCISE PRICE of the options is as follows: (a) **First Tranche** - the greater of: (i) the weighted average closing price of the Company's ordinary shares on ASX for the five trading days immediately following the Company's annual general meeting held in 2001, rounded to the nearest cent, plus 10% of such price; *or* (ii) twenty cents. (b) **Second Tranche** - the greater of: (ii) the weighted average closing price of the Company's ordinary shares on ASX for the five trading days immediately following the Company's annual general meeting held in 2001, rounded to the nearest cent, plus 50% of such price; *or* (ii) twenty cents. (c) **Third Tranche** - the greater of: (i) the weighted average closing price of the Company's ordinary shares on ASX for the five trading days immediately following the Company's annual general meeting held in 2001, rounded to the nearest cent, plus 100% of such price; *or* (ii) twenty cents.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	EXERCISE PRICE of the options is as follows: (a) **First Tranche** - the greater of: (i) the weighted average closing price of the Company's ordinary shares on ASX for the five trading days immediately following the Company's annual general meeting held in 2001, rounded to the nearest cent, plus 10% of such price; *or* (ii) twenty cents. (b) **Second Tranche** - the greater of: (i) the weighted average closing price of the Company's ordinary shares on ASX for the five trading days immediately following the Company's annual general meeting held in 2001, rounded to the nearest cent, plus 50% of such price; *or* (ii) twenty cents. (c) **Third Tranche** - the greater of: (i) the weighted average closing price of the Company's ordinary shares on ASX for the five trading days immediately following the Company's annual general meeting held in 2001, rounded to the nearest cent, plus 100% of such price; *or* (ii) twenty cents.

+ See chapter 19 for defined terms.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Directors share options approved by shareholders at the Annual General Meeting, 15th November 2001.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16th November 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
134,106,377	ORDINARY

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
11,030,667	OPTIONS

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

The securities will participate fully in all future dividends declared by the company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	
40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16th November 2001
(Company Secretary)

+ See chapter 19 for defined terms.

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.

16/11/01



16 November 2001

Australian Stock Exchange Limited
Company Announcements Office

Lodgement of Disclosure Document

MicroMedical Industries Limited ("MicroMedical") today lodged a prospectus with ASIC for the issue of up to 5,420,000 options, for no consideration, to executives, senior managers, employees and a consultant of MicroMedical. A copy of the disclosure document is attached.

Shareholder approval for the issue of the options to the executives, senior managers, employees and consultant of MicroMedical was obtained at MicroMedical's annual general meeting held on 15 November 2001.

The options are being offered to the relevant executives, senior managers, employees and consultant in order to foster a long term relationship, to provide an appropriate level of incentive and to reward contribution to the company to date.

Details of the offer and the full terms and conditions of the options to be granted is set out in the attached disclosure document.

Yours sincerely

Walter Edgar
Company Secretary

ALK:1060090_1

16/11/01

03 FEB -5 AM 7:21



MICROMEDICAL INDUSTRIES LIMITED
ACN 003 180 372

This prospectus is for the issue of up to 5,420,000 Options, for no consideration, to Executives, Senior Managers, Employees and a Consultant of MicroMedical Industries Limited and its subsidiaries.

To receive your options, the Share Registry must receive your completed Acceptance Form by 5.00 pm on 7 December 2001

IMPORTANT NOTICE

This Prospectus is dated 16 November 2001. A copy of this Prospectus was lodged with ASIC on 16 November 2001. AISC and ASX and their respective officers take no responsibility for the contents of this Prospectus. The expiry date of this Prospectus is the date which is 13 months after the date of this Prospectus. No Options will be granted under this Prospectus later than the expiry date.

This Prospectus has been prepared on the basis that certain matters may be reasonably expected to be known to investors or their professional advisers. This Prospectus does not constitute an offer in any place where, or to any person to whom, it would not be lawful to make such an offer.

Defined terms and abbreviations used in the Prospectus are explained in the Glossary.

Applications for Options may only be made on the personalised Acceptance Form which accompanies this Prospectus.

The Corporations Law prohibits MicroMedical from processing applications in the seven day period after the date of lodgement of the Prospectus. This period may be extended by ASIC by up to a further seven days.

This document is important and should be read in its entirety. If you have any doubt as to the course of action you should follow, you should consult your stockbroker or other professional adviser.

GLOSSARY OF TERMS

Acceptance Form the acceptance form which accompanies this Prospectus.

ASIC Australian Securities and Investments Commission

ASX Australian Stock Exchange Limited.

Employees M Cook, R Dall, D Muir, G Pickering, G Rimland, M Von Huben, P Arrowsmith, T Barron, D Fenton, E Hemingway, H Locke, S McDonald , V Malone, M Russell, S Taaffe, M Welsh, S Wheeler, M Wilson, L Yusim, A Van der Meer, S Doolan, P Skevington, R Wilkins, K Jemmeson , Sam Lee, Shirley Lee, E Fish, P Bui, S Nel, K Labes, G Squires, C Wilkinson, Itsu Sen and R Lamanis.

Executives W Edgar, J Woodard, P Ayre, J Begg, N James, G Tansley, B Satchwell and M Blair.

Consultant D Esmore.

MicroMedical or Company MicroMedical Industries Limited ACN 003 180 372

Options Options to acquire fully paid ordinary shares in the capital of the Company, on the terms and conditions set out in Schedule 1 for Employees and on the terms and conditions set out in Schedule 2 for Executives, Senior Managers and the Consultant.

Prospectus this prospectus and includes any supplementary or replacement prospectus issued in relation to it.

Senior Managers S Cresswell, T Lewis and R Turner.

Share a fully paid ordinary share in the capital of the Company.

CONTINUOUS DISCLOSURE

This Prospectus is issued by MicroMedical in accordance with the provisions of the Corporations Act 2001 which are applicable to a prospectus for options to acquire continuously quoted securities.

MicroMedical is a disclosing entity. As a disclosing entity, MicroMedical is subject to regular reporting and disclosure obligations. Copies of documents lodged with ASIC in relation to MicroMedical may be obtained from, or inspected at, an ASIC office.

Having taken such precautions and having made such enquiries as are reasonable, the directors believe that MicroMedical has complied with the provisions of the ASX Listing Rules, as may be in force from time to time, which apply to MicroMedical in its capacity as a disclosing entity.

At any time until 5.00 pm on 7 December 2001, you may obtain copies of the following documents, free of charge, by telephoning Walter Edgar, the Company Secretary on (02) 9422 3095:

(a) the annual financial report for the 12 months ended 30 June 2001 (being the annual financial report most recently lodged with ASIC by MicroMedical);

(b) any half-year financial report lodged with ASIC by MicroMedical after lodgement of the 2001 annual financial report and before lodgement of this Prospectus with ASIC; and

(c) any continuous disclosure notices given by MicroMedical after the lodgement of the 2001 annual financial report and before the lodgement of this Prospectus with ASIC.

The following disclosure notices have been released to ASX after lodgement of the 2001 annual financial report and before the lodgement of this Prospectus with ASIC:

Date	Description
13 September 2001	Appendix 3B - New issue announcement – option exercise employee option scheme
24 September 2001	Appendix 3B - New issue announcement – option exercise employee option scheme
3 October 2001	Appendix 3B - New issue announcement – option exercise employee option scheme
4 October 2001	Appointment of new group managing director
4 October 2001	Company secretary resignation
12 October 2001	Appendix 3B - New issue announcement - option exercise employee option scheme
23 October 2001	MicroMedical receives FDA market clearance in USA for BLY-501 Adaptor
26 October 2001	Appendix 3B - New issue announcement - option exercise employee option scheme
06 November 2001	Appendix 3B - New issue announcement - option exercise employee option scheme
15 November 2001	Chairman's Address – 2001 AGM
15 November 2001	Formal appointment of group managing director/chief executive officer
15 November 2001	Appendix 3B - New issue announcement - option exercise employee option scheme

16 November 2001

Dear Executives, Senior Managers, Employees and Consultant

On behalf of the board it is now my pleasure to offer you the opportunity to be granted Options to subscribe for fully paid ordinary shares in the capital of the Company on the terms and conditions set out in Schedule 1 for Employees and Schedule 2 for Executives, Senior Managers and the Consultant.

The number of Options being offered to you is specified in the personalised Acceptance Form which accompanies this Prospectus.

These Options are being offered to you in recognition of your contributions to the Company to date and to provide you with an appropriate level of incentive.

To accept this offer, Douglas Heck & Burrell Registries must receive your completed Acceptance Form by 5.00pm on Friday, 7 December 2001.

You do not need to return any money with the completed Acceptance Form as the Options are being offered to you for no consideration.

Please read this Prospectus carefully and in its entirety. If you have any questions please call Walter Edgar on (02) 9422 3095.

Yours faithfully

John C Massey
Chairman

DETAILS OF THE OFFER

MicroMedical is pleased to offer the Executives, Senior Managers, Employees and Consultant the opportunity to acquire such number of Options as may be specified on the relevant personalised Acceptance Form. No consideration is payable for the Options.

Each Option entitles the holder to subscribe for one fully paid ordinary share in the capital of the Company. The full terms and conditions of the Options being offered to the Employees is set out in Schedule 1. The full terms and conditions of the options being offered to the Executives, Senior Managers and Consultant is set out in Schedule 2.

This Prospectus is given to you for the purpose of compliance with the provisions of the Corporations Act relating to the issue of securities.

The offer of Options may only be accepted on the personalised Acceptance Form which accompanies this Prospectus. The Acceptance Form must be completed and returned to Douglas Heck & Burrell Registries GPO Box 35, Brisbane Queensland 4001. Completed Acceptance Forms must be received by Douglas Heck & Burrell Registries no later than 5.00pm on Friday, 7 December 2001.

The Options are being offered to you for no consideration. Therefore, you do not need to return any money with the completed Acceptance Form.

This offer may only be accepted for the entire number of Options specified in the relevant personalised Acceptance Form.

The offer of Options made pursuant to this Prospectus is not transferable. The Options will not be granted to any person other than the person described in the personalised Acceptance Form accompanying this Prospectus or that person's nominee approved by the directors.

The purpose of the offer of Options under this Prospectus is to foster a long term relationship with employees, provide an appropriate level of incentive and to reward contributions to the Company to date.

MicroMedical will not make an application to ASX for official quotation of the Options offered under this Prospectus. MicroMedical will make an application to ASX for official quotation of Shares issued upon the exercise of any Options.

The fact that ASX may grant official quotation of MicroMedical's Shares issued upon the exercise of the Options is not to be taken in any way as an indication of the merits of MicroMedical, the Options offered under this Prospectus or the Shares issued upon the exercise of the Options.

RIGHTS AND LIABILITIES ATTACHING TO THE OPTIONS AND THE UNDERLYING SECURITIES

A summary of the terms and conditions of the Options to be issued to the Employees is set out below. The full terms and conditions of the Options are contained in Schedule 1.

1. Each option entitles the holder, upon payment of the exercise price, to subscribe for one fully paid ordinary share in the capital of the Company.
2. The options vest in three tranches being one quarter on 30 November 2002, a further quarter on 30 November 2003 and the remaining half on 30 November 2005.
3. The options may not be exercised until they have vested (except in the specific circumstances set out in Schedule 1). Once vested, the options may be exercised until their expiry on 5.00 pm on 30 November 2006.
4. The exercise price for each tranche of options is:

First Tranche - the greater of 20 cents or the weighted average closing price of the Company's ordinary shares on ASX for the five trading days immediately following the 2001 AGM plus 10% of such price.

Second Tranche - the greater of 20 cents or the weighted average closing price of the Company's ordinary shares on ASX for the five trading days immediately following the 2001 AGM plus 50% of such price.

Third Tranche - the greater of 20 cents or the weighted average closing price of the Company's ordinary shares on ASX for the five trading days immediately following the 2001 AGM plus 100% of such price.

5. If employment with the Company ceases for reasons involving fraud or misconduct, the options lapse immediately. If employment with the Company ceases for other reasons, the options lapse one month after the cessation of the employment.

The full terms and conditions of the Options to be issued to the Executives, Senior Managers and Consultant are contained in Schedule 2. These terms and conditions are identical to the terms and conditions of the options to be issued to the Employees save for:

(a) the position required to be held in the Company to be able to exercise the options is "employee" in the case of the options to be issued to the Employees and "executive, senior manager or consultant" in the case of the options to be issued to the Executives, Senior Managers and the Consultant; and

(b) the options must be exercised in multiples of 50,000 for Executives, Senior Managers and Consultant while the multiple for Employees is 5,000.

All shares issued upon the exercise of the Options will rank parri passu with MicroMedical's existing fully paid ordinary shares.

EFFECT OF OFFER ON MICROMEDICAL

The directors do not believe that the offer of Options under this Prospectus will affect the profitability or financial position of the Company.

The capital structure of the Company at the date of this Prospectus (before the issue of the Options) is as follows:

Description	Number
Fully paid ordinary shares	134,106,377
Options to acquire fully paid ordinary shares	11,030,667

If all of the offers of Options made under this Prospectus are accepted, the total number of options on issue in the Company will increase from 11,030,667 to 16,450,667.

DISCLOSURE OF INTERESTS

Except as disclosed below or elsewhere in this Prospectus, no director, proposed director, person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus or promoter of MicroMedical:-

(a) has any interest nor has had any interest at any time within two years prior to the date of this Prospectus, in the formation or promotion of the Company or the offer contained in this Prospectus;

(b) have received or is entitled to receive any benefit to induce them to become, or to qualify as, a director of the Company or for services provided in connection with the formation or promotion of the Company or the offer contained in this Prospectus.

No director of MicroMedical has a relevant interest in any securities of the Company other than:

Name	Position	No of Shares	No of Options
John Massey	Chairman	586,500	750,000
Michael Spooner	Group Managing Director/ Chief Executive Officer	NIL	1,000,000[1]
Katherine Woodthorpe	Non-Executive Director	250,000	350,000
John Ward	Non-Executive Director	NIL	300,000

MicroMedical's Constitution provides that the directors, other than a managing director or executive director are entitled to remuneration for their services which remuneration must not exceed sums from time to time approved by the Company in general meeting. At the annual general meeting held on 15 November 2001 shareholders approved of an increase in the current maximum aggregate annual remuneration payable to the non-executive directors to $265,000 per annum. With the increase approved, the non-executive directors will now be receiving $40,000 per annum and the Chairman will now be receiving $80,000 per annum.

Clayton Utz and Douglas Heck & Burrell Registries have consented to being named in this Prospectus in the form and context described below and they have not withdrawn their consents as at the date of lodgement of the Prospectus.

Clayton Utz assisted MicroMedical with the preparation of this Prospectus, in their capacity as legal advisers to MicroMedical. An amount of approximately $6,500 is payable to Clayton Utz up to the date of this Prospectus in respect of these services and Clayton Utz will receive payment for work performed after the date of the Prospectus in accordance with its normal time based charges.

Douglas Heck & Burrell Registries is MicroMedical's share registrar. The Company estimates that approximately $400.00 will be payable to Douglas Heck & Burrell Registries in connection with the offer of Options under this Prospectus.

Neither Clayton Utz nor Douglas Heck & Burrell Registries accept any liability to any person for any misleading or deceptive statement in or omission from, any part of this Prospectus.

DIRECTORS' CONSENT

Each director of MicroMedical has consented to lodgement of this Prospectus with ASIC and has not withdrawn that consent.

[1] The 1,000,000 options were granted to Mr Spooner on 16 November 2001, in accordance with shareholder approval, to induce Mr Spooner to accept the position as Group Managing Director/Chief Executive Officer and to provide Mr Spooner with an incentive to increase the Company's share price.

SCHEDULE 1
TERMS AND CONDITIONS OF OPTIONS TO BE GRANTED TO EMPLOYEES

1. Each option entitles the holder on payment of the Exercise Price to subscribe for one fully paid ordinary share in the capital of MicroMedical Industries Limited ACN 003 180 372 ("Company").

2. The options are not transferable. No application will be made to Australian Stock Exchange Limited ("ASX") for official quotation of the options.

3. The options shall vest in the optionholder as follows:
   (a) one quarter on 30 November 2002 ("**First Tranche**");
   (b) one quarter on 30 November 2003 ("**Second Tranche**");
   (c) one half on 30 November 2005 ("**Third Tranche**");

   (each a "**tranche**" of options).

4. Subject to clause 5, the options are exercisable at any time prior to the Expiry Date.

5. Subject to clauses 6 and 7, the options may not be exercised unless the options have vested under clause 3.

6. Notwithstanding clause 5, such number of options, as the directors in their absolute discretion may determine, shall immediately vest in the optionholder and be capable of being exercised within the immediately following 30 day period or such other period of time as the directors, in their absolute discretion, may determine:
   (a) on the retirement of the optionholder as an employee of the Company or of a company related to the Company, provided that the optionholder has attained the age of 62 years;
   (b) where the optionholder is the approved nominee of an employee of the Company or of a company related to the Company, on the retirement of such employee, provided that the employee has attained the age of 62 years;
   (c) on the optionholder ceasing to be an employee of the Company or of a company related to the Company, due to death or permanent disability of the optionholder;
   (d) where the optionholder is the approved nominee of an employee of the Company or of a company related to the Company, on such employee ceasing to be an employee of the Company or of a company related to the Company, due to death or permanent disability of the employee;
   (e) on the optionholder ceasing to be an employee of the Company or of a company related to the Company, provided that the directors, in their absolute discretion, have determined the options should vest in the optionholder and be capable of being exercised in accordance with this clause; or
   (f) where the optionholder is the approved nominee of an employee of the Company or of a company related to the Company, on such employee ceasing to be an employee of the Company or of a company related to the Company, provided that the directors, in their absolute discretion, have determined that the options should vest in the optionholder and be capable of being exercised in accordance with this clause.

7. Notwithstanding clause 5, the options shall immediately vest in the optionholder and be capable of being exercised within the immediately following 30 day period or such other period of time as the directors, in their absolute discretion, may determine if an entity obtains a relevant interest in greater than 50% of the voting power in the Company, as those terms are defined in the Corporations Act or if an entity is able to control the composition of the board of directors of the Company.

8. The exercise price of the options is as follows:
   (a) **First Tranche** - the greater of:
      (i) the weighted average closing price of the Company's ordinary shares on ASX for the five trading days immediately following the Company's annual general meeting held in 2001, rounded to the nearest cent, plus 10% of such price; or
      (ii) twenty cents.
   (b) **Second Tranche** - the greater of:
      (i) the weighted average closing price of the Company's ordinary shares on ASX for the five trading days immediately following the Company's annual general meeting held in 2001, rounded to the nearest cent, plus 50% of such price; or
      (ii) twenty cents.
   (c) **Third Tranche** - the greater of:
      (i) the weighted average closing price of the Company's ordinary shares on ASX for the five trading days immediately following the Company's annual general meeting held in 2001, rounded to the nearest cent, plus 100% of such price; or
      (ii) twenty cents.

   ("**Exercise Price**").

9. The options shall expire at 5.00pm on 30 November 2006 ("**Expiry Date**").

10. The options shall lapse and be incapable of being exercised on the earlier of:
   (a) immediately if the Company is removed from the official list of ASX;
   (b) immediately on the optionholder ceasing to be an employee of the Company or of a company related to the Company, for reason involving fraud or misconduct;
   (c) immediately where the optionholder is the approved nominee of an employee of the Company or of a company related to the Company, and such employee ceases to be such for reasons involving fraud or misconduct;

(d) unless otherwise stipulated by the directors of the Company, one month after the optionholder has ceased to be an employee of the Company or of a company related to the Company, for reasons other than fraud or misconduct;

(e) unless otherwise stipulated by the directors of the Company, where the optionholder is the approved nominee of an employee of the Company or of a company related to the Company, one month after such employee ceases to be such for reasons other than fraud or misconduct; or

(f) on the Expiry Date.

11. Options may only be exercised in multiples of 5,000.

12. Completing the Notice of Exercise of Option, in the form of the notice set out below, and delivering it to the company secretary, or such other person as the board may nominate, at the registered office of the Company together with the Exercise Price effects exercise of the options.

13. Subject to the ASX Listing Rules, shares allotted and issued pursuant to the exercise of an option will be allotted and issued not more than 14 days after the receipt of a valid Notice of Exercise of Option and the Exercise Price in respect of the exercise of the option.

14. All shares issued upon exercise of the options and payment of the Exercise Price will rank pari passu in all respects with the Company's then existing ordinary fully paid shares. The Company will apply for official quotation by ASX of all shares issued upon exercise of the options.

15. There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of capital offered to shareholders during the currency of the options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the books closing date will, subject to the ASX Listing Rules, be at least seven business days after the issue is announced. This will give optionholders the opportunity to exercise options which have vested prior to the date for determining entitlements to participate in any such issue.

16. If the Company makes a pro rata bonus issue of fully paid ordinary shares to members (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no shares have been allotted and registered in respect of the exercise of an option before the record date for determining entitlements to the bonus issue, then the number of shares for which the optionholder is entitled to subscribe on exercise of the option is increased by the number of shares the optionholder would have received if the option had been exercised before the record date for the bonus issue.

17. If the Company makes a pro rata issue of securities (except a bonus issue) to members (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) the exercise price of the options shall be reduced according to the formula specified in the ASX Listing Rules.

18. In the event of any reconstruction of the issued ordinary capital of the Company, the number of shares attaching to each option or the Exercise Price of each option or both shall be reorganised in the manner specified in the ASX Listing Rules at the time of the reorganisation.

SCHEDULE

Notice of Exercise of Option

(1) ....

of (2)..

....

hereby exercises (3) .... options for the issue of ordinary fully paid shares in the capital of the MicroMedical Industries Ltd. Enclosed is payment of (4)........................ representing the Exercise Price.

I/we(5) agree to be bound by the Constitution of MicroMedical Industries Ltd.

DATED this (6) day of , .

....

Signature

Notes:

1. Insert Name
2. Insert Address
3. Number of Options to be exercised. Must be multiples of 5,000.
4. Amount calculated - No. of Options x $Exercise Price.
5. Delete if inapplicable.
6. Complete details.

SCHEDULE 2
TERMS AND CONDITIONS OF OPTIONS TO BE GRANTED TO EXECUTIVES, SENIOR MANAGERS AND CONSULTANT

1. Each option entitles the holder on payment of the Exercise Price to subscribe for one fully paid ordinary share in the capital of MicroMedical Industries Limited ACN 003 180 372 ("Company").

2. The options are not transferable. No application will be made to Australian Stock Exchange Limited ("ASX") for official quotation of the options.

3. The options shall vest in the optionholder as follows:
   (a) one quarter on 30 November 2002 ("**First Tranche**");
   (b) one quarter on 30 November 2003 ("**Second Tranche**");
   (c) one half on 30 November 2005 ("**Third Tranche**");

   (each a "**tranche**" of options).

4. Subject to clause 5, the options are exercisable at any time prior to the Expiry Date.

5. Subject to clauses 6 and 7, the options may not be exercised unless the options have vested under clause 3.

6. Notwithstanding clause 5, such number of options, as the directors in their absolute discretion may determine, shall immediately vest in the optionholder and be capable of being exercised within the immediately following 30 day period or such other period of time as the directors, in their absolute discretion, may determine:
   (a) on the retirement of the optionholder as a director, executive, senior manager or consultant of the Company or of a company related to the Company, provided that the optionholder has attained the age of 62 years;
   (b) where the optionholder is the approved nominee of a director, executive, senior manager or consultant of the Company or of a company related to the Company, on the retirement of such director, executive, senior manager or consultant, provided that the director, executive, senior manager or consultant has attained the age of 62 years;
   (c) on the optionholder ceasing to be a director, executive, senior manager or consultant of the Company or of a company related to the Company, due to death or permanent disability of the optionholder;
   (d) where the optionholder is the approved nominee of a director, executive, senior manager or consultant of the Company or of a company related to the Company, on such director, executive, senior manager or consultant ceasing to be a director, executive, senior manager or consultant of the Company or of a company related to the Company, due to death or permanent disability of the director, executive, senior manager or consultant;
   (e) on the optionholder ceasing to be a director, executive, senior manager or consultant of the Company or of a company related to the Company, provided that the directors, in their absolute discretion, have determined the options should vest in the optionholder and be capable of being exercised in accordance with this clause; or
   (f) where the optionholder is the approved nominee of a director, executive, senior manager, or consultant of the Company or of a company related to the Company, on such director, executive, senior manager or consultant ceasing to be a director, executive, senior manager or consultant of the Company or of a company related to the Company, provided that the directors, in their absolute discretion, have determined that the options should vest in the optionholder and be capable of being exercised in accordance with this clause.

7. Notwithstanding clause 5, the options shall immediately vest in the optionholder and be capable of being exercised within the immediately following 30 day period or such other period of time as the directors, in their absolute discretion, may determine if an entity obtains a relevant interest in greater than 50% of the voting power in the Company, as those terms are defined in the Corporations Act or if an entity is able to control the composition of the board of directors of the Company.

8. The exercise price of the options is as follows:
   (a) **First Tranche** - the greater of:
      (i) the weighted average closing price of the Company's ordinary shares on ASX for the five trading days immediately following the Company's annual general meeting held in 2001, rounded to the nearest cent, plus 10% of such price; or
      (ii) twenty cents.
   (b) **Second Tranche** - the greater of:
      (i) the weighted average closing price of the Company's ordinary shares on ASX for the five trading days immediately following the Company's annual general meeting held in 2001, rounded to the nearest cent, plus 50% of such price; or
      (ii) twenty cents.
   (c) **Third Tranche** - the greater of:
      (i) the weighted average closing price of the Company's ordinary shares on ASX for the five trading days immediately following the Company's annual general meeting held in 2001, rounded to the nearest cent, plus 100% of such price; or
      (ii) twenty cents.

   ("**Exercise Price**").

9. The options shall expire at 5.00pm on 30 November 2006 ("**Expiry Date**").

10. The options shall lapse and be incapable of being exercised on the earlier of:
   (a) immediately if the Company is removed from the official list of ASX;

(b) immediately on the optionholder ceasing to be a director, executive, senior manager or consultant of the Company or of a company related to the Company, for reason involving fraud or misconduct;

(c) immediately where the optionholder is the approved nominee of a director, executive or senior manager or consultant of the Company or of a company related to the Company, and such director, executive, senior manager or consultant ceases to be such for reasons involving fraud or misconduct;

(d) unless otherwise stipulated by the directors of the Company, one month after the optionholder has ceased to be a director, executive, senior manager or consultant of the Company or of a company related to the Company, for reasons other than fraud or misconduct;

(e) unless otherwise stipulated by the directors of the Company, where the optionholder is the approved nominee of a director, executive, senior manager or consultant of the Company or of a company related to the Company, one month after such director, executive, senior manager or consultant ceases to be such for reasons other than fraud or misconduct; or

(f) on the Expiry Date.

11. Options may only be exercised in multiples of 50,000.

12. Completing the Notice of Exercise of Option, in the form of the notice set out below, and delivering it to the company secretary, or such other person as the board may nominate, at the registered office of the Company together with the Exercise Price effects exercise of the options.

13. Subject to the ASX Listing Rules, shares allotted and issued pursuant to the exercise of an option will be allotted and issued not more than 14 days after the receipt of a valid Notice of Exercise of Option and the Exercise Price in respect of the exercise of the option.

14. All shares issued upon exercise of the options and payment of the Exercise Price will rank parri passu in all respects with the Company's then existing ordinary fully paid shares. The Company will apply for official quotation by ASX of all shares issued upon exercise of the options.

15. There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of capital offered to shareholders during the currency of the options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the books closing date will, subject to the ASX Listing Rules, be at least seven business days after the issue is announced. This will give optionholders the opportunity to exercise options which have vested prior to the date for determining entitlements to participate in any such issue.

16. If the Company makes a pro rata bonus issue of fully paid ordinary shares to members (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) and no shares have been allotted and registered in respect of the exercise of an option before the record date for determining entitlements to the bonus issue, then the number of shares for which the optionholder is entitled to subscribe on exercise of the option is increased by the number of shares the optionholder would have received if the option had been exercised before the record date for the bonus issue.

17. If the Company makes a pro rata issue of securities (except a bonus issue) to members (other than an issue in lieu or in satisfaction of dividends or by way of dividend reinvestment) the exercise price of the options shall be reduced according to the formula specified in the ASX Listing Rules.

18. In the event of any reconstruction of the issued ordinary capital of the Company, the number of shares attaching to each option or the Exercise Price of each option or both shall be reorganised in the manner specified in the ASX Listing Rules at the time of the reorganisation.

SCHEDULE

Notice of Exercise of Option

(1) ....

of (2)...

....

hereby exercises (3) .... options for the issue of ordinary fully paid shares in the capital of the MicroMedical Industries Ltd. Enclosed is payment of (4)........................ representing the Exercise Price.

I/we(5) agree to be bound by the Constitution of MicroMedical Industries Ltd.

DATED this (6) day of , .

....

Signature

Notes:

1. Insert Name
2. Insert Address
3. Number of Options to be exercised. Must be multiples of 50,000.
4. Amount calculated - No. of Options x $Exercise Price.
5. Delete if inapplicable.
6. Complete details.

CORPORATE DIRECTORY

Directors	John Massey, Chairman Michael Spooner, Group Managing Director/Chief Executive Officer Katherine Woodthorpe, Non-Executive Director John Ward, Non-Executive Director
Company Secretary	Walter Edgar
Registered Office	11 Technology Drive Labrador, Queensland, 4215
Company's Solicitors	Clayton Utz 215 Adelaide Street Brisbane, Queensland, 4000
Share Registry	Douglas Heck & Burrell Registries Level 22 300 Queen Street Brisbane, Queensland, 4001
Stock Exchange Listings	Australian Stock Exchange. Home branch is Brisbane.

MicroMedical

03 FEB -5 AM 7:21

MicroMedical Industries Limited
ABN 46 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

tel +61 2 9422 3100
fax +61 2 9422 3101

email mmi@micromed.com.au
http://www.micromed.com.au

FAXED TO ASX BUT COPY OF PRESENTATION NOT INCLUDED WITH THIS FAX



MicroMedical Industries Limited

Technical Presentation – AGM – Thursday 15th November 2001

Attached is a copy of the 18 page presentation to be made by Dr. John Woodard, CEO VentrAssist, at MicroMedical Industries Limited's Annual General Meeting in Brisbane today.

MicroMedical Industries Limited is a listed Australian company (ASX ticker: MMD; Web site; www.micromed.com.au) that develops and exports cardiac e-health solutions including miniaturised cardiac monitors and software. It also produces a leading range of veterinary cardiac systems. MicroMedical's VentrAssist Division is developing a miniature implantable blood pump commonly known as an 'artificial heart' with collaboration from The Alfred Hospital Melbourne, the University of Technology, Sydney and the University of NSW.

For further information:
Mr. John Massey Chairman (07) 3868 4958


FAXED
15.11.01



VentrAssist

Left Ventricular Assist Device
or
"Artificial Heart"

John Woodard



www.ventrassist.com

Overview - **VentrAssist** Presentation



- Why are we in this business - What is the market for our device ?
- Competition - What about other designs ?
- Why our device is better
- System description / Advantages for patients using VentrAssist
- Achievements for the year
- What next ?

Ventricular Assist Devices - Market

- World-wide, over 8 million people suffer from Congestive Heart Failure
- Congestive Heart Failure is increasing (see below)
- A large proportion of these patients cannot be treated and go on to die of the disease
- Approximately 800,000 patients are in this terminal phase
    - Life expectancy of less than 1 year
    - Completely debilitated, many unable to get out of bed
    - Annual costs in the US are > $US22 billion/p.a
- New rotary technology artificial hearts such as the VentrAssist can provide a viable permanent "destination therapy" with excellent quality of life
- "Destination therapy" market is estimated by independent analysts at $US12.5 billion p.a.
- The market for these devices is still embryonic
- The majority of sales will be in USA & Europe


United States: 1979–95 Mortality, Final Data
Deaths in Thousands
50
45
40
35
30
25
20
15
10
5
0
79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95
Years

Source: American Heart Association

Rotary Devices: Design Issues

HeartMate II

DeBakey

HeartMate III

Terumo

- A number of competing devices are being developed in the new "rotary" artificial heart field
- Some of these devices are potentially limited by their use of wear-prone and blood damaging contact bearings
- Others *u*sing magnetic bearings are likely to be very expensive to manufacture and may have reliability problems related to their complex multiple electronic control systems
- Blood clotting is potentially a significant problem in most of these designs due to the flow disturbances in the bearings
- Competing "destination therapy" devices are at the same stage of development (or behind) VentrAssist

Why is VentrAssist better than than other designs ?
Unique Hydrodynamic Bearings & Drive System

- Bearings are the critical issue in blood pumps
- Avoidance of wear and immunity from clotting are essential
- Rotor levitated by hydrodynamic forces (non-contact, non-wear bearings) achieve these objectives
- Impeller & rotor integrated into one structure
- The impeller contains large high-strength magnets which are driven by 2 sets of redundant drive coils
- The design is comprehensively protected by patents


Top Drive Coils
Magnet in blade


Motion of impeller blade
Force
Blood accelerated through narrowing gap
Pump housing (stationary)

System Description

- 40 mm centrifugal impeller, 2000 RPM at design point
- “Open” impeller design - reduced clotting potential
  - No bearing supports or narrow passages
  - No areas that do not receive full blood flow
- Passive hydrodynamic rotor suspension
- Complete set of redundant motor coils - reliable
- All blood contacting areas diamond coated
  - For best blood compatibility
- Wearable controller & batteries
  - Dual microprocessor control - redundancy
  - Sensorless flow estimation - adapts to patient needs





Advantages for the Patient





- Small and light weight (can fit any adult/adolescent patient)
- Designed for easy removal (should patient's heart recover)
- High reliability (only one moving part)
- Unlimited life
- Minimised blood clotting - low incidence of stroke
- High efficiency - long run time per set of batteries
- Implantation can be achieved without cardiopulmonary bypass (faster recovery after operation)



Achievements This Year

1. External Funding
2. Design Completion
3. Patents
4. Quality Systems & Documentation
5. Bench Testing
6. Animal Implants
7. Clinical Trials Preparation
8. International & Local Recognition













External Funding

- To date the Commonwealth Government has supported VentrAssist through two schemes: START & Australian Research Council (ARC) grants
- The START grant has permitted us to leverage shareholder funds by $3.26 million
- In addition, ARC grants ARC have given access to University research facilities and staff at
  - University of NSW,
  - University of Technology &
  - University of Sydney
- Based on our good track record, this year we requested and received an additional $640,000 under the START scheme to conclude the R&D work.

Design Completion (i): Patient Wearables









- External patient "wearables" are complete
- This includes controller, batteries, battery charger & power supply
- Patient carry case is complete
- 35 clinical quality controllers have been fabricated
- Controller firmware is being verified in animal implants

Design Completion (ii): Implantables

- All critical pump design work is finished
- Computer aided design has expedited the optimisation of the pump components (without the need for numerous physical prototypes)
- Fully hermetic welded pumps are now being fabricated
- To prepare for the transition from animal to human implants, human connection tubing (cannulae) are nearing completion
- A human clinical trial for these cannulae is currently being assessed for approval









Intellectual Property

- Intellectual property assets (including patents) are the core of our business
- Two critical patents have been granted in USA (our largest market)
- Patents are pending in Europe ("EP"), Japan & China
- This year, a third patent was filed covering a "staged implantation" approach
  - This may allow us to uniquely expand the market for our device
- A fourth patent protecting our "physiological control" method is in preparation
- A fifth patent is also being drafted on the human connection method (cannulae)



US6227797
Priority: Sept. 97
Granted 26 June 2001
US6250880
Priority: Sept. 98
Granted 8 May 2001
EP (PCT#1)
Priority: Sept. 97
Filed: March 00
CN National (PCT#1)
Priority: Sept. 97
Filed: May 00
JP National (PCT#1)
Priority: Sept. 97
Filed: March 00
AU National #726752
Priority: Sept. 97
Granted 8 March 2001

Medical Device Regulation


REGULATION

- Medical device regulation exists all industrialised nations
- All regulatory authorities require safety data before allowing human use of life support devices
- An integrated strategy is being followed to obtain this data so that approval will be achieved in our largest markets in the most timely way
- A well planned regulatory strategy can shorten approval times by large factors
- Because it is a significant barrier to market entry regulation can actually be a blessing in that it keeps competition at bay and lengthens device market life

Obtaining Regulatory Approval for Sale

benchmark
IN QUALITY
AS/NZS ISO 9001

JAS-ANZ

Quality System

Bench Testing

Design Documentation

Clinical Trials

Animal Trials

REGULATION

Approved Product

Bench Testing









- Blood damage confirmed as almost unmeasurable
- Bearing stability measurements indicate very robust design
- Measured overall efficiency > 18% at design point (one of the most efficient designs known)
- Prior to human implants, 12 systems are to be tested in in a simulated "implantation" shown on the left where the pump is operated in a warm saline environment similar to the body

Animal Testing

- Sheep implants, 60 - 70 kg
- Without chronic blood thinning agents
- Animals implanted without cardiopulmonary bypass (easy !)
- Blood damage unmeasurable
- Total of 29 implants to date
  - 6 ex-vivo acute studies for flow estimator development
  - 4 two week trials
  - 5 one month trials
  - 6 six week trials
  - 8 three month trials



Medical Review Group

Professor Don Esmore AO	Director, CJOB Cardiac Surgery Department, The Alfred Hospital, Melbourne
Dr. Mark Buckland	Deputy Director, Department of Anaesthesia, The Alfred Hospital, Melbourne
Dr. David Bain	Staff Anaesthetist, The Alfred Hospital, Melbourne
A/Prof. David Kaye	Transplant Cardiologist, The Alfred Hospital, Melbourne
A.Prof. Frank Rosenfeldt	Cardiac Surgeon, The Alfred Hospital, Melbourne
Dr. Robert Salamonsen	Head, Cardiac Intensive Care, The Alfred Hospital
Dr. Richard Morris	Dept of Anaesthesia & Pain Management, Royal North Shore Hospital, Sydney
Dr. Matthew Horton	Cardiac Surgeon, St. George Private Hospital, Sydney
Dr. Michael Wilson	Cardiothoracic Surgeon, St. Vincent's Hospital, Sydney

VentrAssist Clinical Trials



- Approval for clinical trials in Australia is by Hospital Ethics Committee
- Currently preparing documentation for pilot clinical trial at The Alfred Hospital, Melbourne
- Pilot trial during 2002
  - Destination therapy for congestive hear failure patients who could not get transplanted
- Pivotal clinical trial in 2003
- Data generated from trial to be used for European & US approval




~Service and Care~
The
ALFRED




03 FEB -6 AM 7:21

MicroMedical Industries Limited
Results of AGM

Notice is hereby given, in accordance with Listing Rule 3.13.2, that at the Annual General Meeting of the Company held on 15th November 2001 the resolutions as set out on the attached Notice of Meeting were passed by a show of hands without amendment.

ORDINARY BUSINESS

1. All resolutions were passed as set out in the attached Notice of Meeting.

2. All resolutions were passed as set out in the attached Notice of Meeting.

SPECIAL BUSINESS

3. All resolutions were passed as set out in the attached Notice of Meeting.

4. All resolutions were passed as set out in the attached Notice of Meeting.

5. All resolutions were passed as set out in the attached Notice of Meeting.

6. All resolutions were passed as set out in the attached Notice of Meeting.

7. All resolutions were passed as set out in the attached Notice of Meeting.

RESOLUTION	FOR	AGAINST	ABSTAIN	DISCRETION	TOTAL
1	11,399,714	79,840	Nil	743,892	12,223,446
2	11,366,336	30,500	Nil	826,610	12,223,446
3	9,559,162	1,925,342	Nil	738,942	12,223,446
4	8,911,173	2,423,331	Nil	738,942	12,073,446
5	8,887,426	2,584,801	Nil	751,219	12,223,446
6	9,040,476	2,431,751	Nil	751,219	12,223,446
7	8,890,495	2,571,652	Nil	761,299	12,223,446

MicroMedical Industries Limited is a listed Australian company (ASX ticker: MMD; Web site; www.micromed.com.au) that develops and exports cardiac e-health solutions including miniaturised cardiac monitors and software. It also produces a leading range of veterinary cardiac systems. MicroMedical's VentrAssist Division is developing a miniature implantable blood pump commonly known as an 'artificial heart' with collaboration from The Alfred Hospital Melbourne, the University of Technology, Sydney and the University of NSW.

■For further information:

Walter Edgar, COMPANY SECRETARY & CHIEF FINANCIAL OFFICER
(02) 9422 3095



MICROMEDICAL INDUSTRIES LIMITED

CHAIRMAN'S ADDRESS - AGM – Thursday, 15 November, 2001.

I am pleased to be able to report to you that MicroMedical has continued to make positive progress at a critical time in the Company's history.

I will start with a brief summary of the financial year to 30 June, 2001, as presented in the Annual Report before considering the future.

The Cardiac e-Health Division recorded sales of $4.35 million, an increase of 91.5% over the previous year in line with my prediction at last year's AGM.

The increase stemmed from MicroMedical's worldwide network of independent distributors and particularly from the strengthening of the commercial relationship with key distributors in the USA and Europe. This Division now has 12 US Food and Drug Approvals (FDA) for its products and continues to develop new products with appeal to a range of customers and segments in this important market.

In the VentrAssist Division, the series of animal trials gathered pace in the lead up period to the start of human trials at The Alfred Hospital in Melbourne.

As well as the animal trials, the recent focus has been on finalising the design, manufacturing processes and quality assurance systems for the VentrAssist "artificial heart".

As expected, and particularly as a result of the VentrAssist project, Research and Development expenditure increased to $4.14 million.

In accordance with MicroMedical's established policy, this year's R & D expenditure was again fully expensed resulting in a net loss for the year of $3.22 million. This level of loss is manageable as it balances the need to develop MicroMedical's technology in a timely manner against available resources, including specialist human resources and cash.

As I noted last year, for MicroMedical a smaller loss is not necessarily a better result for shareholders as we need to spend the appropriate amount to ensure we continue the development of our technology with a clear focus on "time to market". This approach ensures that MicroMedical is able to exploit the opportunities for the resulting products competitively.

During the year we have continued to have discussions with a range of potential strategic partners for both Divisions capable of participating with us in MicroMedical's future development. We are not under any pressure to finalise any such arrangements and therefore we continue to act cautiously in the shareholders' long term best interests.

The modern history of MicroMedical is occurring at a rapid pace. It is only three years since we "drew a line in the sand" and focussed on extracting value from the historical investment in products and technologies while implementing an R & D program capable of generating true long term value for MicroMedical's shareholders.

As is readily apparent from the progress we have achieved over this period including the last year, MicroMedical is now well advanced in its plans for a very exciting future period.

Recent media commentary referred to MicroMedical as being at the "cross-roads". I do not agree. In my view, we moved beyond that point some time ago and we are now moving forcefully along the road to the commercialisation of VentrAssist and the long term realisation of shareholder value.

And so to the current and future for MicroMedical.

Sales in the Cardiac e-Health Division have started the financial year worse than expected and appear to have been adversely affected by the world environment post 11 September. For example, MicroMedical has about $1.7 million worth of tenders outstanding to various airlines around the world at a time when airlines are experiencing very adverse market conditions.

A major meeting is being held in Europe next week with our key customers to fully understand the current situation and determine strategies for maximising our sales in this new global environment. In the meantime, various initiatives to reduce costs have already been implemented.

It is reassuring that the Division has some significant opportunities on which to focus commercial development attention in the next year.

A new two year world-wide sales agency agreement covering the emergency and defence industries has been signed with Medtronic Physio-Control. This contract includes two new products, known as the "501" and "ET".

The "501", which is a product specifically designed for use with the volume selling Medtronic Lifepack 500 portable Defibrillator, has just received FDA clearance and will be launched into the USA and Canada early in 2002.

"ET" is a telemedicine product which allows real time ECG's to be transmitted from an ambulance via a mobile phone to the hospital emergency centre. It will be available for sale in Europe from early 2002 with the USA to follow after FDA approval is obtained.

MicroMedical also has another new product ready for launch. The new "PocketView" product is a hand-held miniaturised ECG recording device on a PDA (Personal Digital Assistant) platform which interfaces with our computerised ECG package. It is expected to clear the FDA approval process within the next month.

There are other opportunities being developed and the Division is focussed on maximising its contribution under the revised external global circumstances which are seriously adverse compared with last year's environment.

With the VentrAssist Division, we are nearly ready for the first human trials which signal the beginning of the vital commercialisation process, and also bring closer the realisation of direct shareholder value from our investment in the R & D of this technology.

As a non-scientist, my view based on the advice tendered to the Board, is that our pump, the VentrAssist "artificial heart", actually does in fact work (I have seen it), and we now have to successfully traverse the not insignificant regulatory path.

At the current time and with the current knowledge of the outstanding tasks, the development of the VentrAssist pump will be completed by the end of 2001 as expected. This is in line with our previously stated expectations.

We have commenced the necessary regulatory approval process for the initial human trials. The early trials form part of the ultimate overall approvals required including FDA therefore it is important that we handle the processes effectively to ensure we avoid, to the extent possible, any unexpected subsequent issues.

While we completed our first in-house welded pump on 6 November as scheduled, our specialist US laser welding contractor has been delayed in supplying us with the qualified pre-clinical pumps. This delay has been entirely beyond our control but we still expect to conduct our first human trials in the next six months.

The specific time will only become clear as we negotiate the testing level required with the various parties involved and the regulatory authorities. Patient identification and selection are also critical functions in this process.

As the VentrAssist Division accelerates its animal trials, and approaches and commences human trials, there will obviously be a need for ongoing funding.

This led to the placement in July, 2001 of 8 million fully paid ordinary shares to various European institutional investors raising $6.24 million which boosts funds for the current year's program. This placement is included in Resolution 3 of the AGM for which the Directors seek subsequent approval under Listing Rule 7.1.

On the other items of Special Business to be considered shortly, I make the following comments.

Most of the current Directors were appointed at a very difficult time in MicroMedical's history and accepted responsibility for putting it on the track where it is now positioned to realise shareholder value. At that time and subsequently, the Directors decided to decline competitive remuneration to assist MicroMedical's cash position and the funds available for R & D expenditure.

Although an aggregate total remuneration of $150,000 per annum was approved by the shareholders in 1998, you will note from the Annual Report that your Directors only received in total $97,200 last financial year.

The proposed increase in Resolution 7 has two purposes – firstly to remunerate Directors in a more appropriate manner for their responsibilities as we move towards the commercialisation of VentrAssist and all that involves, and secondly, to be able to expand the Board with relevant expertise and attract appropriately qualified Directors. The full amount will not be expended until the expansion of the Board is completed.

In relation to the proposed Resolutions involving the granting of Options, shareholders need to recognise that if shareholders are to reap the rewards planned for them, it will be as a result of the committed team of individuals applying their broad expertise to deliver MicroMedical's successful performance.

Without MicroMedical's people, we simply do not have a future. Your Board believes that relating staff rewards to shareholder returns through the share price provides the best method and also a common bond for recognising performance.

Accordingly, the Board seeks your support for these resolutions.

In September, we announced that Mr Michael Spooner would become the Group Managing Director and Chief Executive Officer of MicroMedical to lead management and guide the Company through the achievement of its strategic direction and opportunities. With his strengths and broad commercial experience, the Board welcomes Michael and is confident that his appointment will contribute significantly to MicroMedical's future success.

Dr John Woodard has become Chief Executive of the VentrAssist Division to concentrate his globally recognised skills in the development of heart pump technology on the VentrAssist project.

One of our Directors, Mr Rodney White has decided to reduce his listed company directorships and accordingly, is not offering himself for re-election as a Director. Mr White "answered the call" when MicroMedical needed experienced, credible and cool headed Directors to guide MicroMedical through difficult times. On behalf of the Board and all MicroMedical shareholders, I personally extend my most sincere thanks to Rod for his wise counsel, his commitment and for his support.

I am pleased that Mr John Ward accepted the invitation to join the MicroMedical Board. Mr Ward has had a very extensive and successful career including being the Chief Executive Officer and Managing Director of Qantas in the lead-up to its privatisation, and more recently with News Corporation. I am fully confident that John will prove to be a valuable member of the expanded Board to lead MicroMedical into the future.

The Directors thank the management team and all the staff for their commitment and hard work during a year which has seen Micromedical develop positively.

I am confident MicroMedical is well placed to realise increasing shareholder value from the continuing development of our products and technologies in the critical period ahead.

During the year, the respected Biotechnology journal "Bioshares" posed the question whether "MicroMedical is the next Cochlear". Nobody knows the answer to that question yet, but in my view, MicroMedical has the potential to achieve an outstanding future performance as a key successful participant in a very large world market.

As I have noted, we are at the starting point of the next and most critical period and we acknowledge and sincerely appreciate the ongoing support of you, our shareholders. The Board and our staff are very conscious that we now have over 8,400 shareholders which is an incredibly large number for a company of MicroMedical's size.

We are committed to doing our very best for MicroMedical's future which we see as both exciting and rewarding.

J. C. MASSEY.
Chairman.

03 FEB -5 AM 7:21

(14)

news release

For immediate release • Date: 15th November 2001

MicroMedical appoints new Group Managing Director/CEO

Today MicroMedical's Chairman, Mr. John Massey, announced the Board had formalised the appointment of Mr Michael Spooner as Group Managing Director/CEO to lead management of its strategic direction and opportunities. Mr Spooner who has extensive international commercial experience returns to Australia having spent many years in Hong Kong.

■For further information contact:
Walter Edgar (02) 9422 3095

MicroMedical Industries Limited is a listed Australian company (ASX ticker: MMD; Web site; www.micromed.com.au) that develops and exports cardiac e-health solutions including miniaturised cardiac monitors and software. It also produces a leading range of veterinary cardiac systems. MicroMedical's VentrAssist Division is developing a miniature implantable blood pump commonly known as an 'artificial heart' with collaboration from The Alfred Hospital Melbourne, the University of Technology, Sydney and the University of NSW.

4/01/02

03 FEB -5 AM 7:21

Rule 3.19A.1

Appendix 3X



Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MicroMedical Industries Ltd
ABN	A.C.N. 003-180-372

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL ROBERT SPOONER
Date of appointment	15/11/2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust mdde available by the responsible entity of the trust

Number & class of securities
ORDINARY SHARE OPTIONS: 1,000,000

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	NIL

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

03 FEB -6 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B



New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

MICROMEDICAL INDUSTRIES LIMITED

ACN, ARBN or ARSN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	650,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	650,000 OPTIONS EXERCISE PRICE 34¢ EXPIRY DATE 30 NOVEMBER 2001

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	\$0.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS HELD BY EMPLOYEES UNDER EMPLOYEE OPTION SCHEME
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	November 15th, 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
134,106,377	ORDINARY

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
8,930,667	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15th November 2001
(Director/Company secretary)

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.

6/11/02

03 FEB -6 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

MICROMEDICAL INDUSTRIES LIMITED

ACN, ARBN or ARSN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	100,000 OPTIONS EXERCISE PRICE 34¢ EXPIRY DATE 30 NOVEMBER 2001

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS HELD BY EMPLOYEE S UNDER EMPLOYEE OPTION SCHEME
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	November 1st, 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
133,456,377	ORDINARY

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
9,580,667	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6th November 2001
(Director/Company secretary)

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.

26/10/01

03 FEB -6 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

(18)

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

MICROMEDICAL INDUSTRIES LIMITED

ACN, ARBN or ARSN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	125,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	125,000 OPTIONS EXERCISE PRICE 34¢ EXPIRY DATE 30 NOVEMBER 2001

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS HELD BY EMPLOYEE S UNDER EMPLOYEE OPTION SCHEME
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	October 19th, 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
133,356,377	ORDINARY

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
9,680,667	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26th October 2001
(Director/Company secretary)

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.

03 FEB -6 AM 7:21

19

news release

For immediate release • 23rd October 2001

MicroMedical's BLY-501 Adaptor receives U.S. FDA market clearance

An invention by Australia's MicroMedical Industries Limited has received marketing approval from the US Food and Drug Administration.

The BLY-501 Adaptor, which was specifically designed to work with one of the world's largest selling AED defibrillators - Medtronic Physio Control's LIFEPAK 500 -can now be sold in the USA and Europe.

When connected to MicroMedical's Biolog™ 3000i Electrocardiograph, the BLY-501 Adaptor detects an ECG using a single lead patient cable or can also receive ECG data detected by the company's 12 Lead Simultaneous Cable.

The Biolog™ 3000i can record the ECG, display the ECG signal on a built-in LCD screen and download the recorded data to a personal computer running CardioView 3000 software or to the MicroMedical Printer Interface.

The device contains proprietary software algorithms to detect an ECG signal or receive ECG data from a patient cable, remove unwanted interference, store the signal into memory and download it to peripheral devices.

Mr. Mike Spithill, Chief Executive of MicroMedical's Cardiac e-Health division, said the FDA approval was a significant step in the development of the division's marketing capability.

■ **For further information:**
Investor Relations: Walter Edgar, Chief Financial Officer (02) 9422 3095
Released through Peter Baker, Michels Warren (02) 9957 4233

MicroMedical Industries Limited is a listed Australian company (ASX ticker: MMD; Web site; www.micromed.com.au) that develops and exports cardiac e-health solutions including miniaturised cardiac monitors and software. It also produces a leading range of veterinary cardiac systems. MicroMedical's VentrAssist Division is developing a miniature implantable blood pump commonly known as an 'artificial heart' with collaboration from The Alfred Hospital Melbourne, the University of Technology, Sydney and the University of NSW.









Top 20 Shareholders
Wednesday October 17th, 2001

Micromedical Industries Limited
ANALYSIS OF INDIVIDUAL SHAREHOLDERS AS AT 28/09/2001

RANGE OF HOLDINGS - NO OF - % OF - SHAREHOLDERS TOTAL QUANTITY

1 - 1,000 - 696 - 8.49 - 574,405
1,001 - 5,000 - 3,146 - 38.37 - 9,579,785
5,001 - 10,000 - 2,062 - 25.15 - 16,908,183
10,001 - 100,000 - 2,142 - 26.13 - 57,015,722
100,001 and over - 151 - 1.84 - 49,053,282

TOTAL - 8,197 - 100.00 - 133,131,377

TOP TWENTY SHAREHOLDERS AS AT 28/09/2001
Ordinary shares

NAME - NUMBER - %

Citicorp Nominees Pty Ltd - 6,250,461 - 4.69
Young Chul Choi & Soo Ja Choi - 2,110,924 - 1.59
C M Abbott Pty Ltd - 1,307,500 - 0.98
Tina Po Ying Leung - 1,282,461 - 0.96
Boussal Pty Ltd - 1,250,000 - 0.94
Benin City Pty Ltd - 1,219,484 - 0.92
Lee Sang Trieu - 1,112,257 - 0.84
Walscene Pty Ltd - 1,000,000 0.- 75
Kim Chau Tran - 930,163 - 0.70
Geoffrey Mark Cottle - 900,005 - 0.68
Good Oil Pty Ltd - 798,970 - 0.60
Bruce Richard Satchwell - 753,555 - 0.57
Chi-Chang Chang - 674,538 - 0.51
New Era Developments Pty Ltd - 626,000 - 0.47
J C Massey & Associates Pty Ltd - 586,500 - 0.44
Zhao Yuan Sheng - 574,000 - 0.43
John Anthony Hellier & Dorothy May Hellier - 520,000 - 0.39
National Nominees Ltd - 517,107 - 0.39
New Era Developments Pty Ltd - 509,294 - 0.38
Louis Salzman - 507,500 - 0.38

TOTAL - 23,430,719 - 17.60

A full copy of the Annual Report is available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

BACK to TOP

12/10/02

03 FEB -5 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

21

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

MICROMEDICAL INDUSTRIES LIMITED

ACN, ARBN or ARSN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	100,000 OPTIONS EXERCISE PRICE 34¢ EXPIRY DATE 30 NOVEMBER 2001

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS HELD BY EMPLOYEE S UNDER EMPLOYEE OPTION SCHEME
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	October 8th, 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
133,231,377	ORDINARY

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
9,805,667	OPTIONS

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

The securities will participate fully in all future dividends declared by the company.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12th October 2001
(Director/Company secretary)

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.

MicroMedical

03 FEB -6 AM 7:21

Micromedical Industries Limited
ABN 46 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

Tel +61 2 9422 3100
Fax +61 2 9422 3101

email mmi@micromed.com.au
http://www.micromed.com.au



News release

For immediate release: Date 4th October 2001

MicroMedical appoints new Group Managing Director

MicroMedical Industries Limited has agreed to appoint Michael Spooner to the new position of Group Managing Director and Chief Executive Officer.

Mr. Spooner will be responsible for the overall management of the company, its strategic direction and leading the commercialisation of the company's technology at a time when it is moving close to holding human trials of its revolutionary artificial heart.

He joins MicroMedical from the PA Consulting Group in Hong Kong, one of the world's largest consulting firms where he is a Partner and Member of PA's Management Group.

Mr. Spooner is a Chartered Accountant with over 20 years' experience, the majority of which has been focused on international business. During this period he has built an established track record in managing technology developments, commercialising technology and building a multinational technology sales and marketing company. He has extensive international contacts in industry and in the investment banking arena.

Dr. John Woodard, internationally known for his work in artificial heart technology, relinquishes his duties as CEO to become Chief Executive of the VentrAssist Division to allow him to concentrate on progressing the artificial heart to the first human trials and subsequently into world markets.

MicroMedical's Chairman, Mr. John Massey, said the corporate reorganisation came at a critical time in the company's relatively short history which had featured the rapid development of several cardiac health products.

"We needed to expand what we have been doing and a key to this is maximising the potential of the very valuable technology we have, particularly our miniaturised heart pump.

"As a result of the changes, we will be taking MicroMedical from being an excellent research company to the developer, manufacturer and marketer of world leading edge cardiac devices."

In another change, MicroMedical's Chief Financial Officer and Company Secretary, Mr. Walter Edgar, has had his role expanded to include corporate governance and investor relations. Mr. Mike Spithill continues as head of the Cardiac e-Health Division.

■ **For further information:**
John Massey (07) 3868 4958 or 0419 744 955
Released through Peter Baker, Michels Warren (02) 9957 4233

MicroMedical Industries Limited is a listed Australian company (ASX ticker: MMD; Web site; www.micromed.com.au) that develops and exports cardiac e-health solutions including miniaturised cardiac monitors and software. It also produces a leading range of veterinary cardiac systems. MicroMedical's VentrAssist Division is developing a miniature implantable blood pump commonly known as an 'artificial heart' with collaboration from The Alfred Hospital Melbourne, the University of Technology, Sydney and the University of NSW.

03 FEB -5 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

23

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

MICROMEDICAL INDUSTRIES LIMITED

ACN, ARBN or ARSN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	7,000 OPTIONS EXERCISE PRICE 34¢ EXPIRY DATE 30 NOVEMBER 2001

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS HELD BY EMPLOYEE S UNDER EMPLOYEE OPTION SCHEME
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	September 25th, 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
133,131,377	ORDINARY

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
9,905,667	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3rd October 2001
(Director/Company secretary)

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.

4/1102

03 FEB -5 AM 7:21

Rule 3.19A.1

Appendix 3X



Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MicroMedical Industries Ltd
ABN	A.C.N. 003-180-372

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN CLARENCE MASSEY
Date of appointment	08/07/1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
ORDINARY SHARES: 250,000

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
J.C. MASSEY & ASSOCS P/L	ORDINARY SHARES: 586,500
J.C. MASSEY & ASSOCS P/L	ORDINARY SHARE OPTIONS: 500,000

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	NIL

04/01/02

03 FEB -6 AM 7:21

Rule 3.19A.1

Appendix 3X



Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MicroMedical Industries Ltd
ABN	A.C.N. 003-180-372

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	KATHRINE LESLEY WOODTHORPE
Date of appointment	18/06/1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
ORDINARY SHARES: 275,000 ORDINARY SHARE OPTIONS: 300,000

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	NIL

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

13/09/01

03 FEB -6 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

MICROMEDICAL INDUSTRIES LIMITED

ACN, ARBN or ARSN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	25,000 OPTIONS EXERCISE PRICE 34¢ EXPIRY DATE 30 NOVEMBER 2001

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS HELD BY EMPLOYEE S UNDER EMPLOYEE OPTION SCHEME
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	September 4th, 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
133,049,377	ORDINARY

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
9,987,666	OPTIONS

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be *offered*	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Director/Company secretary) Date:13th September 2001

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.

03 FEB -6 AM 7:21

MMD - 176

news release



MicroMedical Wins Major International Award

For immediate release • September 11, 2001

An Australian company has won a major international award for the most innovative information technology application in the health sector.

The CardioView real time electrocardiograph and cardiac telemedicine system developed by MicroMedical Industries is used to monitor, diagnose and manage heart disease and cardiovascular health. Its PocketView system provides a handheld mobile solution which links back to the Cardioview PC application.

The system, which is based on standard Windows PC and Pocket PC platforms, won the award at the Asia Pacific Information and Communications Technology Awards (APICTA) held this year in Kuala Lumpur.

APICTA is the world's largest information technology awards program with 11 participating countries in the Asia Pacific region.

Bruce Satchwell, MicroMedical's Chief Technology Officer, accepted the award on behalf of the company.

Malaysia's Prime Minister, Dr. Mahathir visited MicroMedical's stand at the MSC Multimedia Asia Expo 2001 held in conjunction with APICTA.

The APICT Awards and Expo coincided with the annual meeting of International Advisory Panel for the Multimedia Super Corridor in Malaysia. The IAP consists of representatives of global information technology companies including Microsoft, Intel, Nokia, Ericsson, Siemens, NEC, Sony and Oracle. IAP members toured the expo and attended the APICT award ceremony during their visit.

MicroMedical Industries Limited is a listed Australian company (ASX ticker: MMD; Web site: www.micromed.com.au) that develops and exports cardiac e-health solutions including miniaturised cardiac monitors and software. It also produces a leading range of veterinary cardiac systems. MicroMedical's VentrAssist Division is developing a miniature implantable blood pump commonly known as an 'artificial heart' with collaboration from The Alfred Hospital Melbourne, the University of Technology, Sydney and the University of NSW.

■

For further information: Bruce Satchwell 0411 709 256

Released through Peter Baker, Michels Warren (02) 9957 4233

MicroMedical



MicroMedical Industries Limited
ABN 46 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

tel +61 2 9422 3100
fax +61 2 9422 3101
email mmi@micromed.com.au
http://www.micromed.com.au

28

news release

For immediate release • Date: 3rd September 2001

MicroMedical Board Appointment

MicroMedical Industries Limited has appointed John Ward to its Board of Directors, effective immediately.

Mr. Ward retired as General Manager Commercial of News Corporation Limited in May 2001. Prior to joining News in 1994, he was Managing Director and Chief Executive Officer of Qantas Airways Limited, which he served for 25 years.

Mr. Ward is currently a Director of the Freight Rail Corporation, Brisbane Airport Corporation and Tourism NSW.

He joins MicroMedical at a critical time in its development as it moves through the final stages before human trials of its VentrAssist "artificial heart" device.

MicroMedical Industries Limited is a listed Australian company (ASX ticker: MMD; Web site; www.micromed.com.au) that develops and exports cardiac e-health solutions including miniaturised cardiac monitors and software. It also produces a leading range of veterinary cardiac systems. MicroMedical's VentrAssist Division is developing a miniature implantable blood pump commonly known as an 'artificial heart' with collaboration from The Alfred Hospital Melbourne, the University of Technology, Sydney and the University of NSW.

For further information:
Mr. John Massey, Chairman, MicroMedical Industries 07.3868.4958

Rule 3.19A.1

29

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MicroMedical Industries Ltd
ABN	A.C.N. 003-180-372

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN FREDERICK WARD
Date of appointment	30/08/2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
ORDINARY SHARE OPTIONS: 300,000

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	NIL

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

MicroMedical



MicroMedical Industries Limited
ABN 46 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

tel +61 2 9422 3100
fax +61 2 9422 3101

email mmi@micromed.com.au
http://www.micromed.com.au



news release

For immediate release • Date: 27th August 2001

MICROMEDICAL NEARLY DOUBLES SALES

The Cardiac e-Health Division of MicroMedical Industries reported a near doubling of sales last financial year to $4.35 million, up from $2.27 million the previous year.

MicroMedical's Chairman, Mr John Massey, said the sales performance was pleasing and the increased sales momentum would be maintained next year, although at a steadier rate than in the year under review.

The sales increase had resulted from MicroMedical's worldwide network of independent distributors and particularly from the strengthening of commercial relationships with key distributors in the US and Europe.

Research and Development expenditure last year totalled $4.14 million and this, combined with the costs of achieving the significant increase in sales, had resulted in a net loss for the year of $3.22 million. Total R&D expenditure since inception now totals $18.5 million.

Mr Massey said the result was predicted and manageable as it balanced the need to continue developing MicroMedical's technology against available resources, including cash.

"This is a critical time in the company's existence," said Mr Massey.

"We are now finalising the design, manufacturing processes and Quality Assurance systems for our VentrAssist 'artificial heart' in anticipation of a series of planned human trials to begin in 2002 at The Alfred Hospital in Melbourne.

"The Directors' current assessment of the VentrAssist project is that the artificial heart will be ready late this year. Then, assuming necessary approvals can be finalised and the 'right' patients identified early enough, human trials will commence and continue throughout 2002."


FAXED

Mr Massey said preparations for the human trials and a stepped up series of animal trials meant there was a need for additional funding support this year.

"Last month, we placed 8-million fully paid ordinary shares with various European institutional investors, raising $6.24 million and we're in good shape to pursue the ambitious current year's program.

"We're well placed to realise increasing shareholder value as we continue to develop MicroMedical's products and technologies in what will be a critical period in the company's development," Mr Massey added.

MicroMedical Industries Limited is a listed Australian company (ASX ticker: MMD; Web site; www.micromed.com.au) that develops and exports cardiac e-health solutions including miniaturised cardiac monitors and software. It also produces a leading range of veterinary cardiac systems. MicroMedical's VentrAssist Division is developing a miniature implantable blood pump commonly known as an 'artificial heart' with collaboration from The Alfred Hospital Melbourne, the University of Technology, Sydney and the University of NSW.

Further information
Mr John Massey (07) 3868 4958
Released through Geoff Michels; Michels Warren (02) 9957 4233

05 FEB -6 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B



New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

MICROMEDICAL INDUSTRIES LIMITED

ACN, ARBN or ARSN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	200,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	200,000 OPTIONS EXERCISE PRICE 34¢ EXPIRY DATE 30 NOVEMBER 2001

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS HELD BY EMPLOYEE S UNDER EMPLOYEE OPTION SCHEME
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	AUGUST 10th 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
133,024,377	ORDINARY

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
10,012,666	OPTIONS

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant ~~that they~~ are (will be) true and complete.

Sign here: .... Date: 20th August 2001
(~~Director~~/Company secretary)

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.

MicroMedical

03 FEB -6

(32)

MicroMedical Industries Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
tel +61 2 9422 3100
fax +61 2 9422 3101
email mmi@micromed.com.au
http://www.micromed.com.au

news release

For immediate release • Date: 23rd July 2001

MicroMedical Finalises $6.24m Share Placement

MicroMedical Industries Limited said today that it had successfully completed the placement that it announced two weeks ago, of eight (8) million fully paid ordinary shares with several European Institutional Investors. The 8m new shares at $0.78 each raised $6.24m and will be used, primarily, to continue the funding and development of the VentrAssist "artificial heart" project.

The 8m new shares brings the total number of shares issued to 132.5m of which the new investors hold approximately 6%.

Mr. John C. Massey, the Chairman of MicroMedical Industries Limited stated "the inclusion of these Institutional investors on the share register is a sign that the professional investment community now has MicroMedical on its radar screen and we can expect to see an expansion in coverage by analysts and fund managers in the coming months, which will be to the benefit of all shareholders".

For further information:
Mr. John C. Massey, Chairman 07.3868.4958 (B) 0419.744.955 (M)

ENDS

MicroMedical Industries Limited is a listed Australian company (ASX ticker: MMD; Web site; www.micromed.com.au) that develops and exports cardiac e-health solutions including miniaturised cardiac monitors and software. It also produces a leading range of veterinary cardiac systems. MicroMedical's VentrAssist Division is developing a miniature implantable blood pump commonly known as an 'artificial heart' with collaboration from The Alfred Hospital Melbourne, the University of Technology, Sydney and the University of NSW.


FAXED

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

MICROMEDICAL INDUSTRIES LIMITED

ACN, ARBN or ARSN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,410,250
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	FULLY PAID ORDINARY SHARES

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.78
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	PLACEMENT OF NEW SHARES
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	JULY 17TH 2001 660,250 JULY 23rd 2001 750,000

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
132,488,377	ORDINARY

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,109,000	OPTIONS (MMDAS)
433,334	OPTIONS (MMDAU)
733,332	OPTIONS(MMDAW)
1,205,000	OPTIONS (MMDAB)
2,410,000	OPTIONS (MMDAC)
4,683,000	OPTIONS (MMDAD)

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant ~~that they~~ are (will be) true and complete.

Sign here: .... Date: 23rd JULY 2001
(~~Director~~/Company secretary)

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.

11/7/01

03 FEB -6 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B


33

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

MICROMEDICAL INDUSTRIES LIMITED

ACN, ARBN or ARSN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	32,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	32,000 OPTIONS EXCERCISED AT 34¢ EXPIRY DATE 30 NOVEMBER 2001

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.25
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS HELD BY EMPLOYEE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	JULY 4TH 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
124,321,710	ORDINARY

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,109,000	OPTIONS (MMDAS)
433,334	OPTIONS (MMDAU)
899,999	OPTIONS(MMDAW)
1,205,000	OPTIONS (MMDAB)
2,410,000	OPTIONS (MMDAC)
4,683,000	OPTIONS (MMDAD)

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11TH JULY 2001
(Director/Company secretary)

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.

MicroMedical

03 FEB -6 AM 7:21



MicroMedical Industries Limited
ABN 46 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

tel +61 2 9422 3100
fax +61 2 9422 3101

email mmi@micromed.com.au
http://www.micromed.com.au

news release

For immediate release • Date: 5th July 2001

Australian miniaturised heart to complement world's first self contained artificial heart



An Australian miniaturised heart assist device to enter clinical trials later this year will provide a long term alternative to heart transplantation and will complement a self-contained heart pump developed in America.

MicroMedical Industries today congratulated Abiomed, the US company whose replacement artificial heart was implanted into a patient last Monday.

Dr. John Woodard, CEO of MicroMedical Industries, said that the US invention was a major breakthrough for extremely sick people who had a very limited life expectancy and whose heart will never recover.

"Abiomed's device will provide a better quality of life for extremely sick people who are virtually at death's door. Our device, known as the "VentrAssist", is aimed at a much larger market for those people who are not as sick and who will benefit from having a mechanical device take over the normal work of their heart, allowing the heart to rest and in many cases recover. Heart recovery and removal of the device is possible with the VentrAssist and is the best outcome for the patient, whereas an artificial heart must remain in place for the rest of the patient's life."

MicroMedical's VentrAssist device is about the size of a child's fist and is revolutionary both in size and operation. Unlike the Abiomed device which only fits adults, the VentrAssist is small enough to be used in both adults and children and has only one


FAXED

moving part. Surgeons are able to implant the device in about two hours, instead of the eight hours for the more complex Abiomed heart.

Dr. Woodard said because of its unique architecture, the MicroMedical heart was much easier to make and had no parts that wear out.

"We will be aiming our heart at much bigger patient population and because of its simplicity and unique features we will be able to make it available at low cost.

In the last few weeks MicroMedical Industries has been granted two United States patents for its rotary blood pump and other applications of the miniaturised artificial heart technology. Last month a sheep implanted with a MicroMedical artificial heart gave birth to a healthy male lamb. The birth was a world first and gives new hope to patients who cannot tolerate the anticoagulants used with conventional artificial hearts.

Dr Woodard said the potential market for MicroMedical's device was estimated at $12 billion per year.

Cardiovascular disease is the biggest killer of Australians, with more than 52,000 people dying from it each year.

ENDS

MicroMedical Industries Limited is a listed Australian company (ASX ticker: MMD; Web site; www.micromed.com.au) that develops and exports cardiac e-health solutions including miniaturised cardiac monitors and software. It also produces a leading range of veterinary cardiac systems. MicroMedical's VentrAssist Division is developing a miniature implantable blood pump commonly known as an 'artificial heart' with collaboration from The Alfred Hospital Melbourne, the University of Technology, Sydney and the University of NSW.

For further information:
Dr. John Woodard, CEO MicroMedical Industries (02) 9422.3107
Released through Peter Baker, Michels Warren (02) 9957.4233

02 FEB -6 AM 7:21

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))


35

Half yearly/preliminary final report

Introduced 1/7/2000.

Name of entity

MICROMEDICAL INDUSTRIES LIMITED

ACN, ARBN or ARSN	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended ('current period')
003 180 372		✓	30 JUNE 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

					$A'000
Revenues from ordinary activities *(item 1.1)*	Up	38.9	%	to	5,705
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	Up	5.2	%	to	(3,217)
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	Up	5.2	%	to	(3,217)
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	gain (loss) of				-
Net profit (loss) for the period attributable to members *(item 1.11)*	Up	5.2	%	to	(3,217)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	- ¢	- ¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	- ¢	- ¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	5,705	4,108
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	(8,910)	(7,138)
1.3	Borrowing costs	(12)	(29)
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(3,217)**	**(3,059)**
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**(3,217)**	**(3,059)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**(3,217)**	**(3,059)**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**(3,217)**	**(3,059)**

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.12	Retained profits (accumulated losses) at the beginning of the financial period	(21,142)	(18,083)
1.13	Net profit (loss) attributable to members (*item 1.11*)	(3,217)	(3,059)
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	-	-
1.17	**Retained profits (accumulated losses) at end of financial period**	**(24,358)**	**(21,142)**

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	(3,217)	(3,059)
1.19	Less (plus) outside +equity interests	-	-
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	(3,217)	(3,059)

+ See chapter 19 for defined terms.

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	(3,217)	(3,059)
1.22	Less (plus) outside +equity interests	-	-
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**(3,217)**	**(3,059)**

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	**Details of revenue and expenses**		
	Revenues - Sales	4,353	2,273
	- Grants	1,034	1,212
	- Interest	309	505
	- Other	9	118
	Total Revenue	5,705	4,108
	Expenses – Cost of Goods	(1,305)	(739)
	- Research & Development	(4,140)	(2,637)
	- Marketing	(1,054)	(891)
	- Management & Administration	(1,724)	(2,033)
	- Borrowing Costs	(12)	(29)
	- Other	(687)	(838)
	Total Expenses	(8,922)	(7,167)

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill				
2.2	Amortisation of other intangibles	73	-	-	73
2.3	**Total amortisation of intangibles**	73	-	-	73
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	(974)	(1,663)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(2,243)	(1,396)

+ See chapter 19 for defined terms.

Consolidated balance sheet

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	3,634	3,726	5,374
4.2	Receivables	889	761	1,055
4.3	Investments	-	-	-
4.4	Inventories	1,339	1,022	1,017
4.5	Other (provide details if material)	53	-	17
4.6	**Total current assets**	**5,915**	**5,509**	**7,463**
	Non-current assets			
4.7	Receivables	-	-	-
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	-	15	15
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	447	365	426
4.14	Intangibles (net)	291	-	346
4.15	Other (provide details if material)	-	-	-
4.16	**Total non-current assets**	**738**	**380**	**787**
4.17	**Total assets**	**6,653**	**5,889**	**8,250**
	Current liabilities			
4.18	Payables	1,330	564	922
4.19	Interest bearing liabilities	34	207	41
4.20	Provisions	193	121	152
4.21	Other (provide details if material)	-	-	-
4.22	**Total current liabilities**	**1,557**	**892**	**1,115**
	Non-current liabilities			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	-	34	-
4.25	Provisions	76	61	79
4.26	Other (provide details if material)	-	-	-
4.27	**Total non-current liabilities**	**76**	**95**	**79**
4.28	**Total liabilities**	**1,633**	**987**	**1,194**
4.29	**Net assets**	**5,020**	**4,902**	**7,056**

+ See chapter 19 for defined terms.

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	29,378	26,044	29,172
4.31	Reserves	-	-	-
4.32	Retained profits (accumulated losses)	(24,358)	(21,142)	(22,116)
4.33	**Equity attributable to members of the parent entity**	**5,020**	**4,902**	**7,056**
4.34	Outside +equity interests in controlled entities	-	-	-
4.35	**Total equity**	**5,020**	**4,902**	**7,056**
4.36	Preference capital included as part of 4.33	-	-	-

Exploration and evaluation expenditure capitalised – N/A

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	-	-

Development properties –N/A

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	-	-

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	4,277	2,188
7.2	Payments to suppliers and employees	(8,236)	(6,700)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	309	133
7.6	Interest and other costs of finance paid	(12)	(28)
7.7	Income taxes paid	-	-
7.8	Grants recieved	872	1,212
	Other (provide details if material)	8	7
7.9	**Net operating cash flows**	**(2,782)**	**(3,188)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(288)	(128)
7.11	Proceeds from sale of property, plant and equipment	-	10
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Payment for purchase of Intangible Assets	(364)	-
	Proceeds from deposits	215	-
7.17	**Net investing cash flows**	**(437)**	**(118)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	3,524	5,572
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	(207)	(208)
7.21	Dividends paid	-	-
7.22	Share issue costs	(190)	(285)
7.23	**Net financing cash flows**	**3,127**	**5,079**
7.24	**Net increase (decrease) in cash held**	**(92)**	**1,773**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	3,726	1,953
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**3,634**	**3,726**

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

N/A

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	1,419	726
8.2 Deposits at call	-	-
8.3 Bank overdraft	-	-
8.4 Cash on term deposit	2,215	3,000
8.5 Total cash at end of period *(item 7.27)*	**3,634**	**3,726**

Ratios

	Current period	Previous corresponding period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(56%)	(74%)
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	(64%)	(62%)

Earnings per security (EPS)

	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
(a) Basic EPS	(2.7) cents	(3.1) cents
(b) Diluted EPS (if materially different from (a))	Not materially different	Not materially different
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	119,490,602	100,060,293

NTA backing

(see note 7)

	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	3.8 cents	4.6 cents

+ See chapter 19 for defined terms.

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	309	505
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	364	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	207	241
12.6	Other specific relevant items not shown in item 1.24		
	Restructuring costs	-	157
	Settlement of Dispute with distributor *(see note 15)*	-	103

Control gained over entities having material effect- N/A

13.1	Name of entity (or group of entities)	
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$

+ See chapter 19 for defined terms.

Loss of control of entities having material effect – N/A

14.1	Name of entity (or group of entities)	
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

The economic entity operates predominatley in one industry. Its activities comprise the research, development, manufacture and marketing of a range of medical and electronic technology services, analysis systems and instruments for use in the medical device industry. The economic entity operates and manufactures its products in Australia, principally for export.

Segments

Operating Revenue
Sales to customers outside the economic entity
Inter-segment sales
Unallocated revenue — **See Above**

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions) – N/A

15.1	Date the dividend (distribution) is payable	

+ See chapter 19 for defined terms.

15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 36% tax	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	- ¢	- ¢	- ¢
15.5	Previous year	- ¢	- ¢	- ¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	- ¢	- ¢	- ¢
15.7	Previous year	- ¢	- ¢	- ¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	- ¢	- ¢
15.9	Preference +securities	- ¢	- ¢

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	-	-
15.11	Preference +securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	-	-

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans	**N/A**

Any other disclosures in relation to dividends (distributions)

+ See chapter 19 for defined terms.

N/A

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities – N/A

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	-	-
16.2	Income tax on ordinary activities	-	-
16.3	**Profit (loss) from ordinary activities after income tax**	-	-
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	-	-
16.6	Outside +equity interests	-	-
16.7	**Net profit (loss) attributable to members**	-	-

Material interests in entities which are not controlled entities – N/A

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
17.1 Equity accounted associates and joint venture entities				
17.2 Total				
17.3 Other material interests				
17.4 Total				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	**N/A**			
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	124,289,710	124,289,710		
18.4	Changes during current period (a) Increases through issues - options excercised (b) Decreases through returns of capital, buybacks	17,299,994	17,299,994	Av 20.4¢	Av 20.4¢
18.5	**+Convertible debt securities** *(description and conversion factor)*	**N/A**			
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
	For Ordinary shares – payable in cash	4,715,000 1,109,000 433,334 899,999 1,205,000 2,410,000	- - - - - -	34¢ 35¢ 40¢ 45¢ 78¢ 93¢	30/11/01 30/03/03 30/03/03 30/03/03 31/10/02 31/10/04
18.8	Issued during current period	4,840,000	-	34¢	30/11/01

+ See chapter 19 for defined terms.

18.9	Exercised during current period	500,000 16,091,660 455,000 65,000 30,000 33,334 125,000	- 16,091,660 - - - - -	20¢ 20¢ 25¢ 35¢ 40¢ 45¢ 34¢	30/09/00 31/10/00 15/06/01 30/03/03 30/03/03 30/03/03 30/11/01
18.10	Expired during current period	56,000 1,205,000	- -	25¢ 65¢	15/06/01 31/10/00
18.11	**Debentures** *(totals only)*	**N/A**			
18.12	**Unsecured notes** *(totals only)*	**N/A**			

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

Material factors affecting the revenues and expenses of the economic entity for the current period

Refer to Chairman's Report

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

July 2001 Share Placement

Following a directors' resolution to issue 8 million new fully paid ordinary shares in the company to several European Institutional Investors at an issue price of $0.78 per share to realise $6,240,000 new capital, the board resolved on July 5, 2001 to authorise the allotment and issue of the 8 million shares as receipt of funds was confirmed. The full 8 million shares have been allotted and issued as at the date of this report. Furthermore, a total of 759,667 options for ordinary shares in the company have been exercised since the end of the financial year for a total capital contribution of $276,620.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Franking credits available $251,000 (based on 30% tax rate)

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

N/A

+ See chapter 19 for defined terms.

Additional disclosure for trusts – N/A

19.1	Number of units held by the management company or responsible entity or their related parties.	
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	ASX, Riverside Building, Brisbane
Date	15th November 2001
Time	11 am
Approximate date the +annual report will be available	1st October 2001

Compliance statement

1. This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used	N/A

2. This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3. This report does give a true and fair view of the matters disclosed (see note 2).

+ See chapter 19 for defined terms.

4 This report is based on +accounts to which one of the following applies.
(Tick one)

✓	The +accounts have been audited.	..	The +accounts have been subject to review.
..	The +accounts are in the process of being audited or subject to review.	..	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available.

6 The entity has a formally constituted audit committee.

Sign here: .... Date: ...27th August 2001........................
(Company Secretary)

Print name: WALTER EDGAR

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Consolidated profit and loss account**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance.*

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

+ See chapter 19 for defined terms.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

+ See chapter 19 for defined terms.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Law must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Law financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Law as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

Micromedical Industries Limited and Controlled Entities
Chairman's Report

Micromedical continued to make positive progress at a critical time in the company's history with both Divisions achieving their expected results for the year.

The Cardiac e-Health Division recorded sales revenue of $4.35 million in the year to 30 June, 2001, an increase of 91.5% over the previous year (2000 sales revenue = $2.27 million).

The increase stemmed from Micromedical's world-wide network of independent distributors, and particularly from the strengthening of the commercial relationship with key distributors in the USA and Europe.

New products currently in the process of being launched are expected to maintain the sales momentum, although at a steadier rate of growth than in the year under review.

In the Ventrassist Division, the series of animal trials gathered pace in the lead up period to the commencement of human trials at the Alfred Hospital in Melbourne.

As well as the animal trials, the recent focus has been on finalising the design, manufacturing processes, and quality assurance systems for the Ventrassist "artificial heart", resulting in an increased expenditure on Research and Development over the year.

The Directors' assessment of the Ventrassist project, at the current time and with the current knowledge of the tasks to be completed, indicates that the Ventrassist "artificial heart" will be ready late in the 2001 calendar year, as planned.

Assuming the necessary approval processes can be finalised and the appropriate early patients identified, the human trials will be able to commence.

The series of human trials in Australia is expected to continue through 2002.

Research and Development expenditure totalled $4.14 million, taking the total since inception to $18.5 million. In accordance with Micromedical's policy, this R and D expenditure was again fully expensed.

The increased Research and Development expenditure and the costs involved in gaining the increased sales resulted in a net loss for the year of $3.22 million.

This level of loss is manageable as it balances the need to develop Micromedical's technology in a timely manner against available resources, including cash.

As the Ventrassist project accelerates its animal trials and rapidly approaches its first human trials, there will be a need for increased funding support. This led in July, 2001 to the placement of 8 million fully paid ordinary shares to various European institutional investors raising $6.24 million which boosts the funds available for the current year's programme.

The Directors are confident that Micromedical has made good progress over the year and is well placed to realise increasing shareholder value from the continuing development of Micromedical's products and technologies in the critical period ahead.

John C Massey
Chairman

Brisbane, Queensland
27th August, 2001

+ See chapter 19 for defined terms.

MicroMedical


36

MicroMedical Industries Limited
ABN 46 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

tel +61 2 9422 3100
fax +61 2 9422 3101

email mmi@micromed.com.au
http://www.micromed.com.au

news release

For immediate release • Date: 29th June 2001

MicroMedical completes $6.24m Share Placement

The Chairman of MicroMedical Industries Limited, Mr. John C. Massey, today announced that the company has agreed to make a placement of 8m fully paid ordinary shares to raise $6.24m. The placement represents 6.4% of the shares currently on issue. The new shares at $0.78 each, will be placed to a range of leading European Institutions.

The placement was facilitated by the company's Corporate Adviser, ABN AMRO Morgans Limited. Mr. Massey said the primary purpose of the fundraising was to continue the funding and development of the VentrAssist "artificial heart" project. MicroMedical also announced yesterday that it had been granted its 2nd US patent for the VentrAssist pump.

Mr. Massey stated that he was pleased to see significant overseas Institutional interest in MicroMedical and welcomed the new shareholders.

ENDS

MicroMedical Industries Limited is a listed Australian company (ASX ticker: MMD; Web site; www.micromed.com.au) that develops and exports cardiac e-health solutions including miniaturised cardiac monitors and software. It also produces a leading range of veterinary cardiac systems. MicroMedical's VentrAssist Division is developing a miniature implantable blood pump commonly known as an 'artificial heart' with collaboration from The Alfred Hospital Melbourne, the University of Technology, Sydney and the University of NSW.

For further information:
Mr. John C. Massey, Chairman 07 3868 4958 (B) 0419 744 955 (M)

MicroMedical



MicroMedical Industries Limited
ABN 46 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

tel +61 2 9422 3100
fax +61 2 9422 3101

email mmi@micromed.com.au
http://www.micromed.com.au

news release

For immediate release • Date: 28th June 2001

Second U.S. Patent for MicroMedical's artificial heart

Australian company MicroMedical Industries Limited has been granted its second United States Patent No. 6,250,880 B1 which broadens the scope of its VentrAssist artificial heart's unique bearing system to include exclusive hydrodynamic support.

This bearing system eliminates any contact between the moving parts in the device so it will never wear out, making the best prospect for an alternative to transplant.

Only a month ago, MicroMedical was granted its first US Patent which covers all aspects of its VentrAssist rotary blood pump and other applications of the miniaturised artificial heart technology.

The US will be MicroMedical's major market for their VentrAssist artificial heart and this Patent gives MicroMedical a more comprehensive coverage of its IP assets. The company's patent strategy is continuing as MMI pursue patenting protection in Europe and other areas of the world in which heart disease is the No. 1 killer.

ENDS

MicroMedical Industries Limited is a listed Australian company (ASX ticker: MMD; Web site; www.micromed.com.au) that develops and exports cardiac e-health solutions including miniaturised cardiac monitors and software. It also produces a leading range of veterinary cardiac systems. MicroMedical's VentrAssist Division is developing a miniature implantable blood pump commonly known as an 'artificial heart' with collaboration from The Alfred Hospital Melbourne, the University of Technology, Sydney and the University of NSW.

For further information:
Dr. John Woodard (02) 9422.3107
Released through Peter Baker, Michels Warren (02) 9957.4233



MicroMedical


38

MicroMedical Industries Limited
ABN 46 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

tel +61 2 9422 3100
fax +61 2 9422 3101

email mmi@micromed.com.au
http://www.micromed.com.au

news release

For immediate release • Date: 19th June 2001

Australian First
Sheep with Artificial Heart Gives Birth

A sheep implanted with an artificial heart in Melbourne has given birth to a healthy male lamb. The birth is an Australian first and gives new hope to patients who cannot tolerate anticoagulants used with other artificial hearts.

The sheep is one of several being tested for MicroMedical Industries, the inventor and developer of the VentrAssist artificial heart.

Professor Don Esmore, the Head of The Alfred Hospital surgical team which carried out the implants said that mother and son were both doing well.

Professor Esmore was made an Officer of the Order of Australia in the Queen's Birthday Honours List earlier this week.

The sheep is one of a series to be implanted with the revolutionary artificial heart being developed by MicroMedical Industries of Sydney. The device – about the size of a child's fist is so small it will be suitable for use in women and children.

Professor Esmore said that the birth of the lamb showed the Australian artificial heart was potentially suitable for use with pregnant women because it could be used without anticoagulants.

"Most other artificial hearts rely on anticoagulants which carry a high risk during pregnancy. However, the MicroMedical device does not appear to need these, making it suitable for many more heart patients."

The Chief Executive Officer of MicroMedical Industries, Dr. John Woodard, said the animal trials have been held over the past 18 months and are at an advanced stage. "This latest breakthrough is a real development and has proved the device's technology and confirmed it will be ready for clinical trials in the near future."

MicroMedical's artificial heart, or LVAD (left ventricular assist device) is made of titanium and has eliminated the need for shafts and bearings that damage blood and cause clotting. This is a common fault with other, bulkier artificial hearts.

Last month the company was granted a United States Patent that covers all aspects of its "VentrAssist" rotary blood pump and other applications of the miniaturised artificial heart technology.

The most significant feature covered by the US Patent is the full hydrodynamic suspension of a rotary blood pump impeller, the key to MicroMedical's revolutionary heart pump device.

The impeller "floats" in the blood which it is pumping and does not require contact bearings, shafts or seals. Because it is hydrodynamically suspended, the impeller is a substantial technological advantage over the much more complex electromagnetic suspension systems incorporated in other rotary blood pumps currently under development by competitors.

Dr. Woodard said hydrodynamic suspension offered simplicity, reliability and increased device longevity.

Dr. Woodard presented an invited talk at the American Society for Artificial Internal Ortans' Annual Conference in New York last week on the VentrAssist artificial heart. The US market for the device is estimated to be worth $12 billion annually.

ENDS

MicroMedical Industries Limited is a listed Australian company (ASX ticker: MMD; Web site; www.micromed.com.au) that develops and exports cardiac e-health solutions including miniaturised cardiac monitors and software. It also produces a leading range of veterinary cardiac systems. MicroMedical's VentrAssist Division is developing a miniature implantable blood pump commonly known as an 'artificial heart' with collaboration from The Alfred Hospital Melbourne, the University of Technology, Sydney.

For further information:
Dr. John Woodard, CEO, MicroMedical Industries Ltd.(02) 9422 3107
Released through Peter Baker, Michels Warren (02) 9957 4233

03 FEB -6 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

MICROMEDICAL INDUSTRIES LIMITED

ACN, ARBN or ARSN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	200,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	150,000 OPTIONS, EXERCISE PRICE 25¢, EXPIRY DATE 15 JUNE 2001 50,000 OPTIONS EXERCISE PRICE 35¢ EXPIRY DATE 31 MARCH 2003

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.25
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS HELD BY EMPLOYEES and Ex EMPLOYEES
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	JUNE 13 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
124,264,710	ORDINARY

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,109,000	OPTIONS (MMDAS)
433,334	OPTIONS (MMDAU)
899,999	OPTIONS(MMDAW)
56,000	OPTIONS (MMDAY)
1,205,000	OPTIONS (MMDAB)
2,410,000	OPTIONS (MMDAC)
4,740,000	OPTIONS

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2 We warrant to ASX that the issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those ⁺securities should not be granted ⁺quotation. We warrant to ASX that an offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before ⁺quotation of the ⁺securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18TH JUNE 2001
(Director/Company secretary)

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.

03 FEB -6 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

(40)

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

MICROMEDICAL INDUSTRIES LIMITED

ACN, ARBN or ARSN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	78,334
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	15,000 OPTIONS, EXERCISE PRICE 35¢, EXPIRY DATE 31 MARCH 2003 30,000 OPTIONS EXERCISE PRICE 40¢ EXPIRY DATE 31 MARCH 2003 33,334 OPTIONS EXERCISE PRICE 45¢ EXPIRY DATE 31 MARCH 2003

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.25
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS HELD BY EMPLOYEES and Ex EMPLOYEES
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	JUNE 5 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
124,064,710	ORDINARY

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,159,000	OPTIONS (MMDAS)
433,334	OPTIONS (MMDAU)
899,999	OPTIONS(MMDAW)
206,000	OPTIONS (MMDAY)
1,205,000	OPTIONS (MMDAB)
2,410,000	OPTIONS (MMDAC)
4,740,000	OPTIONS

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant ~~that they~~ are (will be) true and complete.

Sign here: .... Date: 13TH JUNE 2001
(~~Director/~~Company secretary)

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.

8/6/01

05 FEB -6 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B


4/

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

MICROMEDICAL INDUSTRIES LIMITED

ACN, ARBN or ARSN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	260,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	OPTIONS, EXERCISE PRICE 25¢, EXPIRY DATE 15 JUNE 2001

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.25
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS HELD BY EMPLOYEES and Ex EMPLOYEES
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	JUNE 1 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
123,986,376	ORDINARY

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,174,000	OPTIONS (MMDAS)
463,334	OPTIONS (MMDAU)
933,333	OPTIONS(MMDAW)
206,000	OPTIONS (MMDAY)
1,205,000	OPTIONS (MMDAB)
2,410,000	OPTIONS (MMDAC)
4,740,000	OPTIONS

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(*now go to 43*)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8TH JUNE 2001
(~~Director~~/Company secretary)

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

MICROMEDICAL INDUSTRIES LIMITED

ACN, ARBN or ARSN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	45,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	OPTIONS, EXERCISE PRICE 25¢, EXPIRY DATE 15 JUNE 2001

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.25
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS HELD BY EMPLOYEES and Ex EMPLOYEES
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	MAY 21 2001

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
45,000	ORDINARY

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,174,000	OPTIONS (MMDAS)
463,334	OPTIONS (MMDAU)
933,333	OPTIONS(MMDAW)
466,000	OPTIONS (MMDAY)
1,205,000	OPTIONS (MMDAB)
2,410,000	OPTIONS (MMDAC)
4,740,000	OPTIONS

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29TH May 2001
(~~Director/~~Company secretary)

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.

MicroMedical

03 FEB -6 AM 7:21

(43)

MicroMedical Industries Limited
ABN 46 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

tel +61 2 9422 3100
fax +61 2 9422 3101

email mmi@micromed.com.au
http://www.micromed.com.au

news release

For immediate release • Date: 14th May 2001

MicroMedical granted U.S patent for artificial heart

Australian company MicroMedical Industries Ltd has been granted a United States Patent No. 6,227,797 B1 which covers all aspects of its "VentrAssist" rotary blood pump and other applications of the technology.

This follows the granting of the Australian version of the patent on 8th March 2001.

The most significant feature covered by the US Patent is the full hydrodynamic suspension of the rotary blood pump impeller, the key to MicroMedical's revolutionary heart pump device.

The impeller 'floats' in the blood which it is pumping and does not require contact bearings, shafts nor seals. Because it is hydrodynamically suspended, the impeller of our rotary blood pump is a substantial technological advantage over the much more complex electromagnetic suspension systems incorporated into other rotary blood pumps currently under development by competitors.

MicroMedical's Chief Executive Officer, Dr John Woodard, said hydrodynamic suspension offered simplicity, reliability and increased device longevity.

"The granting of the US Patent is an important milestone which protects our intellectual property rights in our largest potential market. It also is an endorsement of the world-class research team we have."

Dr. Woodard said the Patent greatly enhanced MicroMedical's ability to form alliances with strategic partners in the United States, where the market for the device is estimated to be worth $12 billion annually.


FAXED

The VentrAssist implantable rotary blood pump is currently undergoing extensive pre-clinical trials at The Alfred Hospital in Melbourne and is expected to be ready for human trials late this year.

Ends

MicroMedical Industries Limited is a listed Australian company (ASX ticker: MMD; Web site; www.micromed.com.au & www.ventrassist.com). MicroMedical's VentrAssist Division is developing a miniature implantable blood pump commonly known as an 'artificial heart' in collaboration with The Alfred Hospital Melbourne, the University of Technology, Sydney and the University of NSW. MicroMedical also develops and exports cardiac e-health solutions including miniaturised cardiac monitors, software and veterinary cardiac systems.

For further information: Dr John Woodard (02) 9422 3107
Released through Peter Baker, Michels Warren (02) 9957 4233

MicroMedical

03 FEB -6 AM 7:21



MicroMedical Industries Limited
ACN 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

tel +61 2 9422 3100
fax +61 2 9422 3101

email mmi@micromed.com.au
http://www.micromed.com.au

news release

For immediate release • May 8, 2001

Australian artificial heart on track for clinical trials



An artificial heart being developed by an Australian company is on track to be ready for clinical trials later this year – and when it is ready, has the potential to extend a heart patient's life indefinitely.

This follows news that a 74 year old man has become the second American to receive an experimental heart that is capable of taking over the workload of the left ventricle. Other people have received similar devices with variable success.

The Australian heart, developed by MicroMedical Industries at Chatswood in Sydney, is much smaller than existing artificial hearts and has only one moving part. It is currently undergoing animal trials under the supervision of The Alfred Hospital's heart transplant team in Melbourne.



MicroMedical's CEO, Dr John Woodard, said the company had conducted several such trials over the last year or so and the artificial heart had operated exceptionally well.

"The tests have enabled us to further refine performance and reduce in size what we believed was already an excellent device."

MicroMedical

MicroMedical Industries Limited
ABN 46 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

tel +61 2 9422 3100
fax +61 2 9422 3101

email mmi@micromed.com.au
http://www.micromed.com.au

news release

For immediate release • May 9, 2001

Australian artificial heart on track for clinical trials

An artificial heart being developed by an Australian company is on track to be ready for clinical trials later this year – and when it is ready, has the potential to extend a heart patient's life indefinitely.

This follows news that a 74 year old man has become the second American to receive an experimental heart that is capable of taking over the workload of the left ventricle. Other people have received similar devices with variable success.

The Australian heart, developed by MicroMedical Industries at Chatswood in Sydney, is much smaller than existing artificial hearts and has only one moving part. It is currently undergoing animal trials under the supervision of The Alfred Hospital's heart transplant team in Melbourne.

MicroMedical's CEO, Dr John Woodard, said the company had conducted several such trials over the last year or so and the artificial heart had operated exceptionally well.

"The tests have enabled us to further refine performance and reduce in size what we believed was already an excellent device."

MicroMedical's artificial heart is about the size of a child's fist and is revolutionary both in size and operation. It is made of titanium and features a unique pump architecture that gives it an almost unlimited life along with performance and cost advantages over available devices.

MicroMedical's artificial heart is about the size of a child's fist and is revolutionary both in size and operation. It is made of titanium and features a unique pump architecture that gives it an almost unlimited life along with performance and cost advantages over available devices.

Dr. Woodard said that an artificial heart could be used to prolong the life of thousands of heart failure without the need for a heart transplant. Cardiovascular disease is the biggest killer of Australians, with more than 52,000 people dying from it each year.



"Importantly, our permanent device gives hope to the thousands of patients with heart failure patients by providing them with an excellent alternative to the limited number of heart transplants available".

"With our artificial heart implanted, people who were previously so debilitated that they were unable to get out of bed will be able to enjoy a normal life, apart from having to wear the artificial heart's battery supply on their waist."

ends



MicroMedical Industries Limited is a listed Australian company (ASX ticker: MMD; Web site; www.micromed.com.au). MicroMedical's VentrAssist Division is developing a miniature implantable blood pump commonly known as an 'artificial heart' with collaboration from The Alfred Hospital Melbourne, the University of Technology, Sydney and the University of NSW. Micromedical also develops and exports cardiac e-health solutions including miniaturised cardiac monitors and software and a of veterinary cardiac systems.



■

For further information:

John Woodard (02) 9422 3107 or 0418 237 149

Released through Peter Baker, Michels Warren (02) 9957 4233


03 FEB -6 AM 7:21

(45)

news release

For immediate release 8th January 2002

MicroMedical Achieves FDA Clearance for World's First Pocket Size PDA Based ECG Machine

The world's first truly portable, pocket sized 12 lead ECG device based on a Pocket PC from Australian company MicroMedical Industries Limited, has received US Food and Drug Administration clearance and can now be sold in lucrative US and European markets.

The PocketView ECG device, is based on Microsoft Windows for Personal Digital Assistants (PDAs). It allows doctors, nurses and paramedics to record single or 12 lead ECGs for immediate analysis. Fundamental to the PocketView is its ability to forward ECG data by mobile phone, wireless network or the Internet to specialists anywhere in the world for analysis. Additionally, PocketView will enable multiple patient ECG records to be held on a PDA simultaneously. Ultimately, ECG data can now be downloaded to centralized electronic patient files for longer term storage.

Mr. Michael Spooner, Managing Director and Chief Executive Officer of Micromedical Industries Limited, said "ECGs can now be carried out inexpensively, conveniently, and at any place and time using a PocketView device attached to a PDA."

"The medical profession internationally is moving increasingly toward PDAs for the mobile storage and retrieval of medical information. The PocketView will therefore be of significant assistance to the mobile medical practitioner."

Mr. Spooner also said that the PocketView was aimed at both the home care and mass medical markets at a highly competitive price.

He said the FDA clearance was further endorsement of MicroMedical's technical innovation and that the company looked forward to capturing a significant share of rapidly growing mobile medical device market internationally.

With the market clearance of PocketView ECG software, MicroMedical now has 13 FDA market cleared products.
ends

■ **For further information:**

Michael Spooner or Walter Edgar (02) 9422 3100
Released through Peter Baker, Michels Warren (02) 9957 4233

MicroMedical Industries Limited is a listed Australian company (ASX ticker: MMD; Web site; www.micromed.com.au) that develops and exports cardiac e-health solutions including miniaturised cardiac monitors and software. It also produces a leading range of veterinary cardiac systems. MicroMedical's VentrAssist Division is developing a miniature implantable blood pump commonly known as an 'artificial heart' with collaboration from The Alfred Hospital Melbourne, the University of Technology, Sydney and the University of NSW.


ventracor




46

MicroMedical continues to make positive progress
Wednesday February 6th, 2002

Half-Year Announcement

In line with expectations, MicroMedical Industries Limited incurred a loss of $3.90m in the six months to 31 December 2001.

During the half year MicroMedical continued to make positive progress with the VentrAssist "artificial heart".

The VentrAssist division intensified the development program of its revolutionary artificial heart as it moves from design to the commencement of clinical trials and finally to full commercialisation.

The previously noted need to increase expenditure in the VentrAssist division leading to and during clinical trials contributed to an increase in Research and Development expenditure of $1.23m compared to the same period last year. In total, Research and Development amounted to $3.02m and in line with MicroMedical's accounting policy, was fully expensed.

As indicated at the Annual General Meeting in November 2001, sales revenue of $0.74m from the Cardiac e-Health division during the period was disappointing.

The reduction in sales revenue was caused by the post September 11 impact on MicroMedical's sales to airlines as well as poor economic and trading conditions in the northern hemisphere. Initiatives have been implemented to reorganise the division which will assist future performance.

At 31 December 2001, MicroMedical's cash reserves were $6.45m with no significant or long term debt. However, the directors continue to actively consider all funding strategies to meet the company's ongoing needs.

For further information, please call Julie Meldrum, Corporate Communications Manager on 0419 228 128

BACK to TOP

14/2/02

02 FEB -6 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

(4)

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

MICROMEDICAL INDUSTRIES LIMITED

ACN, ARBN or ARSN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	150,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	150,000 OPTIONS EXERCISE PRICE 35¢ EXPIRY DATE 30TH MARCH 2003

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.35
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS HELD BY EMPLOYEES UNDER EMPLOYEE OPTION SCHEME
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	February 1st ,2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
137,296,377	ORDINARY

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
13,260,667	OPTIONS

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✓ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14th February 2002
(Company Secretary)

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.

48

Media Release & ASX Announcement

MicroMedical Industries To Commence Human Placement Trials of VentrAssist Artificial Heart

Sydney, 14 February 2002 - MicroMedical Industries Limited (ASX:MMD) today announced it had begun the process of global commercialisation of its VentrAssist 'artificial heart' device with human placement trials to commence at The Alfred Hospital in Melbourne, Australia.

Group Managing Director and CEO of MicroMedical Industries, Mr Michael Spooner, said the human placement trials involve the temporary placement of an inert VentrAssist Left Ventricular Assist Device (LVAD) device in a patient during open-heart surgery.

He said the human placement trials, recently approved by The Alfred Hospital Human Ethics Committee, signal a milestone in the completion of the VentrAssist R&D program and mark the commencement of the clinical trial process.

"Following the culmination of four years of exclusive R&D effort for the company we know the VentrAssist device works. The design is finalised and the device has been transferred to manufacturing to support the human placement trials.

"Now our focus is on the international approval and commercialisation process for VentrAssist. By concentrating on the international regulatory process we will be able to minimise the time to market for the VentrAssist device.

"Assuming the regulatory process proceeds as expected, the VentrAssist device will be implanted in patients with end-stage heart failure in Australia later this year, at a time that will support and build upon our approach to international regulatory approval," Mr Spooner said.

MicroMedical Industries believes the worldwide target market for its VentrAssist 'artificial heart' is estimated at 800,000 patients per year who enter end-stage cardiac failure and who have no access to, or do not qualify for heart transplants, of which there are only some 4,000 annually.

"There are over one million open-heart surgical procedures performed each year in the United States alone with the cost to the United States economy of Stage 4 congestive heart failure estimated at more than USD$22 billion. In the United States and other key markets, health insurance authorities reimburse all or a considerable amount of implantable device costs.

"MicroMedical Industries has a world-leading, outstanding R&D team that will continually develop and refine the VentrAssist device.

"Our expectation is that the VentrAssist surgical procedure will be no more difficult than open-heart surgery.

"VentrAssist's superior design makes it easier and less expensive to manufacture compared to existing competitors and it has international patent protection.

"MicroMedical Industries believes VentrAssist has the potential to become as commonplace and reliable as pacemakers", he said.

MicroMedical's VentrAssist Artificial Heart – World Leading Technology

- *It can temporarily or permanently replace the main pumping function of the heart in congestive heart failure patients.*
- *It incorporates only one moving part, which is a unique, hydrodynamically suspended impeller that will not wear and limit the life of the device.*
- *MicroMedical believes VentrAssist will provide a viable alternative to heart transplantation and substantially restore cardiac function, allowing the recipient to return to normal daily activities within weeks.*
- *Because the heart is left in place and is 'rested' by the device, heart recovery may occur in some cases, permitting removal of the device.*
- *It is relatively easy to implant and therefore minimises recovery time.*
- *Bench and in vivo testing indicate that blood damage is negligible and only low levels of blood thinning drugs may be required.*
- *It represents the leading third generation of implanted blood pumps, which are smaller, more reliable, more energy efficient and more affordable than their predecessors.*
- *The VentrAssist device is small enough to implant in children as well as adults.*
- *Based on extensive R&D, MicroMedical believes that the device will meet or exceed the current standard international regulatory requirements.*

Global Approval Process

International approvals are granted on the basis of:

Process	VentrAssist Status
• Design dossier	Completed
• An approved quality system for active implantable devices	Completed
• In vivo trials and laboratory tests	Ongoing
• Human placement trials	Commencing February 2002
• Human implants	To commence in 2002
• US, European and Australian approvals	Ongoing

For further information, please contact:

Michael Spooner
Managing Director & CEO
MicroMedical Industries Limited
02 9422 3100
mspooner@micromed.com.au

Julie Meldrum
MicroMedical Industries Limited
02 9422 3100 / 0419 228 128
jmeldrum@micromed.com.au

Note to Editors: Images of the VentrAssist 'artificial heart' are available on request or can be downloaded from www.micromed.com.au

MicroMedical

03 FEB -6 AM 7:21

Micromedical Industries Limited
ACN 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

Tel +61 2 9422 3100
Fax +61 2 9422 3101

email mmi@micromed.com.au
http://www.micromed.com.au

ASX Announcement & Media Release

MicroMedical Industries 'Artificial Heart' Receives Wide Airplay

Sydney, 18 February 2002- MicroMedical Industries Limited (ASX:MMD) today confirmed that a news item broadcast on ABC-TV on Friday referred to its VentrAssist 'artificial heart' device.

Group Managing Director and CEO, Mr Michael Spooner, welcomed the ABC's fair and accurate coverage of the VentrAssist device, which is poised to enter the clinical trials process with human placement trials to begin shortly at The Alfred Hospital in Melbourne.

The ABC-TV item on the 7pm news bulletin was broadcast to an estimated national viewing audience of more than one million people.

"MMD believes the VentrAssist Left Ventricular Assist Device (LVAD) has the potential to become as commonplace and reliable as pacemakers", Mr Spooner said.

For further information, please contact:

Julie Meldrum
MicroMedical Industries Limited
02 9422 3100 / 0419 228 128

MicroMedical

03 FEB -6 AM 7:21

(50)

Micromedical Industries Limited
ACN 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

Tel +61 2 9422 3100
Fax +61 2 9422 3101

email mmi@micromed.com.au
http://www.micromed.com.au

ASX Announcement

MicroMedical Industries : Institutional Presentations

Sydney, 19 February 2002- MicroMedical Industries Limited (ASX:MMD), under its continuous disclosure policy, wishes to advise the market that it today begins a process of presentations with institutional investors in Europe, the United States, Asia and Australia. This follows the recent announcements of MMD's half-yearly results and the commencement of the clinical trials process for its VentrAssist 'artificial heart' device.

A copy of this presentation can be viewed on MMD's website - www.micromed.com.au

For further information, please contact:

Mr John C Massey
Chairman
MicroMedical Industries Limited
07 3868 4958

Julie Meldrum
MicroMedical Industries Limited
02 9422 3100 / 0419 228 128
jmeldrum@micromed.com.au



MicroMedical

Micromedical Industries Limited
ABN 46 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

Tel +61 2 9422 3100
Fax +61 2 9422 3101
email mmi@micromed.com.au
http://www.micromed.com.au

ASX RELEASE

MicroMedical to Pay Brokerage Handling Fee on Share Purchase Plan Acceptances

MicroMedical today announced that it will pay a 2.0% handling fee to facilitate acceptances under the share purchase plan announced on 7 March 2002. The terms and conditions of which are detailed in the Chairman's letter to shareholders dated 13 March 2000. The offer under the Share Purchase Plan will close on Wednesday 24 April 2002.

The consideration will be payable to any Participating Organisation of the Australian Stock Exchange:

1. Whose stamp appears on the Acceptance Form; or
2. Where the acceptance for a broker sponsored client is initiated through CHESS by a broker participant, on behalf of their client.

MicroMedical expects to pay the handling fee to each Participating Organisation during the week beginning 6 May 2002. It is expected that MicroMedical will make one lump sum payment to each eligible Participating Organisation. Please note that it is the responsibility of each Participating Organisation to allocate the handling fee among their individual private client advisers, as MicroMedical will not track this information.

Any documentary evidence required should be sent to Douglas Heck & Burrell Registries, GPO Box 35, Brisbane, Queensland 4001



MicroMedical Industries Launches Share Holder Placement Program and Raises $10.96 million in New Equity

Sydney, 7 March 2002 - MicroMedical Industries Limited (ASX:MMD) today announced that it had raised $10.96 million from a placement of 13.7 million fully paid ordinary shares at $0.80 per share to Australian and international investors. The placement represents 10% of the issued capital of the company and was arranged by ABN AMRO Morgans Limited.

The new equity will be used primarily to assist in the funding of clinical trials for MMD's VentrAssist 'artificial heart' device and for ongoing operations.

MMD Chairman, Mr John Massey, said the company was pleased with the support from Australian and international investors and welcomed their participation in MMD's future.

MMD also announced today the establishment of a Share Purchase Plan ("SPP") which is subject to shareholder approval. Under the SPP existing shareholders can elect to subscribe for up to $3,000 of MMD shares at the same price as the new investors, that is, $0.80 per share.

"This is an excellent opportunity for our approximately 9,000 shareholders to participate in the ongoing successes of MMD and recognises the tremendous support our shareholders have provided us during the research and development phase of the VentrAssist 'artificial heart'", Mr Massey said. Under the SPP, shareholders will not pay brokerage or other transaction costs.

"After four years of exclusive R&D effort for the company, we know the VentrAssist device works. The design is finalised and the device has been transferred to manufacturing to support the clinical trials process".

"MMD believes the worldwide target market for its VentrAssist 'artificial heart' is estimated at 800,000 patients per year who enter end-stage cardiac failure and who have no access to, or do not qualify for heart transplants, of which there are only some 4,000 annually".

"MMD believes VentrAssist has the potential to become as commonplace and reliable as pacemakers", Mr Massey said.

Full details of the SPP will be sent to shareholders shortly. To receive an offer under the SPP, shareholders must be registered by 5pm on 12 March 2002. MMD will hold a General Meeting of shareholders on Thursday 18 April 2002 to approve the SPP and ratify the issue of shares under the placement in accordance with ASX Listing Rules. The Notice of Meeting for the General Meeting will be forwarded to shareholders shortly.

The current trading halt will be lifted at the commencement of trading Friday 8 March 2002.

For further information:

Michael Spooner
Managing Director & CEO
Tel 02 9422 3100

John Massey
Chairman
Tel 07 3868 4958

14/3/02

(53)

MicroMedical

ABN 46 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

Tel +61 2 9422 3100
Fax +61 2 9422 3101
email mmi@micromed.com.au
http://www.micromed

13 March 2002

Dear Shareholder

MicroMedical Industries Limited (MicroMedical) is pleased to provide an opportunity for shareholders to participate in capital raising initiatives of the company through a Share Purchase Plan (SPP) which is subject to shareholder approval.

You are eligible to participate in the SPP if you were a registered holder of ordinary shares in MicroMedical on 12 March, 2002 with a registered address in either Australia or New Zealand.

It is appropriate that I briefly update you on events at MicroMedical which have recently been announced.

The global commercialisation process for our VentrAssist "artificial heart" has commenced with human placement trials being undertaken at the Alfred Hospital in Melbourne.

These trials represent an important milestone for MicroMedical. We know the VentrAssist device works, the research and development program is complete, the design is finalised and the device has been transferred to manufacturing to support the trials process.

Our focus is now on the international approval and commercialisation process for VentrAssist. By concentrating on the international regulatory process, we will be able to minimise the time required to bring the VentrAssist device to market.

Additional equity is required to primarily assist in the funding of clinical trials for MicroMedical's VentrAssist 'artificial heart' device as well as for ongoing operations.

On 7 March, 2002 we announced the placement of 13,700,000 shares to Australian and International investor clients of ABN AMRO Morgans at 80 cents per share which raised a total of $10.96 million. The placement represented 10% of the issued capital of MicroMedical.

At the same time, we announced the implementation of an SPP for shareholders which is the subject of this letter.

The SPP provides an opportunity for you to buy additional ordinary shares in MicroMedical at the same price as shares issued under the placement, that is 80 cents each to a maximum of $3,000 per shareholder.

Shareholders will not pay any brokerage or other transaction costs in relation to purchases of MicroMedical shares under the SPP.

If you are eligible to purchase shares under the SPP, you may select one of the following alternatives:-

Offer A	3,750 shares	Total amount payable at A$0.80 per share	$3,000.00
Offer B	2,500 shares	Total amount payable at A$0.80 per share	$2,000.00
Offer C	1,250 shares	Total amount payable at A$0.80 per share	$1,000.00

This SPP offer complies with the Australian Securities & Investment Commission Class Order 00/194.

Under that Class Order, the maximum number of 3,750 shares will apply even if you receive more than one offer from us (for example, because you are a joint holder of shares or because you hold more than one shareholding under separate accounts), MicroMedical reserves the right to reject any application for shares where it believes this rule has not been complied with.

You should note that the market price of MicroMedical shares may rise or fall between the date of this offer and the date when we allot the shares to you. This means that the price you pay per share under this offer may exceed the price of MicroMedical shares at the time the shares are allotted to you under the SPP. Accordingly, you should seek your own financial advice in relation to this offer and your participation in the SPP.

The offer will close at 5:00pm on Wednesday 24 April 2002.

This letter and the attached Application Form set out the terms and conditions of the offer under the SPP. By making an application to purchase shares under the SPP, you will have agreed to be bound by these terms and conditions and the constitution of MicroMedical.

If you wish to apply for any shares under the SPP, you should complete the enclosed Application Form and forward it to our Share Registry with your payment by cheque made payable to "MicroMedical Share Purchase Plan ".

Applications received after 24 April 2002 will not be accepted. If the exact amount of money is not tendered with the Application Form, MicroMedical reserves the right to return your Application Form and cheque and not allot any shares to you.

Participation in the SPP is entirely at your option. The offer under the SPP is non-renounceable. This means you cannot transfer your right to purchase shares under the SPP to anyone else.

All new shares issued under the SPP will rank equally with existing fully paid ordinary shares in MicroMedical at the date of allotment (expected to be Monday 29 April 2002) and will carry the same voting rights, dividend rights and other entitlements at the allotment date. Shares to be allotted under the SPP will be done so as to comply with the ASX Listing Rules.

It is anticipated that any shares allotted to you under the SPP will be quoted on the Australian Stock Exchange on or about Thursday 2 May 2002 and you should receive your holding statement or confirmation advice shortly after this date.

If you have any questions in respect of the SPP, please contact your stockbroker or financial adviser or MicroMedical's share registry at:

Douglas Heck & Burrell
Level 22, 300 Queen Street
Brisbane QLD 4000
Telephone: 07 3228 4219
Facsimile 07 3221 3149

Because the number of shares being issued under the placement and under the SPP exceeds the 15% threshold permitted under ASX Listing Rules, your Board will hold a General Meeting of shareholders to approve the SPP and ratify the issue of shares under the placement .

This meeting will be held on Thursday 18 April 2002. Accordingly, this offer is conditional upon shareholders approving the SPP at that meeting. The Notice of Meeting and Explanatory Memorandum will be sent to you shortly.

Yours faithfully

J MASSEY
Chairman
Micromedical Industries Limited

03 FEB -6 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Micromedical Industries Limited

ABN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,700,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.80
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Placement of new shares
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	March 14, 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	150,996,377	ORDINARY

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,260,667	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/a
12	Is the issue renounceable or non-renounceable?	N/a
13	Ratio in which the +securities will be offered	N/a
14	+Class of +securities to which the offer relates	N/a
15	+Record date to determine entitlements	N/a
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/a
17	Policy for deciding entitlements in relation to fractions	N/a
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/a
19	Closing date for receipt of acceptances or renunciations	N/a
20	Names of any underwriters	N/a
21	Amount of any underwriting fee or commission	N/a
22	Names of any brokers to the issue	N/a
23	Fee or commission payable to the broker to the issue	N/a

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/a
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/a
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/a
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/a
28	Date rights trading will begin (if applicable)	N/a
29	Date rights trading will end (if applicable)	N/a
30	How do +security holders sell their entitlements *in full* through a broker?	N/a
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/a

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/a
33	+Despatch date	N/a

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

✔ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ..Date: 19 MARCH 2002..
(Director)

Print name: ....Michael Spooner..

== == == == ==

+ See chapter 19 for defined terms.

MicroMedical

03 FEB -6 AM 7:21

Micromedical Industries Limited
ABN 46 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

Tel +61 2 9422 3100
Fax +61 2 9422 3101
email mmi@micromed.com.au
http://www.micromed.

MicroMedical Industries in Presentations to Brokers; Human Placement Trials Underway

Sydney, 20 March 2002 - MicroMedical Industries Limited (ASX:MMD) today announced that it *had commenced a new series of presentations to the Australian stock broking community and to* targeted public audiences.

Group Managing Director and CEO of MicroMedical Industries, Mr Michael Spooner, said today that he was delighted to participate in a broader round of presentations to Australian stock brokers and the public. These presentations will occur over the weeks leading up to the company's EGM scheduled for 18 April 2002 and follow the recent placement of 13.7m shares through ABN AMRO Morgans and the launch of the Share Purchase Plan for shareholders.

Mr Spooner also announced today that the Human Placement Trials for MMD's VentrAssist 'Artificial Heart' device were underway. He further indicated that, in response to recent enquiries, a progress report outlining the extremely encouraging results that the VentrAssist device had achieved so far would be announced to the market by way of a progress report as soon as possible.

The Placement Trials involve the temporary placement of an inert VentrAssist 'Artificial Heart' device in a congestive heart failure patient undergoing open-heart surgery at a leading Australian hospital.

MMD believes the worldwide target market for its VentrAssist 'Artificial Heart' is an estimated 800,000 patients per year who enter end-stage congestive heart failure and who have no access to, or do not qualify for, one of the approximately 4,000 heart transplants per year.

"MMD believes VentrAssist has the potential to become as commonplace and reliable as pacemakers", Mr Spooner said.

For further information, please contact:

Michael Spooner
Group Managing Director & CEO
MicroMedical Industries Limited
02 9422 3100
mspooner@micromed.com.au

Julie Meldrum
MicroMedical Industries Limited
02 9422 3100 / 0419 228 128
jmeldrum@micromed.com.au

Note to Editors: Images of the VentrAssist 'artificial heart' are available on request or can be downloaded from www.micromed.com.au

MicroMedical

03 FEB -6 AM 7:21

Micromedical Industries Limited
ABN 46 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

Tel +61 2 9422 3100
Fax +61 2 9422 3101

email mmi@micromed.com.au
http://www.micromed.com.au

56

Media Release & ASX Announcement

Australian Artificial Heart Superior

Sydney, Thursday April 4, 2002 — MicroMedical Industries Limited (ASX: MMD) today responded to numerous inquiries about its VentrAssist artificial heart device following a segment called Heart Starter broadcast on Channel 9 s *60 Minutes* program on Sunday 31 March 2002.

Group Managing Director and CEO of MicroMedical Industries, Mr Michael Spooner, welcomed 60 Minutes focus on the benefits of artificial heart pumps.

But as Mr Spooner pointed out, 60 Minutes did not have to go overseas to report on the latest advances in this field. The real story was happening right here in Australia.

He said Australians should be justifiably proud that what is regarded as one of the most advanced artificial heart pumps in the world has commenced its global clinical trial process in Australia.

He said that Australia s VentrAssist device was a generation ahead of the left ventricular assist device showcased on *60 Minutes*.

The Jarvik 2000 heart pump is a second generation device that we understand has achieved reasonable results , Mr Spooner said.

But Australia s VentrAssist device represents the leading third generation of implanted blood pumps which are far more reliable and are designed to be a truly permanent solution to congestive heart failure.

The VentrAssist will provide a real alternative for the hundreds of thousands of congestive heart failure patients world wide facing the prospect of a heart transplant of which there are only some 4,000 undertaken annually. The VentrAssist device will restore cardiac function, allowing the recipient to return to normal daily activities , Mr Spooner said. Because the heart is left in place and is 'rested' by the device, normal heart function may regenerate in some cases.

Advantages of the VentrAssist device:

- Does not require anti-rejection drug treatment.
- Only one moving part, which is a unique, hydrodynamically suspended impeller that will not wear and limit the life of the device.
- The VentrAssist automatically self-regulates and therefore does not require patient intervention to cope with varying levels of activity.
- The design of the VentrAssist device greatly improves battery life and largely eliminates risks associated with battery failure.

- The VentrAssist surgical procedure should be no more difficult than open-heart surgery and would take only about two hours compared to the 14 hours mentioned in the *60 Minutes* program.
- Blood damage is negligible and only low levels of blood thinning drugs may be required.
- It has the potential to become as commonplace and reliable as pacemakers.

Mr Spooner said that MicroMedical Industries believes the worldwide target market for its VentrAssist artificial heart device is around 800 000 patients per year who enter end-stage cardiac failure and who have no access to, or do not qualify for heart transplants, of which there are only some 4 000 annually.

For further information, please contact:

Michael Spooner
Managing Director & CEO
MicroMedical Industries Limited
02 9422 3100
mspooner@micromed.com.au

or

Julie Meldrum
MicroMedical Industries Limited
02 9422 3100 / 0419 228 128
jmeldrum@micromed.com.au

Note to Editors: Images of the VentrAssist artificial heart are available on request or can be downloaded from www.micromed.com.au

11/4/02

MicroMedical

(57)

Progress Report by the Group Managing Director and CEO
MicroMedical Industries Limited, Mr Michael Spooner

I am pleased to have this opportunity to report to you on MicroMedical's most recent achievements and particularly to draw your attention to progress on two important fronts:

- The process for international approval and commercialisation for our VentrAssist 'artificial heart'
- Restructuring to boost revenue growth and new market developments for our mobile medicine products.

VentrAssist 'Artificial Heart'

As previously announced, we have commenced human placement trials of the VentrAssist 'artificial heart'. This is a significant milestone. The results to date are very encouraging and indeed have met or exceeded the benchmarks we set for this important part of the clinical trial process.

Inert VentrAssist Left Ventricular Assist Devices (LVADs) were recently placed in two patients undergoing open-heart surgery at The Alfred Hospital in Melbourne.

The Director of Cardio-Thoracic Surgery at The Alfred, Professor Don Esmore, who conducted the trials said, "As we expected, the size of the device makes its position in the body flexible. It can be placed either in the abdominal wall just below the ribs on the left hand side or in the chest cavity itself. The small size of the VentrAssist device is a significant improvement over currently available first generation devices."

In another important development, I am pleased to announce the commencement of the manufacturing process for the final VentrAssist 'artificial hearts', including laser welding and diamond coating of the titanium components. We expect eight devices, which will be used in the clinical trial process, to be fully completed in the immediate future. The format of the VentrAssist will be identical to the devices we will produce for commercial sale at the appropriate time.

As part of the commercialisation process, we are increasing the capacity of our quality assured clean room by 400%, which will significantly improve our capability to produce final devices.

Further human placement trials and animal trials, which will form part of the clinical trial process, will proceed over the next few months. Human implant trials are on track and we expect these to begin later this year.

Mobile Medicine

Following a strategic review and in order to take advantage of our comprehensive intellectual property and the market potential for our mobile medicine products, we recognised that a significant restructuring of the Cardiac e-Health Division was required. In order to reposition this division to maximise opportunities in key markets, we have realigned revenue priorities, restructured staffing, lowered administration costs and refocused marketing efforts.

Whilst revenue flow from this division is stable, our immediate focus is on strengthening channel marketing distribution on a global basis. To leverage growth opportunities in the United States, we have appointed Mr Brad Harlow to provide business development support in this major market. Mr Harlow was previously with Data Critical Corporation, which was recently acquired by GE Medical Systems. He has significant experience in rapid business growth and channel marketing for similar and successful medical device corporations.

To further extend our global focus, we expect to appoint shortly, a specialist European business development manager who will also participate heavily in overseeing the divisions' Labrador operations and in extending our reach into key markets.

Finally, we expect imminent regulatory approval from the Japanese Government Ministry of Health, Labour and Welfare for the sale of MicroMedical's Biolog 3000i heart monitors – a significant inroad into this new and potentially lucrative market. In Japan, we are working closely with our major distribution partner, Medtronic, and expect to receive orders in due course.

Summary

These are important times for MicroMedical. We continue to record solid achievements and demonstrate steady progress.

I am confident that we have an exciting future. We recognise and welcome the continuing support and interest of our shareholders.

MicroMedical

(88)

Micromedical Industries Limited
ACN 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

Tel +61 2 9422 3100
Fax +61 2 9422 3101

email mmi@micromed.com.au
http://www.micromed.com.au

news release

For immediate release • Date: 19th April 2002

Notice is hereby given, in accordance with Listing Rule 3.13.2, that at the General Meeting of the Company held on 18th April 2002 the resolutions as set out on the attached Notice of Meeting were passed by a show of hands without amendment.

ORDINARY BUSINESS

1. All resolutions were passed as set out in the attached Notice of Meeting.

2. All resolutions were passed as set out in the attached Notice of Meeting.

RESOLUTION	FOR	AGAINST	ABSTAIN	DISCRETION	TOTAL
1	22,210,528	439,321	105,301	486,582	23,241,732
2	22,182,428	190,803	82,731	785,770	23,241,732

For further information:

Walter Edgar
COMPANY SECRETARY & CHIEF FINANCIAL OFFICER
(02) 9422 3095

The attached Notice of Meeting relates to the General Meeting held on 18th April 2002.

All resolutions proposed at the Meeting were approved unanimously without amendment by a show of hands.

The details of Proxies received relating to the resolutions are included on the Results of General Meeting announcement issued 19th April 2002.

Notice is hereby given that a general meeting (**"General Meeting"**) of shareholders of Micromedical Industries Limited CAN 003 180 372 (**"Company"**) will be held at Australian Stock Exchange Ltd. Lecture Theatrette, Level 5,

123 Eagle Street, Brisbane, Queensland, on Thursday 18 April 2002 at 10.00 am.

Business

1. Issue of shares to Australian and international investors

To consider and if thought fit, pass with or without amendment, the following resolution as an ordinary resolution:

That, for the purpose of ASX Listing Rule 7.1, the shareholders of the Company ratify the allotment and issue of 13.7 million ordinary fully paid shares in the Company, at an issue price of $0.80, by way of a private placement made on 7th March 2002, to Australian and international investor clients of ABN AMRO Morgans Limited.

2. Share Purchase Plan

To consider and if thought fit, pass with or without amendment, the following resolution as an ordinary resolution:

That, for the purpose of ASX Listing Rule 7.1, the shareholders of the Company approve the allotment and issue of not more than 37,597,500 ordinary fully paid shares in the Company, at an issue price of $0.80 per share, to eligible shareholders of the Company pursuant to a Share Purchase Plan.

BY ORDER OF THE BOARD

Walter Edgar
Company Secretary
Dated: 14th March 2002

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MicroMedical Industries Ltd
ABN	ACN 003-180-372

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN CLARENCE MASSEY
Date of last notice	08/07/1998

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT & INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	J.C.MASSEY & ASSOCS P/L
Date of change	30/04/2002
No. of securities held prior to change	250,000 SHARES DIRECT 586,500 SHARES INDIRECT 500,000 OPTIONS INDIRECT
Class	ORDINARY
Number acquired	3,750 SHARES DIRECT 3,750 SHARES INDIRECT
Number disposed	136,500 SHARES INDIRECT
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	AQUIRED: $3,000 SHARES DIRECT $3,000 SHARES INDIRECT DISPOSED: $112,501SHARES INDIRECT
No. of securities held after change	253,750 SHARES DIRECT 453,750 SHARES INDIRECT 500,000 OPTIONS INDIRECT

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ACQUIRED – SPP DISPOSED – ON-MARKET TRADE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

6/8/02

Rule 2.7, 3.10.3, 3.10.4, 3.10.5



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MicroMedical Industries Limited

ABN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	8,293,125
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.80
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Placement of new shares under Share Purchase Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3rd May 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
159,289,502	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,260,667	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/a
12	Is the issue renounceable or non-renounceable?	N/a
13	Ratio in which the +securities will be offered	N/a
14	+Class of +securities to which the offer relates	N/a
15	+Record date to determine entitlements	N/a
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/a
17	Policy for deciding entitlements in relation to fractions	N/a
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/a
19	Closing date for receipt of acceptances or renunciations	N/a

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/a
21	Amount of any underwriting fee or commission	N/a
22	Names of any brokers to the issue	N/a
23	Fee or commission payable to the broker to the issue	N/a
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/a
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/a
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/a
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/a
28	Date rights trading will begin (if applicable)	N/a
29	Date rights trading will end (if applicable)	N/a
30	How do +security holders sell their entitlements *in full* through a broker?	N/a
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/a

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/a
33	+Despatch date	N/a

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6th May 2002
Company secretary

Print name: **Walter Edgar**

== == == == ==

+ See chapter 19 for defined terms.





Media Release - XIVth World Congress of Cardiology
Monday May 6th, 2002

Sydney. Monday 6 May 2002 The Governor of New South Wales, Dr Marie Bashir, inspected Australia's landmark 'artificial heart' device at the 14th World Congress on Cardiology, which opened in Sydney last night.

The VentrAssist™ 'artificial heart' device is being showcased at MicroMedical Industries' exhibit at the international conference, which is being attended by around 8,000 international cardiologists and healthcare specialists. MicroMedical's advanced mobile medicine products including the PocketView ECG-PC link and Biolog heart monitoring devices are also being showcased at the conference.

MicroMedical's Group Managing Director and CEO, Mr Michael Spooner, said today that the VentrAssist™ 'artificial heart' device provided a real alternative to around 800,000 congestive heart failure patients worldwide facing the prospect of a heart transplant. "The VentrAssist™ device will restore cardiac function allowing the recipient to return to normal daily activities", he said.

"Human placement trials of the VentrAssist™ device recently commenced and have been judged very successful, exceeding or meeting all benchmarks", Mr Spooner said. It is anticipated that later this year, as part of the clinical trial process, the VentrAssist™ device will be implanted in Australian patients with end stage heart failure.

"The VentrAssist™ 'artificial heart' represents world leading technology and design excellence - with the capacity to save millions of lives here in Australia and worldwide", Mr Spooner said.

Governor Bashir also viewed MicroMedical's telemedicine products, designed and manufactured by the company in Australia for worldwide distribution.

"The impact of MicroMedical on the global cardiac health market promises to be long lasting and reliable and the potential of the VentrAssist™ device unlimited".

For further information, please contact:

Michael Spooner
Managing Director & CEO
MicroMedical Industries Limited
02 9422 3100
mspooner@micromed.com.au

or

Julie Meldrum
MicroMedical Industries Limited
02 9422 3100 / 0419 228 128
jmeldrum@micromed.com.au

BACK to TOP


62

MicroMedical

Micromedical Industries Limited
ABN 46 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

Tel +61 2 9422 3100
Fax +61 2 9422 3101
e-mail mmi @micromed.com.au
http://www.micromed.com.au

MicroMedical Industries Strong Cash Position for Clinical Trials

Sydney, 6 May 2002 - MicroMedical Industries Limited (ASX:MMD) today announced that it had finalised its Share Purchase Plan which has resulted in $6.64m of additional funds and follows on from a $10.96m placement of shares to Australian and international investors in March 2002.

MMD Managing Director & CEO Mr Michael Spooner said "MicroMedical now has over $20m in cash reserves. These additional funds will be used to undertake the first human implant trials of the VentrAssist 'artificial heart' which are expected to commence in Australia, prior to undertaking further human implants in both Europe and the United States as part of MMD's global approach to clinical trials."

"MicroMedical is entering an exciting and promising phase of its life. We are confident of achieving the necessary milestones to take the VentrAssist project through to commercialisation and success." said MMD Chairman Mr John Massey.

"MMD believes the worldwide target market for its VentrAssist 'artificial heart' is estimated at 800,000 patients per year who enter end-stage congestive heart failure and who have no access to, or do not qualify for heart transplants, of which there are only some 4,000 annually.

"MMD believes VentrAssist has the potential to become as commonplace and reliable as pacemakers", Mr Spooner said.

For further information:
Mr Michael Spooner
Managing Director & CEO
Tel 02 94223100

Ms Julie Meldrum
Manager Corporate Communications
Tel 02 9422 3100

MicroMedical

63

Micromedical Industries Limited
ACN 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

Tel +61 2 9422 3100
Fax +61 2 9422 3101

email mmi@micromed.com.au
http://www.micromed.com.au

ASX Announcement

Update on Progress - MicroMedical Industries (ASX: MMD)

Sydney, 16 May 2002: As expected, MicroMedical Industries Limited is forecasting that the financial loss for the year to 30 June 2002 will be larger than last year, primarily due to the commencement of commercialisation of its innovative 3rd generation Left Ventricular Assist Device (LVAD) "artificial heart" and a restructuring of the cardiac equipment monitoring business.

VentrAssist

In February, the Company announced that the commercialisation process had begun for its VentrAssist "artificial heart" after completion of R & D. This involves increased expenditure on the international regulatory approval process, essential to bring the 'artificial heart' to the market and to strengthen the manufacturing capability.

MicroMedical's Group Managing Director and CEO, Mr Michael Spooner, said today that the global approach to the clinical trials process would minimise the time to market for the VentrAssist 'artificial heart'.

"The market for VentrAssist is independently and conservatively estimated at between $US7.5 and $US 12 billion a year.

"VentrAssist has the potential to become as commonplace and reliable as pacemakers".

Mobile Medicine

As has been previously announced, the restructuring of the Company's cardiac equipment monitoring business in response to challenging market conditions has seen a repositioning of the business in respect of revenue priorities, marketing efforts and lower administration costs. The appointment of specialist marketers in MicroMedical's key markets, the US and Europe, plus the strengthening of the internal management of the sales and marketing function, has started to pay dividends with sales in the second half of the year progressively returning to previous levels.

Funding

Following the recent placement of shares with Australian and international institutional investors and the finalisation of a Share Purchase Plan, the Company has cash reserves in excess of $20m. These funds will be used in commencing human implant trials of the VentrAssist 'artificial heart' in Australia, Europe and the United States as part of MicroMedical's global approach to clinical trials.

For further information, please contact:

Michael Spooner
Managing Director & CEO
MicroMedical Industries Limited
02 9422 3100
mspooner@micromed.com.au

or

Julie Meldrum
MicroMedical Industries Limited
02 9422 3100 / 0419 228 128
jmeldrum@micromed.com.au

MicroMedical

64

Micromedical Industries Limited
ACN 003 180 372

126 Greville Street
Chatswood NSW 2067
Australia

Tel +61 2 9422 3100
Fax +61 2 9422 3101

email mmi@micromed.com.au
http://www.micromed.com.au

FDA TALKS ENCOURAGING: MICROMEDICAL INDUSTRIES (ASX: MMD)

Sydney, May 21, 2002: MMD is pleased to announce that discussions just concluded with United States regulatory authority, the Food & Drug Administration (FDA), on the clinical trials process for the VentrAssist™ 'artificial heart', were extremely encouraging, according to the Group Managing Director & CEO of MicroMedical Industries, Mr Michael Spooner.

All indications from the FDA lead us to believe that the protocols and data, collected as a result of our global clinical trials will be acceptable to the FDA as well as other key regulators.

We expect to achieve sales of the VentrAssist™ device initially in Europe, which is a key market. This accelerated approach to Europe means that MicroMedical will achieve sales more quickly. Importantly, this will not affect, and in fact should expedite, our global agenda to be a major player in the Left Ventricular Assist Device (LVAD) market.

Formal discussions with hospitals' ethics committees are due to commence shortly and initial recruitment of European, United States and Australian hospitals has already commenced.

We are continuing to meet, or exceed, all benchmarks set for the commercialisation process for the VentrAssist™. In this respect the first batch of VentrAssist™ artificial hearts, which meet fully manufactured specifications to support the global clinical trials process, have been received and more are expected shortly.

We remain on track to achieve our goal of commencing the first human implant later this year in Australia.

The company has achieved a number of significant milestones over the past 12 months which is reflected in our estimated loss for the financial year ended 30 June 2002 of approximately $8.5 million.

MicroMedical currently has $20 million in cash reserves. These cash reserves will enable MicroMedical to continue to achieve key milestones in the commercialisation process including a number of human implant trials.

The VentrAssist™ 'artificial heart' device is a 3rd generation Left Ventricular Assist Device (LVAD), which provides a real alternative to around 800,000 end-stage congestive heart failure patients worldwide facing the prospect of no effective treatment. The market for the VentrAssist device is independently valued at between US$7b and US$12.5b per annum.

For further information, please contact:

Mr Michael Spooner
Group Managing Director & CEO
MicroMedical Industries Limited

T: 02 9422 3100
E: mspooner@micromed.com.au

Ms Julie Meldrum
Manager Corporate Communications
MicroMedical Industries Limited

T: 9244 3100
M: 0419 228 128
E: jmeldrum@micromed.com.au

28/5/02

Rule 3.19A.2

66

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MicroMedical Industries Ltd
ABN	ACN 003-180-372

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL ROBERT SPOONER
Date of last notice	04/01/2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	22/05/2002
No. of securities held prior to change	1,000,000 ORDINARY SHARE OPTIONS
Class	ORDINARY
Number acquired	50,000 SHARES
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$37,000.00
No. of securities held after change	50,000 ORDINARY SHARES 1,000,000 ORDINARY SHARE OPTIONS

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ACQUIRED ON-MARKET TRADE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

VENTRACOR LIMITED

03 FEB -6 AM 7:21

Tab A	Date	Item Description
1.	12/31/01	Half Year Report – MicroMedical Industries Limited
2.	12/31/01	Appendix 4B (rule 4.13(b))
3.	12/12/01	Appendix 3B – New Issue Announcement
4.	12/03/01	Appendix 3B – New Issue Announcement
5.	12/03/01	Appendix 3B – New Issue Announcement
6.	11/30/01	Article – Heart Pump Proven Viable Alternative to Transplant
7.	11/20/01	News Release – MicroMedical Artificial Heart wins major R&D Award
8.	11/16/01	Appendix 3B – New Issue Announcement
9.	11/16/01	Letter from Walter Edgar to ASX re: Lodgment of Disclosure Document
10.	11/16/01	MicroMedical Industries Limited – Prospectus
11.	11/15/01	MicroMedical Technical Presentation - AGM
12.	11/15/01	MicroMedical Industries Limited – Results of AGM
13.	11/15/01	MicroMedical Industries Limited – Chairman's Address – AGM
14.	11/15/01	News Release – MicroMedical appoints new Group Managing Director / CEO
15.	11/15/01	Appendix 3X – Initial Director's Interest Notice
16.	11/15/01	Appendix 3B – New Issue Announcement
17.	11/06/01	Appendix 3B – New Issue Announcement
18.	10/26/01	Appendix 3B – New Issue Announcement
19.	10/23/01	News Release – MicroMedical's BLY-501 Adaptor receives U.S. FDA market clearance
20.	10/17/01	News Article – Top 20 Shareholders
21.	10/12/01	Appendix 3B – New Issue Announcement
22.	10/04/01	News Release – MicroMedical appoints new Group Managing Director
23.	10/03/01	Appendix 3B – New Issue Announcement
24.	09/30/01	Appendix 3X – Initial Director's Interest Notice
25.	09/30/01	Appendix 3X – Initial Director's Interest Notice
26.	09/13/01	Appendix 3B – New Issue Announcement
27.	09/11/01	News Release – MicroMedical wins major International Award
28.	09/03/01	News Release – MicroMedical Board Appointment
29.	08/30/01	Appendix 3X – Initial Director's Interest Notice
30.	08/27/01	News Release – MicroMedical nearly doubles sales
31.	08/20/01	Appendix 3B – New Issue Announcement
32.	07/23/01	News Release – MicroMedical finalises $6.24m Share Placement
33.	07/11/01	Appendix 3B – New Issue Announcement
34.	07/05/01	News Release – Australian miniaturised heart to complement world's first self contained artificial heart
35.	06/30/01	Appendix 4B (rule 4.13(b))
36.	06/29/01	News Release – MicroMedical completes $6.24m Share Placement
37.	06/28/01	News Release – Second U.S. Patent for MicroMedical's artificial heart
38.	06/19/01	News Release – Australian first sheep with artificial heart gives birth
39.	06/18/01	Appendix 3B – New Issue Announcement
40.	06/13/01	Appendix 3B – New Issue Announcement
41.	06/08/01	Appendix 3B – New Issue Announcement
42.	05/29/01	Appendix 3B – New Issue Announcement
43.	05/14/01	News Release – MicroMedical granted U.S. patent for artificial heart
44.	05/08/01	News Release – Australian artificial heart on track for clinical trials

45.	01/08/02	News Release – MicroMedical achieves FDA clearance for world's first pocket size PDA based ECG machine
46.	02/06/02	News Article – MicroMedical continues to make positive progress
47.	02/14/02	Appendix 3B – New Issue Announcement
48.	02/14/02	Media Release & ASX Announcement – MicroMedical Industries to commence human placement trials of VentrAssist Artificial Heart
49.	02/18/02	Media Release & ASX Announcement – MicroMedical Industries 'Artificial Heart' receives Wide Airplay
50.	02/19/02	ASX Announcement – MicroMedical Industries: Institutional Presentations
51.	03/07/02	ASX Release – MicroMedical to Pay Brokerage Handling fee on Share Purchase Plan Acceptances
52.	03/07/02	Release – MicroMedical Industries Launches Share Holder Placement Program and Raises $10.96 million in New Equity
53.	03/13/02	Letter from J Massey Chairman re: Share Purchase Plan
54.	03/19/02	Appendix 3B – New Issue Announcement
55.	03/20/02	Release – MicroMedical Industries in Presentations to Brokers; Human Placement Trials Underway
56.	04/04/02	Media Release & ASX Announcement – Australian Artificial Heart Superior
57.	04/11/02	Progress Report by the Group managing Director and CEO MR Spooner
58.	04/19/02	News Release – AGM resolutions
59.	04/30/02	Appendix 3Y – Change of Director's Interest Notice
60.	05/06/02	Appendix 3B – New Issue Announcement
61.	05/06/02	Media Release – XIVth World Congress of Cardiology
62.	05/06/02	Release – MicroMedical Industries Strong Cash Position for Clinical Trials
63.	05/16/02	ASX Announcement – Update on Progress MicroMedical Industries (ASX:MMD)
64.	05/21/02	Release – FDA Talks Encouraging: MicroMedical Industries (ASX:MMD)
65.	05/22/02	Appendix 3Y – Change of Director's Interest Notice
66.	07/05/02	Notice – Overwhelming Endorsement by Shareholders of New Corporate Name
67.	06/03/02	Notice of Annual General Meeting
68.	06/04/02	Appendix 3Y – Change of Director's Interest Notice
69.	06/30/02	Appendix 4B – Preliminary Final Report
70.	07/08/02	Company Name Change and New ASX Code
71.	07/09/02	Progress Report
72.	07/10/02	Appendix 3Y – Change of Director's Interest Notice
73.	07/11/02	Appendix 3X – Initial Director's Interest Notice
74.	07/16/02	Media Release – Ventracor Appoints Elizabeth Nosworthy
75.	07/09/02	Ventracor News
76.	08/08/02	Appendix 3B – New Issue Announcement
77.	08/08/02	Letter to ASX Company Announcements Office re: e-Health Division
78.	08/21/02	ASX Announcement – Results for the year ended 30th June 2002
79.	08/27/02	ASX Announcement – Ventracor on track for human implant trials
80.	09/10/02	Ventracor News
81.	10/07/02	ASX Announcement – Australian Heart Company to feature at Global Life Sciences Conference

82.	10/16/02	ASX Announcement – Ventracor's Heart Technology Awarded Research Council Grants
83.	11/01/02	ASX Announcement – e-Health Division Update
84.	11/07/02	Annual General Meeting – Address to Shareholders
85.	11/07/02	ASX Announcement – Results of AGM
86.	11/07/02	ASX Announcement – Ventracor set to seek approval to start clinical trials
87.	11/8/02	Ventracor Presentation - Meeting our Vision
88.	11/13/02	Appendix 3B – New Issue Announcement
89.	11/25/02	ASX Announcement – Ventracor submits request to commence human trials for 'Artificial Heart'
90.	12/16/02	Appendix 3B – New Issue Announcement
91.	12/24/02	ASX Announcement – First Australian 'Artificial Heart' trials to begin in early 2003
92.	1/09/03	Appendix 3B – New Issues Announcement
93.	1/10/03	ASX Announcement – Ventracor sells eHealth division

VENTRACOR LIMITED

Tab B	Date	Item Description
1.		MicroMedical Industries Limited (now Ventracor Limited Prospectus)

03 FEB -6 AM 7:21



ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

OVERWHELMING ENDORSEMENT BY SHAREHOLDERS OF NEW CORPORATE NAME

Notice is hereby given, in accordance with Listing Rule 3.13.2, at the General Meeting of the Company held on 5th July 2002, that the resolution as set out in the attached Notice of Meeting was passed by a show of hands without amendment.

Special Business

1. Resolution was passed as set out in the attached Notice of Meeting.

RESOLUTION	FOR	AGAINST	ABSTAIN	DISCRETION	TOTAL
1	42,345,524	560,340	Nil	1,810,903	44,716,767

Walter Edgar
Chief Financial Officer & Company Secretary
(02) 9422 3095

Also attached is a shareholder newsletter updating the progress of the company.

For further information contact:

Julie Meldrum
Communications Manager
(02) 9422 3100

NOTICE OF GENERAL MEETING

MICROMEDICAL INDUSTRIES LIMITED
ACN 003 180 372

NOTICE is hereby given that a General Meeting of Shareholders of MicroMedical Industries Limited ACN 003 180 372 (the Company) will be held at 11:00 am on 5 July 2002 at Australian Stock Exchange, Lecture Theatrette, Level 5, Riverside Centre, 123 Eagle Street, Brisbane.

SPECIAL BUSINESS

Change of company name

To consider, and if thought fit, pass the following resolution as a special resolution:

1. That the name of the Company be changed to Ventracor Limited.

BY ORDER OF THE BOARD

Walter Edgar
Company Secretary
June 2002

Note:

A member entitled to attend and vote is entitled to appoint a proxy. Please refer to the accompanying Proxy Form for details in relation to the procedure for appointing a proxy.

7/6/02

(67)



MicroMedical

MicroMedical Industries Limited
126 Greville Street
Chatswood NSW 2067
Australia
T + 61 2 9422 3100
F + 61 2 9422 3101

3 June 2002

Dear Shareholder

Change of company name to "Ventracor Limited"

After careful consideration, your Directors are recommending that we change the name of MicroMedical Industries Limited to "Ventracor Limited". The Notice for a meeting of shareholders for Friday 5 July 2002, to approve this change is enclosed with this letter.

As you are aware, your company has accomplished a number of major milestones this year. In particular, we have completed research and development for this phase of the Ventrassist 'artificial heart' and have raised sufficient funds necessary to commence the global commercialization process for this exciting product. The company is now focused on human implants which are timed to commence later this year.

Your Directors expect that the first series of human implants will attract significant national and international attention. Accordingly, it will be important that your company takes advantage of this attention so as to create a clear and unique identity and brand internationally.

In considering our existing name, the Board has taken into account the fact that MicroMedical is a name that is not internationally unique to our company. Indeed, we are aware of other companies with a similar name, including one which is a potential competitor in the United States. Furthermore, the current name fails to extend our flagship product the Ventrassist 'artificial heart' and is not capable of extended use as a brand in the future.

Ventracor is a unique name for our company and identifies directly with our core Ventrassist device. The proposed logo and typestyle are shown above.

Accordingly, the Board considers that the proposed change of name is necessary and in the best interest of the Company and its shareholders. We therefore recommend that you vote in favor of the resolution which will require a minimum of 75% of the votes cast by shareholders entitled to vote on the resolution.

Finally, you will note that we have included a proxy form with the Notice of Meeting. Please complete the proxy form and return it to the Company Secretary c/o Douglas Heck & Burrell Registries, level 22, 300 Queen Street, Brisbane (GPO Box 35, Brisbane, Queensland)

Yours Sincerely

John C. Massey
Chairman
MicroMedical Industries Limited

1/4/VC

NOTICE OF GENERAL MEETING

MICROMEDICAL INDUSTRIES LIMITED
ACN 003 180 372

NOTICE is hereby given that a General Meeting of Shareholders of MicroMedical Industries Limited ACN 003 180 372 ("the Company") will be held at 11:00 am on 5 July 2002 at Australian Stock Exchange, Lecture Theatrette, Level 5, Riverside Centre, 123 Eagle Street, Brisbane.

SPECIAL BUSINESS

Change of company name

To consider, and if thought fit, pass the following resolution as a special resolution:

1. That the name of the Company be changed to Ventracor Limited.

BY ORDER OF THE BOARD

Walter Edgar
Company Secretary
June 2002

Note:

A member entitled to attend and vote is entitled to appoint a proxy. Please refer to the accompanying Proxy Form for details in relation to the procedure for appointing a proxy.

MICROMEDICAL INDUSTRIES LTD
ACN 003 180 372

PROXY FORM

I/We the abovenamed

being a Member/Members of MicroMedical Industries Ltd ACN 003 180 372 hereby appoint

....
(Name of 1st Proxy)

of..
(Address of 1st Proxy)

to represent.......................per cent of my/our voting rights and

....
(Name of 2nd Proxy)

of..
(Address of 2nd Proxy)

to represent.......................per cent of my/our voting rights, or failing him or them the chairman of the meeting as my/our proxy to vote on my/our behalf at the general meeting to be held on 5 July 2002 or at any adjournment of that meeting.

I/We direct my/our proxy to vote in the following manner:-

SPECIAL BUSINESS	For	Against
1. Change of company name	☐	☐

DATED / /2002

....

Signature Signature

Notes

1. A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies, who need not be members of the Company, to attend and speak and vote in his or her stead.
2. Where more than one proxy is appointed, please ensure that you fill in the proportion of your voting rights allotted to each proxy. Failure to complete the form this way will mean that each proxy may exercise half your votes.
3. If you do not complete the section of the form directing your proxy how to vote, the proxy may vote as he or she thinks fit or abstain from voting.
4. Proxies must be lodged at the registered office of the Company or the Company's share registry, Douglas Heck & Burrell Registries, Level 22, 300 Queen Street, Brisbane (GPO Box 35, Brisbane Queensland 4001) or faxed to (07 3221 3149) not later than 11:00am on 3 July 2002.
5. Any instrument of proxy deposited at the registered office of the Company or in which the name of the appointee is not filled in shall be deemed to be given in favour of the Chairman of the Meeting.
6. Where the shares are held jointly, all joint holders must sign the proxy form. Where the proxy is signed by the shareholder's attorney, the authority under which the appointment of the attorney was signed or a certified copy of the authority must be given to the Company in the manner and before the time specified in Note 4 above.
7. A proxy on behalf of a corporation must be executed in accordance with the Corporations Act 2001.
8. Attendance and voting rights for the meeting will be fixed at the close of trading on 3 July 2002.

12/6/02

03 FEB -6 AM 7:21

Rule 3.19A.2



Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MicroMedical Industries Ltd
ABN	ACN 003-180-372

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL ROBERT SPOONER
Date of last notice	28/05/2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	04/06/2002
No. of securities held prior to change	1,000,000 ORDINARY SHARE OPTIONS 50,000 ORDINARY SHARES
Class	ORDINARY
Number acquired	3,000 SHARES
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,130.00
No. of securities held after change	53,000 ORDINARY SHARES 1,000,000 ORDINARY SHARE OPTIONS

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ACQUIRED ON-MARKET TRADE

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

03 FEB -5 AM 7:21

Rules 4.1, 4.3

Appendix 4B

~~Half yearly~~/preliminary final report

(69)

Introduced 30/6/2002.

Name of entity

Ventracor Limited (formerly Micromedical Industries Limited)

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
46003180372		√	June 30 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	down	42.2%	to	3,295
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	up	164.2%	to	(8,500)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	-		-
Net (loss) for the period attributable to members *(item 1.11)*	up	164.2%	to	(8,500)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	N/a	N/a
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	N/a	N/a

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	N/a

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	3,295	5,705
1.2	Expenses from ordinary activities *(see items 1.26 & 1.27)*	(11,794)	(8,910)
1.3	Borrowing costs	(1)	(12)
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(8,500)**	**(3,217)**
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**(8,500)**	**(3,217)**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**(8,500)**	**(3,217)**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**(8,500)**	**(3,217)**
Non-owner transaction changes in equity		-	-
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	-	-

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS	(6.0) cents	(2.7) cents
1.19	Diluted EPS	(6.0) cents	(2.7) cents

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(8,500)	(3,217)
1.21	Less (plus) outside +equity interests		-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(8,500)**	**(3,217)**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services	2,100	4,353
1.24	Interest revenue	450	309
1.25	Other relevant revenue – Government Grant and sundry income	745	1,043
1.26	Details of relevant expenses	(11,558)	(8,715)
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(237)	(207)
Capitalised outlays			
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	364

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(24,359)	(21,142)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(8,500)	(3,217)
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**(32,859)**	**(24,359)**

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	109	-	-	109
2.3	**Total amortisation of intangibles**	109	-	-	109
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	(3,904)	(974)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(4,596)	(2,243)

+ See chapter 19 for defined terms.

	Condensed consolidated statement of financial position	At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	19,772	3,634	6,455
4.2	Receivables	255	889	1,190
4.3	Investments	-	-	-
4.4	Inventories	952	1,339	1,281
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	50	53	167
4.7	**Total current assets**	**21,029**	**5,915**	**9,093**
	Non-current assets			
4.8	Receivables	-	-	-
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	-	-	-
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	1,367	447	671
4.15	Intangibles (net)	182	291	236
4.16	Tax assets	-	-	-
4.17	Other (provide details if material)	-	-	-
4.18	**Total non-current assets**	**1,549**	**738**	**907**
4.19	**Total assets**	**22,578**	**6,653**	**10,000**
	Current liabilities			
4.20	Payables	1,477	1,330	1,056
4.21	Interest bearing liabilities	-	34	-
4.22	Tax liabilities	-	-	-
4.23	Provisions exc. tax liabilities	371	193	212
4.24	Other (provide details if material)	110	-	-
4.25	**Total current liabilities**	**1,958**	**1,557**	**1,268**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	-	-	-
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	31	76	90
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	**31**	**76**	**90**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**1,989**	**1,633**	**1,358**
4.33	Net assets	**20,589**	**5,020**	**8,642**

	Equity			
4.34	Capital/contributed equity	53,448	29,378	36,904
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	(32,859)	(24,358)	(28,262)
4.37	**Equity attributable to members of the parent entity**	**20,589**	**5,020**	**8,642**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**20,589**	**5,020**	**8,642**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	N/A	N/A

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A

+ See chapter 19 for defined terms.

6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	N/A	N/A

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	2,659	4,277
7.2	Payments to suppliers and employees	(10,722)	(8,236)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	450	309
7.6	Interest and other costs of finance paid	(1)	(12)
7.7	Income taxes paid	-	-
	Grants received	870	872
7.8	Other (provide details if material)	3	8
7.9	**Net operating cash flows**	**(6,741)**	**(2,782)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(1,191)	(288)
7.11	Proceeds from sale of property, plant and equipment	34	-
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Payment for purchase of Intangible Asset	-	(364)
	Proceeds from deposits	-	215
7.17	**Net investing cash flows**	**(1,157)**	**(437)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	25,557	3,524
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	(34)	(207)
7.21	Dividends paid	-	-

+ See chapter 19 for defined terms.

7.22	Share issue cost	(1,487)	(190)
7.23	**Net financing cash flows**	**24,036**	**3,127**
7.24	**Net increase (decrease) in cash held**	**16,138**	**(92)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	3,634	3,726
7.26	Exchange rate adjustments to item 7.25.		-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**19,772**	**3,634**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/a

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	1,248	1,419
8.2	Bank Bills	18,524	-
8.3	Bank overdraft	-	-
8.4	Cash on term deposit	-	2,215
8.5	**Total cash at end of period** *(item 7.27)*	**19,772**	**3,634**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(258%)	(56%)
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	(41%)	(64%)

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Weighted average number of ordinary shares used as the denominator in calculating the basic earnings per share was 140,690,273.

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share was 140,690,273

NTA backing
(see note 7)

	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	12.8 cents	3.8 cents

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

Refer Note at Attachment A

Control gained over entities having material effect

13.1 Name of entity (or group of entities)	N/a
13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	N/a
13.3 Date from which such profit has been calculated	N/a
13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/a

Loss of control of entities having material effect

14.1 Name of entity (or group of entities)	N/a

+ See chapter 19 for defined terms.

14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/a
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/a
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/a
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/a

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/a
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/a
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/a

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	N/a	N/a	N/a
15.5	Previous year	N/a	N/a	N/a
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	N/a	N/a	N/a
15.7	Previous year	N/a	N/a	N/a

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/a	N/a
15.9	Preference +securities	N/a	N/a

+ See chapter 19 for defined terms.

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	N/a	N/a
15.11	Preference +securities *(each class separately)*	N/a	N/a
15.12	Other equity instruments *(each class separately)*	N/a	N/a
15.13	**Total**	N/a	N/a

The +dividend or distribution plans shown below are in operation.

N/a

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/a

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/a

Details of aggregate share of profits (losses) of associates and joint venture entities

	Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before tax	N/a	N/a
16.2	Income tax on ordinary activities	N/a	N/a
16.3	**Profit (loss) from ordinary activities after tax**	N/a	N/a
16.4	Extraordinary items net of tax	N/a	N/a
16.5	**Net profit (loss)**	N/a	N/a
16.6	Adjustments	N/a	N/a
16.7	**Share of net profit (loss) of associates and joint venture entities**	N/a	N/a

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.1 Equity accounted associates and joint venture entities	N/a	N/a	N/a	N/a
17.2 Total	N/a	N/a	N/a	N/a
17.3 Other material interests	N/a	N/a	N/a	N/a
17.4 Total	N/a	N/a	N/a	N/a

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/a	N/a	N/a	N/a
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	 N/a N/a	 N/a N/a	 N/a N/a	 N/a N/a
18.3	**+Ordinary securities**				
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	 8,000,000 13,700,000 8,293,125 N/a	 8,000,000 13,700,000 8,293,125 N/a	 78¢ 80¢ 80¢ N/a	 78¢ 80¢ 80¢ N/a
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/a	N/a	N/a	N/a
18.7	**Options** *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
		959,001		35¢	30/03/03
		433,333		40¢	30/03/03
		733,333		45¢	30/03/03
		1,105,000		78¢	31/10/02
		2,210,000		93¢	31/10/04
		525,000		77¢	30/11/06
		525,000		105¢	30/11/06
		1,050,000		140¢	30/11/06
		1,265,000		77¢	30/11/06
		1,265,000		105¢	30/11/06
		2,530,000		140¢	30/11/06

+ See chapter 19 for defined terms.

18.8	Issued during current period	525,000 525,000 1,050,000 1,355,000 1,355,000 2,710,000		77¢ 105¢ 140¢ 77¢ 105¢ 140¢	30/11/06 30/11/06 30/11/06 30/11/06 30/11/06 30/11/06
18.9	Exercised during current period	4,690,000 166,667 150,000		34¢ 45¢ 35¢	
18.10	Expired during current period	25,000 100,000 200,000 90,000 90,000 180,000		34¢ 78¢ 93¢ 77¢ 105¢ 140¢	
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues	N/a	N/a		
	(b) Decreases through securities matured, converted	N/a	N/a		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period				
	(a) Increases through issues	N/a	N/a		
	(b) Decreases through securities matured, converted	N/a	N/a		

Segment reporting – Segment report is at attachment B

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors – Attachment A

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

+ See chapter 19 for defined terms.

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer Note at Attachment A

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Since June 30, 2002, the consolidated entity has received an offer from a consortium of persons including employees for the assets of its Micromedical Industries (Cardiac e-Health) division.
The consolidated entity intends to undertake a review of all available options in respect of the Micromedical Industries (Cardiac e-Health) division including, but not limited to, the identification of potential purchasers of that division.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Nil

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Nil

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Nil

+ See chapter 19 for defined terms.

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last +annual report.

Nil

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/a
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/a

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Brisbane
Date	7th November 2002
Time	11 am
Approximate date the +annual report will be available	2nd October 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

+ See chapter 19 for defined terms.

Identify other standards used | N/a

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.

(Tick one)

√	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached.

6 The entity has a formally constituted audit and compliance committee.

Sign here: (Company Secretary) Date: 21st August 2002

Print name: **Walter Edgar**

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller

+ See chapter 19 for defined terms.

explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

+ See chapter 19 for defined terms.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function.

+ See chapter 19 for defined terms.

Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

Attachment A

Results for the year ended 30th June 2002

Ventracor Limited, the heart company, is pleased to announce its results for the 12 months ended 30th June 2002.

The company's loss for the year of $8.5m is in line with our previously announced forecasts. This result reflects the significant and positive increase in activity associated with the commercialisation of the Ventrassist 'artificial heart' as well as disappointing results from the eHealth Division.

At 30th June 2002, the company had cash reserves of $19.8m. It is anticipated that the company has sufficient funds in place to complete Pilot Clinical Trials in Australia, which are expected to commence later this calendar year and to commence global Pivotal Clinical Trials in 2003.

Over the past 12 months Ventracor has accomplished a number of significant milestones, not the least of which has been a transition from research and development into a company that is fully engaged in commercialising the VentrAssist™ device for which there are independent estimates of an international market valued at between US$7b to US$12.5b annually.

The company's transition to a full scale focus on the major opportunity associated with the VentrAssist™ device has necessitated increased expenditure in regulatory affairs and in the production of a sufficient number of final devices to support Clinical Trials. In addition, the company has engaged additional resources for clinical testing and activities associated with an accelerated approach to commercialising the VentrAssist™ device.

Our total expenditure for the 12 months has increased from $7.6m in the 2001 financial year to $11.1m in the current financial year. In line with the company's policy, all research and development costs are expensed in the year in which they are incurred.

Ventracor's eHealth Division, which supplies specialized ECG monitors and software, has been the subject of a reorganisation over the past several months. This reorganisation has resulted in increased sales activity that has seen revenues rise from $0.74m in the first six months of the financial year to a total of $2.1m for the full financial year.

As announced on 8 August 2002, an offer from employees of the eHealth Division has been received for the acquisition of the assets of this division. The Board is now currently engaged in reviewing all available options in respect of the eHealth Division including, but not limited to, the identification of potential purchasers of the division. To this end, the company has appointed independent external advisors to assist in the establishment and execution of the process.

Attachment B

Primary reporting – business segments

	Micromedical Industries 2002	Micromedical Industries 2001	Ventrassist 2002	Ventrassist 2001	Consolidated 2002	Consolidated 2001
External segment revenue	2,160,657	4,352,970	646,757	1,033,709	2,807,414	5,386,679
Inter-segment revenue	-	-	-	-	-	-
Total segment revenue	2,160,657	4,352,970	646,757	1,033,709	2,807,414	5,386,679
Segment result	(1,512,238)	506,865	(5,123,134)	(2,300,836)	(6,635,372)	(1,793,971)
Unallocated revenue less unallocated expenses					(1,865,032)	(1,422,602)
Loss from ordinary activities before income tax					(8,500,404)	(3,216,573)
Income tax expense					-	-
Net loss					(8,500,404)	(3,216,573)
Assets						
Segment assets	1,404,333	2,406,735	1,364,539	577,398	2,768,872	2,984,133
Unallocated assets					19,808,886	3,669,700
Total assets					22,577,758	6,653,903
Liabilities						
Segment liabilities	452,140	298,987	1,329,936	1,278,179	1,782,076	1,577,166
Unallocated liabilities					206,327	56,633
Total liabilities					1,988,403	1,633,799
Acquisition of non-current assets	29,483	400,491	1,161,840	252,031	1,191,323	652,522
Depreciation and amortisation	139,185	102,086	207,214	177,471	346,399	279,577

Secondary Reporting – geographical segments

	Segment revenues from sales to external customers		Segment Assets		Acquisitions of property, plant and equipment, intangibles and other non-current segment assets	
	2002	2001	2002	2001	2002	2001
Australia	298,552	77,174	22,460,147	6,034,032	1,191,323	652,522
USA	769,673	2,365,275	68,820	92,193	-	-
Europe	985,426	1,853,265	48,791	527,678	-	-
Asia	39,719	2,500	-	-	-	-
Other countries	6,476	54,756	-	-	-	-
	2,099,846	4,352,970	22,577,758	6,653,903	1,191,323	652,522

Notes to and forming part of the segment information

(a) Accounting Policies

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and the revised segment reporting accounting standard, AASB 1005 *Segment Reporting*, which has been applied for the first time in the year ended June 30, 2002. The business segments identified in the primary reporting disclosures and the geographical segments are not materially different to the industry and geographical segments identified in previous years.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property, plant and equipment and other intangible assets, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors and employee entitlements. Segment assets and liabilities do not include income taxes.

(b) Inter-segment Transfers

There are no inter-segment transfers.

Attachment C

Revenue and expenses from ordinary activities

	Consolidated	
	2002	2001
	$	$
Sales revenue	2,099,846	4,352,970
Other revenues from ordinary activities	1,194,897	1,352,281
Cost of sales	(653,714)	(1,305,479)
Research and development	(6,392,127)	(4,139,546)
Marketing	(1,268,424)	(1,054,119)
Management and administration	(2,815,539)	(1,724,062)
Borrowing costs	(808)	(12,136)
Other	(664,535)	(686,482)
	(8,500,404)	**(3,216,573)**

July 8, 2002 + July 11, 2002

70

03 FEB -6 AM 7:21



Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

COMPANY NAME CHANGE & NEW ASX CODE

MICROMEDICAL RENAMED VENTRACOR LIMITED (ASX: VCR)

Sydney, July 8, 2002: Australian 'artificial heart' company, MicroMedical Industries Limited, has changed its name to Ventracor Limited after clear endorsement by its shareholders.

Ventracor's Group Managing Director and CEO, Mr Michael Spooner, said the positive support from shareholders to the name change was overwhelming.

"Ventracor's new Australian Stock Exchange ticker will be VCR and will be activated by the Australian Stock Exchange within the next few days", Mr Spooner said.

"With approval for human implant trials of the VentrAssist™ Left Ventricular Assist Device on track for later this year, it is timely that we clearly establish our vision for the company and create a unique and enduring corporate name and logo.

"The vision for Ventracor – the world's pre-eminent supplier of Left Ventricular Assist Devices as an alternative to heart transplant surgery.

"The global market for VentrAssist™ is estimated at around 800,000 sufferers of congestive heart failure and is independently valued at between $US7.5 billion and $US12 billion per year".

For further information, please call Julie Meldrum, Director Corporate Communications, Ventracor Limited, on 02 9422 3100 or 0419 228 128.

July 9, 2002 +
July 11, 2002

03 FEB -6 AM 7:21





Tuesday 9 July 2002

PROGRESS REPORT

- **Ventracor's commitment**

The management and staff of Ventracor are absolutely committed to the success of this project and to making the VentrAssist™ device a technical and commercial success.

We have engaged a number of new staff to assist us with performing clinical trials. In this respect, we will continue to expand upon our core skills as quickly and as wisely as we can.

In Australia, we continue to be on track to gain approval for the first human implant trials later this year.

VentrAssist Division

Ready to commence clinical trials

Ventracor has:

- Completed research and development
- Manufactured several final devices to the standard required
- Undertaken bench and research and development tests including successfully implanting over 30 sheep

Your company is now focused upon completing a series of tests in the form of bench and animal trials to international standards acceptable to the US FDA , European regulatory bodies and Hospital Ethics Committees.

Clinical Trials

Clearly, our objective is to commence human clinical trials for the VentrAssist™ LVAD in Australia as soon as is possible before extending clinical trials internationally.

The first series of 10 human implants, which are called Pilot Trials, will be conducted in Australia. It is our intention to conduct the Pilot Trials prior to moving to European and US trials for a series of Pivotal Trials. Pivotal Trials will include approximately 50 implanted patients together with a control group of an additional 50 patients who will receive the best currently available medical therapy. Upon completion of the Pivotal Trials that data collected in Australia, Europe and the United States will enable us to obtain international regulatory approval to sell the VentrAssist™ device as an alternative to heart transplant.

You will be aware from previous public announcements that our regulatory affairs team headed by Dr Tamara Lewis, recently and successfully completed a series of discussions with the Food and Drug Administration (FDA) in the United States. We have also commenced discussions with various Hospital Ethics Committees internationally.

Discussions with the FDA and Hospital Ethics Committees are extremely important and enable us to agree ahead of time:

- The extent and nature of tests that are required as both a prerequisite to implantation of the VentrAssist™ LVAD and the ongoing management of patients who will receive the device.

- Patient inclusion and exclusion criteria for the Clinical Trials (Pilot and Pivotal). These criteria determine patients who will be eligible to receive a VentrAssist™ device during the Trial process and will ultimately enable us to ensure that we will receive regulatory approval to sell the VentrAssist™ device internationally as an "alternative to heart transplant".

Commencement of Pre Clinical Trials

In line with agreed trial procedures, Ventracor has:

- Commenced the production of fully specified VentrAssis™ LVADs to support Clinical Trials. These devices are manufactured to specification by a number of the world's leading specialist companies. The manufacturing process in small numbers is a highly complex task and dependent upon each manufacturing partner producing elements of the device in a timely manner and to an extremely high quality.

- Placed several completed VentrAssist™ LVAD devices in Life Test Rigs, as a long-term endurance test where the devices will be run in an environment similar to that of a human body.

- Successfully undertaken Placement Trials of the device in several humans. These trials included the placement of inert VentrAssist™ devices in patients for several minutes during open-heart surgery. These trials form an important part of an anatomical study that will enable surgeons to determine the best position for the VentrAssist™ based upon each patient's particular needs.

- Completed all the necessary procedures required to commence implants of the final device in sheep.

- Extensive bench testing is underway and will be completed in time for the human clinical trials.
- Commenced discussions with a number of hospitals internationally regarding their participation in Pivotal Trials.
- Agreed with various hospitals in Australasia regarding their various roles in both the Pilot and Pivotal Trial process.

Europe

Our focus will be to obtain, as quickly as is possible, permission to sell the VentrAssist^{TM} device in Europe. In accomplishing this, we would expect to achieve revenue streams earlier than previously envisaged.

Based upon current estimates and discussions conducted, we believe that:

- Europe represents a significant proportion of the world wide market for congestive heart failure and the use of therapy such as the VentrAssist^{TM}
- Obtaining permission to sell the VentrAssist^{TM} device in Europe can be achieved along the road to gaining US FDA approval without altering our global approach to clinical trials.

Micromedical Industries -a Division of Ventracor Limited

To preserve the national and international brand associated with the cardiac e-health division, located on the Gold Coast, the Board and management have decided that this operation should retain the name MicroMedical Industries as a division of Ventracor Limited.

The mission of the MicroMedical Industries division will continue to be the design and international sale of leading heart monitors.

A comprehensive review of this division has increased our commercial focus on our comprehensive intellectual property and strategically focuses our sales and marketing efforts.

A strengthened marketing and sales focus has resulted in greater interest in our PocketView and miniaturised ECG cable products to a point where these new products will shortly become our largest revenue generator and in doing so, replace older technology. This focus has also enabled us to strengthen longer-term revenue potential by increasing market size and reducing our dependency upon particular market segments including the airline industry.

For further information, please consult our web site at www.ventracor.com

or contact

Michael Spooner
Group Managing Director and CEO
Ventracor Limited - (02) 9422 3100

11/7/02

03 FEB -5 AM 7:21

Rule 3.19A.2



Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VENTRACOR LIMITED
ABN	ACN 003-180-372

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN FREDERICK WARD
Date of last notice	04/01/02

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	10/07/2002
No. of securities held prior to change	300,000 ORDINARY SHARE OPTIONS
Class	ORDINARY
Number acquired	40,000 ORDINARY SHARES
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$26,000.00
No. of securities held after change	40,000 ORDINARY SHARES 300,000 ORDINARY SHARE OPTIONS
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ACQUIRED ON-MARKET TRADE

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

16/7/02

03 FEB -6 AM 7:21

Rule 3.19A.1

73

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Ventracor Limited
ABN	46 003 180 372

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Elizabeth Ann Nosworthy
Date of appointment	11 July 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
10,000 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
N/A	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.



03 FEB -6 AM 7:21



media release

for immediate release

VENTRACOR APPOINTS ELIZABETH NOSWORTHY

Sydney, July 16, 2002: Australian 'artificial heart' company, Ventracor Limited (formerly MicroMedical Industries Limited), today announced the appointment of Elizabeth Nosworthy as a non-executive Director of the company.

The Chairman of Ventracor, Mr John Massey said "I am delighted to announce the appointment of Ms Nosworthy to the Board of Ventracor. She will add significant experience gained both as a commercial lawyer and from her tenure as a director of large corporations. Ms Nosworthy's appointment is part of a key strategy to ensure that the Board's composition is consistent with the changing needs of Ventracor as it commences international commercialisation of its 'artificial heart' technology".

Ms Nosworthy is currently Chairman of Prime Infrastructure Management Limited, a Director of David Jones Limited and GPT Management Limited.

In 2001, Ms Nosworthy was recognised by the Australian Institute of Company Directors with its Gold Medal Award for her outstanding contribution as a Company Director and to the community.

Ms Nosworthy said: "I am pleased to be joining Ventracor at this important time as it approaches the first series of human clinical trials which are scheduled to commence later this year".

On 5 July 2002, MicroMedical Industries Limited was renamed Ventracor Limited after shareholders overwhelmingly endorsed the name change.

For further information, please contact
Ventracor Corporate Communications
T +61 2 94063100 **F** +61 29406 3101 **W** www.ventracor.com
ABN 46 003180 372

9/7/02

03 FEB -5 AM 7:21

(96)

ventracor

Message from the Group Managing Director & CEO, Michael Spooner



We are about to enter a new and exciting era that holds great promise. The vision for Ventracor - "The world's pre eminent supplier of Left Ventricular Assist Devices as an alternative to heart transplant therapy."

As the company continues to make significant advances toward the commencement of global clinical trials, there is increasing awareness nationally and internationally of our endeavours and the impact that the VentrAssist™ Left Ventricular Assist Device (LVAD) will deliver.

The Board and management of the company are keenly aware of the media attention we are likely to receive as we undertake the first of our human implants. It is timely therefore, that we clearly establish our vision for the company and take those steps that will create a unique and lasting corporate name and logo.

Ventracor Limited was chosen to extend the VentrAssist™ LVAD brand, which is gaining increasing international recognition and is the key to our future business success.

Furthermore, we eliminate international confusion associated with Micromedical as a corporate name, used extensively around the world by many other companies as well as a potential competitor. Our unique identity must be recognized so Ventracor can capitalize on the imminent public attention.

The staff of Ventracor is committed to the success of the company and in particular the VentrAssist™ LVAD. In this respect, I can assure you that the company is continuing to make significant strides.

Ventracor's commitment

The management and staff of Ventracor are absolutely committed to the success of this project and to making the VentrAssist^{TM} device a technical and commercial success.

We have engaged a number of new staff to assist us with performing clinical trials. In this respect, we will continue to expand upon our core skills as quickly and as wisely as we can.

In Australia, we continue to be on track to gain approval for the first human implant trials later this year.

VentrAssist division



The first bench test of the VentrAssist¥ LVAD in an endurance test rig.

Ready to commence clinical trials

Ventracor has:

- Completed research and development

- Manufactured several final devices to the standard required

- Undertaken bench and research and development tests including successfully implanting over 30 sheep

Your company is now focused upon completing a series of tests in the form of bench and animal trials to international standards acceptable to the US FDA , European regulatory bodies and Hospital Ethics Committees.

Clinical Trials

Clearly, our objective is to commence human clinical trials for the VentrAssist^{TM} LVAD in Australia as soon as is possible before extending clinical trials internationally.

The first series of 10 human implants, which are called Pilot Trials, will be conducted in Australia. It is our intention to conduct the Pilot Trials prior to moving to European and US trials for a series of Pivotal Trials. Pivotal Trials will include approximately 50 implanted patients together with a control group of an additional 50 patients who will receive the best currently available medical therapy. Upon completion of the Pivotal Trials that data collected in Australia, Europe and the United States will enable us to obtain international regulatory approval to sell the VentrAssist^{TM} device.

You will be aware from previous public announcements that our regulatory affairs team headed by Dr Tamara Lewis, recently and successfully completed a series of discussions with the Food and Drug Administration (FDA) in the United States. We have also commenced discussions with various Hospital Ethics Committees internationally.

Discussions with the FDA and Hospital Ethics Committees are extremely important and enable us to agree ahead of time:

-The extent and nature of tests that are required as both a prerequisite to implantation of the VentrAssist™ LVAD and the ongoing management of patients who will receive the device.

- Patient inclusion and exclusion criteria for the Clinical Trials (Pilot and Pivotal). These criteria determine patients who will be eligible to receive a VentrAssist™ device during the Trial process and will ultimately enable us to ensure that we will receive regulatory approval to sell the VentrAssist™ internationally as an "alternative to heart transplant" device.



Ventracor Group Managing Director and CEO, Michael Spooner, explains the advantages of the VentrAssist device to NSW Governor, Professor Marie Bashir, at the recent World Congress of Cardiology in Sydney. Over 8,000 international cardiologists and healthcare specialists attended the congress.



Commencement of Pre Clinical Trials

In line with agreed trial procedures, Ventracor has:

- Commenced the production of fully specified VentrAssis™ LVADs to support Clinical Trials. These devices are manufactured to specification by a number of the world's leading specialist companies. The manufacturing process in small numbers is a highly complex task and dependent upon each manufacturing partner producing elements of the device in a timely manner and to an extremely high quality.

- Placed several completed VentrAssist™ LVAD devices in Life Test Rigs, as a long-term endurance test where the devices will be run in an environment similar to that of a human body.

- Successfully undertaken Placement Trials of the device in several humans. These trials included the placement of inert VentrAssist™ devices in patients for several minutes during open-heart surgery. These trials form an important part of an anatomical study that will enable surgeons to determine the best position for the VentrAssist™ based upon each patients particular needs.

- Completed all the necessary procedures required to commence implants of the final device in sheep.

- Extensive bench testing is underway and will be completed in time for the human clinical trials.

- Commenced discussions with a number of hospitals internationally regarding their participation in Pivotal Trials.

- Agreed with various hospitals in Australasia regarding their various roles in both the Pilot and Pivotal Trial process.



Europe

Our focus will be to obtain, as quickly as is possible, permission to sell the VentrAssist^{TM} device in Europe. In accomplishing this, we would expect to achieve revenue streams earlier than previously envisaged.

Based upon current estimates and discussions conducted, we believe that:

- Europe represents a significant proportion of the world wide market for congestive heart failure and the use of therapy such as the VentrAssist^{TM}

- Obtaining permission to sell the VentrAssist^{TM} device in Europe can be achieved along the road to gaining US FDA approval without altering our global approach to clinical trials.



Micromedical Industries -a division of Ventracor Limited

To preserve the national and international brand associated with the cardiac e-health division, located on the Gold Coast, the Board and management have decided that this operation should retain the name MicroMedical Industries as a division of Ventracor Limited.

The mission of the MicroMedical Industries division will continue to be the design and international sale of leading heart monitors.

A comprehensive review of this division has increased our commercial focus on our comprehensive intellectual property and strategically focus our sales and marketing efforts.

A strengthened marketing and sales focus has resulted in greater interest in our PocketView and miniaturised ECG cable products to a point where these new products will shortly become our largest revenue generator and in doing so, replace older technology. This focus has also enabled us to strengthen longer-term revenue potential by increasing market size and reducing our dependency upon particular market segments including the airline industry.

Ventracor - the name for the future



The Australian Minister for the Ageing, The Hon Kevin Andrew MP, visited Ventracor's headquarters in Sydney to inspect the VentrAssist LVAD. The Minister (left) is with John Begg, Clinical Engineering Manager.

Website

We are creating an integrated corporate website [www.ventracor.com] to reflect our new brand. It will go live in the week commencing 8 July 2002 as a 24-hour information and marketing tool. Investors, media and other key players will have immediate access to progress news, information and resource

Our new e-mail address will be: info@ventracor.com

Contact details

Ventracor's headquarters will be located in Sydney at:

126 Greville Street
Chatswood
NSW 2067
AUSTRALIA

Ventracor's registered office will remain at:

11 Technology Drive
Labrador QLD 4215
AUSTRALIA

Our telephone numbers will change from 14 July 2002 to:

Telephone: (61 2) 02 9406 3100
Facsimile: (61 2) 02 9406 3101

Callers who use the existing e-mail address or telephone numbers will be redirected for a period of six months from 14 July 2002.

You can also e-mail us directly at: investor.relations@ventracor.com

Resubmit 8/8/02 + 31/7/02



03 FEB -6 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

VENTRACOR LIMITED

ABN

003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	10,000 OPTIONS EXERCISE PRICE 35c EXPIRY DATE 30TH MARCH 2003

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.35
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXECRCISE OF OPTIONS HELD BY EMPLOYEE UNDER EMPLOYEE OPTION SCHEME
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 JULY, 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	159,299,502	

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,250,667	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8th August 2002
(Company secretary)

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.

03 FEB -6 AM 7:21



Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

8 August 2002

Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000
Australia

Dear Sir/Madam

e-Health Division

The Board of directors of Ventracor wish to advise the exchange that the company has received an offer from a consortium of persons including employees for the assets of its e-Health division. The terms of that offer are confidential.

The board expects the assets of the e-Health division would be of interest to a number of potential purchasers.

In view of that, the board will undertake a review of all available options in respect of the e-Health division including, but not limited to, the identification of potential purchasers of that division.

It will commence the process by engaging independent external advisers to assist it in the establishment and execution of the process.

Yours Faithfully

Michael Spooner
Managing Director & CEO




03 FEB -6 AM 7:21


78

asx announcement

21 August 2002

Results for the year ended 30th June 2002

Ventracor Limited, the heart company, is pleased to announce its results for the 12 months ended 30th June 2002.

The company's loss for the year of $8.5m is in line with our previously announced forecasts. This result reflects the significant and positive increase in activity associated with the commercialisation of the Ventrassist 'artificial heart' as well as disappointing results from the eHealth Division.

At 30th June 2002, the company had cash reserves of $19.8m. It is anticipated that the company has sufficient funds in place to complete Pilot Clinical Trials in Australia, which are expected to commence later this calendar year and to commence global Pivotal Clinical Trials in 2003.

Over the past 12 months Ventracor has accomplished a number of significant milestones, not the least of which has been a transition from research and development into a company that is fully engaged in commercialising the VentrAssist™ device for which there are independent estimates of an international market valued at between US$7b to US$12.5b annually.

The company's transition to a full scale focus on the major opportunity associated with the VentrAssist™ device has necessitated increased expenditure in regulatory affairs and in the production of a sufficient number of final devices to support Clinical Trials. In addition, the company has engaged additional resources for clinical testing and activities associated with an accelerated approach to commercialising the VentrAssist™ device.

Our total expenditure for the 12 months has increased from $7.6m in the 2001 financial year to $11.1m in the current financial year. In line with the company's policy, all research and development costs are expensed in the year in which they are incurred.

Ventracor's eHealth Division, which supplies specialized ECG monitors and software, has been the subject of a reorganisation over the past several months. This reorganisation has resulted in increased sales activity that has seen revenues rise from $0.74m in the first six months of the financial year to a total of $2.1m for the full financial year.

As announced on 8 August 2002, an offer from employees of the eHealth Division has been received for the acquisition of the assets of this division. The Board is now currently engaged in reviewing all available options in respect of the eHealth Division including, but not limited to, the identification of potential purchasers of the division. To this end, the company has appointed independent external advisors to assist in the establishment and execution of the process.

For further information please contact:

Walter Edgar
Chief Financial Officer
Phone: 02 – 94063100

John Massey
Chairman
Phone: 07 - 38684958


ventracor


03 FEB -6 AM 7:21

asx announcement

Ventracor on track for human implant trials

Sydney, 27 August 2002 - Ventracor Limited (ASX:VCR) today confirmed that it is on track to begin human implant trials of its VentrAssist™ 'artificial heart' device later this year.

Managing Director and CEO Michael Spooner said that Ventracor continued to meet or exceed its milestones for the commercialisation of VentrAssist™.

"Bringing the device to global markets and realising the investment in VentrAssist™ in the shortest time possible is Ventracor's primary focus.

"As reported in our yearly results, at 30 June 2002 Ventracor had $19.8m in cash which provides sufficient funding for the first 10 pilot trials in Australia and to begin the following 50-60 pivotal trials around the world in 2003.

"Ventracor is not a biotech company, rather we are a medical devices company. Consequently, time to market will be significantly faster than is normally the case for biotech companies.

"The worldwide target market for our VentrAssist™ 'artificial heart' is around 800,000 patients per year who enter end-stage congestive heart failure and who have no access to, or do not qualify for heart transplants, of which there are only some 3,500 annually.

"With congestive heart failure rates increasing and limited treatment options, the worldwide market for 'artificial hearts' or Left Ventricular Assist Devices (LVADs) is expected to grow to between $US7.5 and $US12 billion in the next few years.

"Many specialists believe LVADs will become standard therapy, meaning VentrAssist™ has the potential to become as commonplace as a pacemaker.

"Ventracor is well positioned to significantly improve the standard of life for hundreds of thousands of people worldwide by obtaining a significant share of the massive LVAD market, a market that is compounding by around 10% a year", Mr Spooner said.

For further details, please contact:

Julie Meldrum
Manager, Corporate Communications
Ventracor Limited
02 9422 3100
julie.meldrum@ventracor.com





VENTRACOR NEWS - SEPTEMBER 2002

Message from the Managing Director & CEO, Michael Spooner



I am very enthusiastic about VentrAssist™ it clearly has incredible potential to save lives and build a powerful future for our company. We know we have developed a product with the potential to take on the world's best, and our team will be pursuing this with dedication and enthusiasm.

The first two months of this financial year have seen continued strong progress as Ventracor firmly focuses on bringing our VentrAssist™ artificial heart to market as quickly as possible.

We remain on track to begin human implant trials of VentrAssist™ this year. As a medical devices company, our time to market will be significantly less than is typical for biotech products as requirements for regulatory approval for devices are less complex.

We are not only on or ahead of schedule in all key areas, we also have the funding needed to drive VentrAssist ™ forward. We are actively managing the approval process across the Ventrassist division, closely tracking progress in manufacturing, quality control, clinical trials and animal and bench tests.



On target for human trials

The first series of 10 human implants, called a Pilot Trial, are expected to be performed at The Alfred Hospital in Melbourne. This follows on from the successful human placement trials conducted there earlier this year.

Whilst it is our firm objective to gain approval from the hospital's Ethics Committee later this year, the precise timing of the first implant will depend on patient recruitment to the trials.

We are encouraged that leading surgeons from other transplant centres in Australia and New Zealand are keen to learn more about VentrAssist™.

Their interest will support the lead-up to the multi-centre Pivotal Trial, which will start immediately after the Pilot Trial. This series of 50-60 implants will be performed in the United States and Europe as well as Australia and New Zealand.

Interest in these trials is high. The heart specialists we have spoken to around the world are very positive. They are impressed with the small size of the VentrAssist ™ and the results of the pre-clinical trials to date. These specialists see VentrAssist ™ as a third generation device - a huge leap forward in technology.

We have had discussions with cardiologists, cardiothoracic surgeons and intensive care specialists, who are excited about participating in the clinical trial process for VentrAssist ™. With heart transplants severely limited by the low number of donors, they see VentrAssist ™ as an important new solution to end-stage heart failure and a promising alternative to heart transplant surgery.



Ventracor is well positioned to significantly improve the standard of life for hundreds of thousands of people worldwide by obtaining a significant share of the massive LVAD market.

On target towards commercialisation

All milestones for commercialisation are being met or exceeded.

Importantly, we are strongly placed financially, with cash available to bring VentrAssist ™ through the next stage of trials. The $19.8m cash available at 30 June 2002 will fund the company through the Pilot Trial and will enable us to commence the global Pivotal Trial.

In the last few months, renowned cardiothoracic surgeon, Associate Professor Don Esmore and his team have implanted the final VentrAssist ™ device in sheep. These tests are required before trials in humans can be approved. Encouragingly, these trials have been conducted without blood-thinning drugs, yet without clinical evidence of clotting. This is an important breakthrough, as devices currently available need high levels of medication to prevent clotting.

Bench tests, designed to test the durability of the system in an environment that mimics the warm, salty human body, have been running for several months, and will continue to run indefinitely. We are increasing the number of devices going into endurance test rigs to obtain as accurate a picture as possible of the long-term performance of VentrAssist™.

The manufacturing process is developing strongly. Working with selected specialist manufacturing partners, we are now producing a steady supply of devices manufactured to the clinical standards required for use in human implants. We are also recruiting talented professionals to focus on expediting manufacturing.

As the profile of VentrAssist ™ builds, we are encouraged by the support and enthusiasm of international and local medical communities, patients and investors, who share our vision for VentrAssist ™ and its tremendous life-saving potential.

Market Potential

Each year, about 800,000 people enter end-stage congestive heart failure. There are few treatment options available for them. A small number - around 3,500 - will receive heart transplants. More wait for a donor organ that never becomes available. Still more do not qualify for transplant. VentrAssist™ is an alternative to heart transplant, one that will be an affordable alternative to a broader cross-section of the community.

As the rate of congestive heart failure increases, the global market for artificial hearts or Left Ventricular Assist Devices (LVADs) is expected to grow to between $US7.5 and $US12 billion in the next few years.

Many specialists believe LVADs will become standard therapy, meaning VentrAssist™ has the potential to become as commonplace as a pacemaker.

Ventracor is well positioned to significantly improve the standard of life for hundreds of thousands of people worldwide by obtaining a significant share of the massive LVAD market, a market that is compounding by around 10% a year.

eHealth division

Following an offer to purchase the eHealth division from a consortium including some of its employees, the Board has appointed independent professional advisers to review all the options for the division's future.

The review is currently in progress. We hope to issue further information in due course regarding the review's outcomes.

For further details, please contact:

Julie Meldrum
Manager, Corporate Communications
Ventracor Limited
02 9422 3100
investor.relations@ventracor.com


ventracor


03 FEB -6 AM 7:21


81

asx announcement

Australian Heart Company To Feature at Global Life Sciences Conference

New York, October 7, 2002: Australian heart company, Ventracor Limited (ASX:VCR), will be showcased to the international investment community at the UBS Warburg Global Life Sciences Conference in New York City this week.

The focus of the UBS Warburg conference is biotechnology, pharmaceutical and medical technology industries. Ventracor is one of only two Australian companies included among the world's leading medical technology companies invited to present at this conference.

UBS Warburg's Fourth Annual Global Life Sciences Conference is one of the largest health care investor conferences with an expected audience of greater than 3,000 attendees.

Managing Director and CEO of Ventracor, Mr Michael Spooner, will outline the global commercialisation strategy for the company's VentrAssist™ heart assist device, confirming that approval for the first implant is expected before the end of 2002.

Mr Spooner explained; "One of the most significant messages for investors is that the potential worldwide market for VentrAssist™ is expected to grow exponentially in the next few years.

"There are currently over 800,000 patients each year who are in the terminal stages of congestive heart failure and we will be in a strong position to help these patients back to a good quality of life.

"VentrAssist™ has been designed to have an unlimited life and is suitable for both children and adults," Mr Spooner said.

Ventracor Limited will also be featured at the UBS Warburg Australian Healthcare Conference beginning in Sydney on October 16, 2002.

The presentation made at the UBS Warburg New York conference will be accessible through the Investor Centre section of the Ventracor website at www.ventracor.com on October 10, 2002.

UBS Warburg is also providing public access to the audio portion of the Ventracor presentation via the Internet at www.ubswarburg.com. The audio transmission of the presentation will be available live and by replay. The replay version will begin three hours after the actual presentation time and will be available until November 10, 2002.

For further information please contact Ventracor Corporate Communications Australia
T +61 2 9406 3100 F +61 2 9406 3101 W www.ventracor.com
ABN 46 003 180 372





asx announcement

Ventracor's Heart Technology Awarded Research Council Grants

Sydney, 16 October 2002: Australian heart company, Ventracor Limited (ASX:VCR), has been awarded two Australian Research Council (ARC) collaborative grants to the value of $507,000. Ventracor will work with The University of Sydney and The University of Technology Sydney as part of its ongoing commitment to research and development.

The grants, recently announced by the Federal Minister for Education, Science and Training, Dr Brendan Nelson, highlight Ventracor's position as a world leader in heart assist technology.

Managing Director and CEO of Ventracor, Mr Michael Spooner, said he was delighted that the ARC, Australia's premier research granting body, had again recognised and supported the development of Australian technology that would benefit the Australian economy and patient welfare.

"It is vital that we continue our research and development focus to maintain our position as a leader in the rapidly evolving industry of heart technologies," he said.

"Ventracor is well positioned in the global Left Ventricular Assist Device market with approval for the first implant of the VentrAssist™ device expected later this year.

"The company is seeking to develop advanced new materials that will enhance the biocompatibility and affordability of these devices.

"This research will also contribute to streamlining of the manufacturing process for the scale-up of production processes.

"In collaboration with The University of Sydney, Ventracor will develop new biologically compatible surface coatings which will be applicable to a multitude of medical devices.

"The second project will help gain a detailed mathematical understanding of the dynamics of the hydrodynamic bearing system of VentrAssist™. This work, in partnership with the University of Technology Sydney, is expected to also be applicable to a wide variety of medical and industrial products.

"The ARC's support for these projects will have the added benefit of encouraging stronger co-operation between biomaterials researchers and the medical device industry in Australia", Mr Spooner said.

For further information please contact Ventracor Corporate Communications Australia
T +61 2 9406 3100 F +61 2 9406 3101 W www.ventracor.com
ABN 46 003 180 372





asx announcement

e-Health Division Update

Sydney, 1 November 2002: Ventracor Limited, the heart company (ASX:VCR), today announced that it is negotiating the sale of its e-Health Division with a potential purchaser.

As announced to the ASX on 8th August 2002, Ventracor received an offer from a consortium including employees for the assets of this Division.

After reviewing alternative strategies for the Division, the Board of Ventracor engaged the independent services of Ernst and Young to assist in a worldwide assignment to ascertain the best outcome for shareholders including the identification of potential purchasers or partners.

Managing Director and CEO, Mr Michael Spooner, said that "following an extensive search in Australia and overseas, Ventracor now announces that it is negotiating with the party who tendered the best indicative offer.

"In the process of the search, the original consortium retracted its offer and is not the party involved.

"Ventracor expects to announce the terms of a sale agreement as soon as negotiations with the potential buyer have been finalised. The terms of the offer are confidential and subject to contract finalisation, which is expected within the next month.

"In reviewing the options available to Ventracor, the Board believes that the company's resources will be greatly enhanced by focusing on the significantly larger market associated with the company's VentrAssist™ heart assist technology and related opportunities.

"The company has made significant progress, particularly over the past several months in terms of structuring for the future success of the VentrAssist™ heart assist device. All milestones set have been achieved and Ventracor remains on track for submission to the hospital Ethics Committee of The Alfred hospital in Melbourne to seek approval to commence human implants" Mr Spooner said.

For further information, please contact:

Michael Spooner
Managing Director and CEO
Ventracor Limited
02 9406 3107

John Massey
Chairman
Ventracor Limited
(07) 3868 4958



03 FEB -5 AM 7:21



Annual General Meeting

Brisbane 7 November 2002

Address to shareholders by Chairman John Massey

I am pleased to be able to report to you that Ventracor has progressed positively this year, successfully meeting significant technical, regulatory and market milestones, and is now very closely poised to realise value on the shareholder investment in our VentrAssist™ LVAD "artificial heart" technology.

This has been another year of significant change, not the least of which has been the change of our name from Micromedical to Ventracor, a unique name which identifies our core product VentrAssist™, identifies us as "The Heart Company", and positions us for the future both in Australia and Internationally with a strong corporate identity.

I will briefly summarise the financial year to 30 June, 2002, as presented in the Annual Report.

The firm focus on commercialising VentrAssist™ in a timely manner relative to our available resources was the primary cause of the $8.5 million loss incurred.

As I have noted each year at this time, a smaller loss for Ventracor is not necessarily a better result for shareholders as we always need to spend the appropriate amount to develop our technology with a clear focus on "time to market".

The effectiveness of this strategy is proved by this year's performance particularly relative to the strong position where we now find ourselves.

The Cardiac e-Health Division continued to disappoint with its under-performance. It has always been a major mystery why if our products and technology are so good why our sales revenue is so poor. I still believe the technology is valuable but it needs the support of one of the world's major medical device companies to exploit the complex market environment.

As you are aware, the Board has conducted regular strategic reviews of this Division seeking to improve the Division's performance in order that it could make a positive contribution to the overall company's progress.

It has become increasingly clear that our company's future lies with our world leading heart technology and that our resources need to be focused on realising the substantial opportunities it presents.

As announced on 8 August, 2002, the Board engaged Ernst & Young to independently assist in a worldwide assignment to ascertain the best outcome for shareholders including the identification of potential purchasers or partners.

Last week we announced that we are now seriously negotiating with the party who tendered the best indicative offer and I am confident that we will have a successful resolution within the next month or so which will result in our being able to focus entirely on VentrAssist™ and its related technology.

The VentrAssist™ Division is itself focused on bringing the VentrAssist Left Ventricular Assist Device to global markets as quickly as possible. As I noted earlier,

we are poised to be ready to seek approval for the first human trials which is testimony to the progress which has been achieved.

Our Managing Director, Michael Spooner will shortly outline the details of this progress as well as the exciting plans to obtain the worldwide regulatory approvals and achieve full commercialisation.

But I do note very specifically and with some excitement that it is now literally days rather than the months or years we have talked about previously before we expect to have VentrAssist™ ready to seek approval for human trials.

As Michael will explain, VentrAssist is being prepared for global markets and the Board is aware that to take full advantage of the substantial global potential for VentrAssist™, the Ventracor company needs to have the financial and human resources, expertise and structure to support our plans.

During the year through two placements we issued 21.7 million fully paid ordinary shares with proceeds of $17.2 million. We also raised $6.63 million from the Share Purchase Plan and $1.7 million from options which were exercised.

These fund raisings proved timely in the context of prevailing global financial markets and provided us with the necessary cash resources to continue the development process. At 30 June, 2002, we had cash of $19.8 million while at the end of last month we still had nearly $16 million which is a healthy situation as we approach the initial human trials.

Ventracor is committed to open and transparent relationships with our stakeholders, underpinned by sound corporate governance principles. The Board regularly reviews

its own performance and the corporate governance practices appropriate for our evolving company.

You are aware that the Board is recommending to the shareholders the appointment of PricewaterhouseCoopers as Ventracor's new auditor. I will say more about this item later but note that the recommendation followed a formal comprehensive review involving the major international accounting firms. The appointment is timely as our commercialisation leads us into markets around the world.

The composition of the Board has also changed over the year following the resignation of Rodney White, whose significant contribution I praised at last year's AGM.

Last year you supported the appointment of John Ward as a Director of the company and John has also made a significant contribution as Chairman of our Audit and Compliance Committee.

During the year, Elizabeth Nosworthy accepted the Board's invitation and became a Director. Elizabeth has added to the Board with her broad and significant experience both as a commercial lawyer and subsequently as a company director.

As well today, the Board's longest serving Director is due for re-election. Katherine Woodthorpe has a PhD in Chemistry but primarily operates in the field of commercialising technology which is a relevant consideration for the Board.

Details of each of these Directors are set out in the Annual Report.

At last year's AGM I introduced Michael Spooner as our new Managing Director and Chief Executive Officer. Since commencing full time in January, Michael has spearheaded the drive to commercialise VentrAssist™ and has successfully led the change in culture where Ventracor is ready for the global demands which are looming.

As I was preparing this address, I naturally reflected on where Ventracor has travelled over the four years since I became Chairman. The progress can be readily recognised when you consider at the AGM four years ago the key question was whether and how we were going to survive until the end of the year. This year we are here poised for VentrAssist™ to seek approval to commence human trials.

None of this would have been possible without the belief of a talented and committed team of people and it is appropriate that I recognise their contribution today. I start with my Board colleagues over this period as we accepted all of the onerous legal responsibilities to keep Ventracor going and then developing, to our various external advisers but particularly Ian Johnston and his colleagues at ABN Amro Morgans without whom we would simply not be here, to our customers and suppliers and the many "friends" who have supported us, both in Australia and overseas.

There are two more groups to recognise. The first is our staff who have lived the dream on a daily basis and have remained absolutely committed to the ultimate success from developing our technology. While we now face the commercialisation phase and Ventracor's staff numbers are necessarily growing and will continue to grow, it is essential that we recognise the outstanding contribution of the dedicated people who got us to this point. It has been a true team effort and I particularly

acknowledge the team leaders as well as all of the people involved in the development process.

Somewhat in advance, I also recognise all the current staff. It is an incredible experience to now visit Ventracor's offices in Chatswood and feel the "buzz" which exists. Ventracor is fortunate to have the people it does particularly as we get ready to "take on the world".

I advise shareholders that the Board is undertaking a comprehensive review of the Remuneration Policies which are most appropriate for Ventracor as we move increasingly into the International commercialisation phase.

In my personal view, the previous staff options were appropriate for Ventracor while it was entirely Research and Development focussed but that situation is rapidly changing so we are addressing all the relevant issues and alternatives.

I expect the result of the review and the Board's consideration of the preferred remuneration plan will ultimately require shareholder approval, at least for the incentive components, but the Board intends to undertake this process in a transparent manner which is in the best interests of the shareholders.

We have also seen our shareholder numbers continue to grow from around 8,000 last year to 11,000 this year. We appreciate this shareholder recognition and support of Ventracor's endeavours to capitalise on our technology.

On behalf of the Board, Management and all the staff, I sincerely thank our shareholders for this ongoing support and assure you everyone is fully focused on realising the commercial potential and value of VentrAssist™.

As I reflect now at today's point where we are poised to deliver, I am confident of Ventracor's future.

Thank you.

(ends)


ventracor


03 FEB -6 AM 7:21



asx announcement

VENTRACOR LIMITED
ACN 003 180 372

RESULTS OF AGM

Notice is hereby given, in accordance with Listing Rule 3.13.2, that at the Annual General Meeting of the Company held on 7 November 2002 the resolutions as set out on the attached Notice of Meeting were passed by a show of hands without amendment.

ORDINARY BUSINESS

2. All resolutions were passed as set out in the attached Notice of Meeting.
3. All resolutions were passed as set out in the attached Notice of Meeting.
4. All resolutions were passed as set out in the attached Notice of Meeting.

RESOLUTION	FOR	AGAINST	ABSTAIN	DISCRETION	TOTAL
2	10,120,125	20,000	133,397	1,252,450	11,525,972
3	10,086,457	57,500	134,177	1,247,838	11,525,972
4	8,007,021	242,705	1,988,508	1,287,738	11,525,972

For further information contact:

Walter Edgar
Company Secretary
Chief Financial Officer
02 9406 3095

VENTRACOR LIMITED
ACN 003 180 372

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Shareholders of Ventracor Limited ACN 003 180 372 ("the Company") will be held at 11:00 am on 7 November 2002, at the Australian Stock Exchange, Lecture Theatrette Level 5, Riverside Centre, 123 Eagle Street, Brisbane.

The business to be considered by the meeting is set out below.

ORDINARY BUSINESS

Adoption of Reports and Accounts

1. To receive and consider the financial statements of the Company for the 12 months ended 30 June 2002 and the report of the Directors and Auditors.

Election of Directors

2. To elect as Director, Dr Katherine Woodthorpe, who retires by rotation in accordance with the Company's Constitution and, being eligible, offers herself for re-election.

3. To elect as Director, Ms Elizabeth Nosworthy, who, having been appointed since the last Annual General Meeting of the Company retires in accordance with the Company's Constitution and, being eligible, offers herself for re-election.

Appointment of Auditor

4. To consider and if thought fit pass the following resolution as an ordinary resolution:

   "That PriceWaterhouseCoopers of 201 Sussex Street, Sydney, having been duly nominated by a member of the Company and having consented in writing to act, be appointed as the auditors of the Company, at a fee to be agreed with the Board from time to time."

   A copy of the nomination is attached.

OTHER BUSINESS

5. To transact any other business which may be brought forward in conformity with the Company's Constitution.

BY ORDER OF THE BOARD

Walter Edgar
COMPANY SECRETARY
Dated: 1 October 2002





asx announcement

VENTRACOR SET TO SEEK APPROVAL TO START CLINICAL TRIALS

Brisbane, 7 November 2002: Australian heart company, Ventracor Limited (ASX:VCR), announced today that it is planning to seek approval before the end of November 2002 to commence human implant trials of its VentrAssist™ heart assist device.

Speaking at the company's Annual General Meeting, Managing Director and CEO, Mr Michael Spooner, said Ventracor was in the final stages of collecting data to support its submissions to the Ethics Committee of The Alfred hospital in Melbourne, where the first series of implants will be performed.

"Our submission to The Alfred is a major milestone for the company and one of a number of impressive goals that we have accomplished this year, including:

Completion of R & D
Commenced manufacturing of clinical devices
Creation of a unique international brand
Focused Ventracor's vision
Restructured to support commercialisation
Determined clinical test procedures
Finalised the clinical trial protocol
Engaged international and national regulators
Completed human placement trials
Ensured sufficient funding is available

"Once the submission to the Ethics Committee is completed, we will work closely in support of The Alfred hospital and its surgical team, led by Professor Don Esmore, in preparing for the forthcoming clinical trial. With the best currently available information and recognising that The Alfred team is responsible for the conduct of the clinical trial, it is expected that the lead up process to commence human implants may take 8 - 10 weeks.

"We will continue to inform the market of our progress, however we will look at all times to ensure the absolute privacy and the well being of patients.

"Ventracor has sufficient funds to undertake the Pilot Trial in Australia and to commence our global Pivotal Trial.

"Ventracor is well positioned to improve the quality of life for hundreds of thousands of people worldwide suffering heart failure by obtaining a significant share of the massive heart assist market which is expected to grow between $US7.5 billion and $US12 billion in the next few years", Mr Spooner said.

For further information, please contact:

Michael Spooner
Managing Director & CEO
02 9406 3107

Julie Meldrum
Corporate Communications Manager
02 9406 3100 / 0419 228 128

8/11/02


ventracor
the heart company
PRESENTATION

meeting our vision


87

ventracor
the heart company



our vision

"Ventracor, the world's pre-eminent supplier of Left Ventricular Assist Devices as an alternative to heart transplant"


ventracor
the heart company

our focus



- end stage heart failure
- definitive treatment
- alternative to heart transplant




ventracor
the heart company

unique benefits

- elegant design
- small size
- outstanding biological performance
- cost to manufacture
- unlimited device life





ventracor
the heart company

2002 significant milestones

- R&D completed
- $20m in cash reserves at 30 June 2002
- unique brand creation – Ventracor
- setting milestones and communicating them
- strong project management with 10° of focus
- the right team is in place



ventracor
the heart company

2002 significant milestones

- human placement trials completed
- preclinical animal and bench tests
- manufacture of clinical quality devices
- patient selection criteria completed
- negotiations with hospitals and regulators


ventracor
the heart company

we are on track for november 2002

- by end of november final submissions to the alfred hospital ethics committee
- met our primary milestones for 2002
- the alfred and clinical investigators
- 8 to 10 weeks to select and prepare patients
- patient well being and confidentiality



ventracor
the heart company

2003 milestones

- complete pilot trial recruitment
- commence global trials 2nd half 2003
- presubmissions to international regulators


...approval to sell in record time



ventracor
the heart company

rapid approach to clinical trials

- pilot trial
- pivotal trial
- premier hospitals internationally
- different to drug trials


ventracor
the heart company

driving a US$7b+ annual market

- definitive study proves device efficacy
- no effective treatments other than heart transplant
- DRG reimbursement approval


The New England
Journal of Medicine

Copyright © 2001 by the Massachusetts Medical Society

VOLUME 345 | NOVEMBER 15, 2001 | NUMBER 20


ventracor
the heart company

ventrassist's opportunity


US$7 - 12bn
pacemakers
stents
ventrassist



ventracor
the heart company

the market is large and growing

heart failure touches us all


8,000,000
people worldwide have
congestive heart failure



ventracor
the heart company

the market is large and growing

it can't be treated


8,000,000
people worldwide have
congestive heart failure

800,000
enter end-stage
each year

ventracor
the heart company

the market is large and growing

the options are limited




8,000,000
people worldwide have
congestive heart failure
800,000
enter end-stage
each year
3,500
will receive a
heart transplant



ventracor
the heart company

eHealth review

- restructure has resulted in some successes
- overall results still disappointing V's VADs
- scarce corporate resources better focused on larger ventrassist market
- completed independent search for suitors
- currently in negotiation



ventracor
the heart company

maximising shareholder value

delivering ventrassist

- in the event of a takeover
- strategic partnerships
- deliver high value and rapid growth





ventracor
the heart company

aggressive growth is attainable

- infrastructure in place
- customer base of 1000 hospitals
- 400-500 key hospitals
- international approach to market


ventracor
the heart company

corporate direction

high value and rapid growth

achievable milestones throughout commercialisation


Market
Cap
Time



ventracor
the heart company

world class team

- experienced team
  - international experience
  - done it before
- one goal
- dedicated facility
- best manufacturing processes in place
- employee ownership/motivation



ventracor
the heart company

moving to a global platform



- manufacturing in the USA
- strong representation in Europe
- research and development in Australia
- executive management in the USA



ventracor
the heart company

managing finances responsibly

- continuity of funding
- spending to achieve milestones
- strong corporate governance



ventracor
the heart company

ventracor outperforming market

CIS
VENTRACOR LIMITED
VENTRACOR ALL ORDS M.AVERAGE(20)

Compiled By
ASX - Australian Stock Exchange
20/10/2000 - 16/10/2002. produced: 16

3160
2400
1960
1600
1320
1080
1000
880
5000
4000
3000
2000
1000
x00

$1.01
$.77
$.63
$.51
$.42
$.35
$.32
$.28
5000
4000
3000
2000
1000
x 0000

27OCT 2000
26JAN 2001
27APR 2001
27JUL 2001
26OCT 2001
25JAN 2002
26APR 2002
26JUL 2002
11OCT 2002

Week last indexed to 1000.0000 on 20/10/2000
1. prices adjusted for issues





ventracor
the heart company

creating a history of achievement

• realising the vision •

• sustainable progress •

• meeting milestones •




ventra

13/11/02
+ 12/11/02

03 FEB -6 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B



New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

VENTRACOR LIMITED

ABN

46 003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	10,000 OPTIONS EXERCISE PRICE 35c EXPIRY DATE 30TH MARCH 2003

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.35
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS HELD BY EMPLOYEES UNDER EMPLOYEE OPTION SCHEME
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 OCTOBER, 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
159,309,502	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,885,667	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 NOVEMBER 2002
Company secretary

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.

25/11/02







asx announcement

Ventracor Submits Request to Commence Human Trials for 'Artificial Heart'

Sydney, 25 November 2002: Australian heart company, Ventracor Limited (ASX:VCR), has submitted its request to commence clinical trials of its VentrAssist™ 'artificial heart' device.

Ventracor's Managing Director and CEO, Mr Michael Spooner, said that the company had met a major milestone by delivering its submission to the Ethics Committee of The Alfred hospital in Melbourne. The Alfred will conduct the first series of 10 implants, known as a Pilot Trial.

"This submission is an accumulation of an enormous amount of data associated with pre-clinical trials on VentrAssist™ devices similar to those that will be implanted in humans.

"We have worked for the past several months with The Ethics Committee to ensure that the information required is present in our submission and look forward to receiving approval to commence the Pilot Trial.

"Once we have the approval needed to proceed with the first clinical trial, and therefore the first implant, we believe that The Alfred medical team, led by Professor Don Esmore, will actively commence the patient recruitment process", he said.

Mr Spooner said that the precise timing for the first implant was in the hands of the medical team, and especially the patients.

"With the best possible knowledge available at this time, the process required to recruit patients and commence implants may take between eight to ten weeks.

"Ventracor will assist Professor Esmore and his medical team where ever possible leading up to and throughout the Trial period. At all times, Ventracor will undertake those actions necessary to ensure the confidentiality and well being of patients and their families".

Mr Spooner said that Ventracor was well positioned to significantly improve the quality of life for hundreds of thousands of people worldwide suffering heart failure, by obtaining a significant share of the massive Left Ventricular Assist Device market, which is expected to grow to between $US7 billion and $US12.5 billion annually in the next few years.

"Our goal is to get VentrAssist™ to global markets as early as is possible and to start seeing benefits flowing to both doctors and patients.

"We have mapped out every element of the process, every aspect is being professionally managed, and the whole company remains totally focused on and driven toward meeting each and every milestone before us", Mr Spooner said.

For further information contact:

Michael Spooner
Managing Director
Phone: 02 – 94063100

Julie Meldrum
Corporate Communications Manager
Phone: 02 - 94063100

03 FEB -5 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

(90)

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

VENTRACOR LIMITED

ABN

46 003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	25,000 OPTIONS EXERCISE PRICE 77c EXPIRY DATE 30TH NOVEMBER 2006

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.77
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS HELD BY EMPLOYEES UNDER EMPLOYEE OPTION SCHEME
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 and 5 DECEMBER, 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	159,334,502	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,860,667	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 December 2002
Company secretary

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.







asx announcement

First Australian 'Artificial Heart' Trials Will Begin Early Next Year

Sydney, 24 December 2002: Australian heart company, Ventracor Limited (ASX:VCR), has received approval to begin human clinical trials of its VentrAssist™ 'artificial heart' device.

Ventracor Managing Director and Chief Executive Officer, Mr Michael Spooner, said the Ethics Committee of The Alfred hospital in Melbourne approved a clinical Pilot Trial of about 10 implants after a detailed review of Ventracor's submission in November.

Mr Spooner said in granting the approval, the Ethics Committee had requested a number of minor amendments and additions but he expected these would be resolved quickly.

He said precise timing for the first 'artificial heart' implant was now in the hands of The Alfred hospital medical team, led by Professor Don Esmore, and the patients themselves.

Mr Spooner said The Alfred was likely to now begin active recruitment of patients suffering end-stage congestive heart failure and that this process could take about 10 to 12 weeks.

"This Pilot Trial will be an independent assessment and so the timing for commencement, patient recruitment, performing the surgical procedure and post-operative care will all be at the discretion of The Alfred hospital medical team.

"Ventracor will assist Professor Esmore and his medical team wherever possible throughout the Trial process. At all times, Ventracor will undertake those actions necessary to ensure the confidentiality and wellbeing of patients and their families.

"This first Pilot Trial in Melbourne will be a precursor to a larger multi-centre global Pivotal Trial in other leading hospitals in Australia, Europe and the United States in the second half of 2003.

"Our goal is to get VentrAssist™ to global markets as early as is possible and start seeing the benefits flow to both doctors and patients.

"We have mapped out every element of the process, every aspect is being professionally managed, and the whole company remains totally focused and driven toward meeting every milestone before us", he said.

Mr Spooner added Ventracor was well positioned to significantly improve the quality of life for hundreds of thousands of people worldwide suffering heart failure, by obtaining a significant share of the left ventricular assist device (LVAD) market, which is expected to grow to between $US7.5 billion and $US12 billion annually in the next few years.

For further information, please contact:

Michael Spooner
Managing Director & CEO
02 9406 3100

Julie Meldrum
Manager, Corporate Communications
02 9406 3100 or 0419 228 128

Rule 2.7, 3.10.3, 3.10.4, 3.10.5



Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

VENTRACOR LIMITED

ABN

46 003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	32,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	32,500 OPTIONS EXERCISE PRICE 77c EXPIRY DATE 30TH NOVEMBER 2006

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.77
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS HELD BY EMPLOYEES UNDER EMPLOYEE OPTION SCHEME
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 DECEMBER , 2002 and 3 JANUARY, 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	159,367,002	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,828,167	OPTIONS

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 January 2003
Company secretary

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.





asx announcement

Australian Heart Company Sells eHealth Division

Sydney, 10 January 2003: Australian heart company, Ventracor Limited, today announced that it had signed an Asset Sale Agreement to sell its eHealth division to United States company, QRS Diagnostic LLC.

Ventracor's Managing Director and CEO, Mr Michael Spooner, said the sale of the division would add approximately $3.5 million to Ventracor's cash reserves whilst eliminating ongoing liabilities associated with operating this division.

"Importantly, the sale of the eHealth Division will enable Ventracor to focus on the much greater potential returns associated with the VentrAssist™ heart assist technology. These returns were not consistently achieved from Ventracor's investment in the eHealth division".

Mr Spooner added that a great deal of thought had been put into the sale process and that Ventracor had retained intellectual property and other rights that would assist it in successfully commercialising its VentrAssist™ technology.

"Ventracor has grown appreciably over the past 12 months. The sale of the eHealth Division will enable the company to continue to build on this growth within our primary business model, the VentrAssist™ technology and our core skills.

"These funds will be directed to the speedy commercialisation of VentrAssist™ and the upcoming global human implant trials.

"The sale of the division's ECG products and software follows an extensive national and international review by Ernst & Young to identify the best possible buyer for this division and the best possible outcome for shareholders.

"Ventracor is well positioned to significantly improve the standard of life for hundreds of thousands of people worldwide by obtaining a significant share of the massive left ventricular assist device (LVAD) market, which is expected to grow to between $US7.5 billion and $US12 billion per annum.

"Our single goal is to get VentrAssist™ to global markets as quickly as possible and to start seeing the benefits flowing to doctors, patients and shareholders", Mr Spooner said.

For further information, please contact:

Michael Spooner
Managing Director & CEO
02 9406 3100

Julie Meldrum
Manager, Corporate Communications
02 9406 3100 or 0419 228 128



MicroMedical

MICROMEDICAL INDUSTRIES LIMITED ACN 003 180 372

PROSPECTUS

UNDERWRITTEN RENOUNCEABLE RIGHTS ISSUE

of one share for every ten ordinary shares already held at $0.40 per share to raise approximately $3.7 million.

Underwritten by Morgan Corporate Limited

This prospectus contains important information for you as a shareholder and requires your immediate attention. Shareholders should be aware that their rights may have value and are advised to deal with their rights rather than allow them to lapse. If you are in any doubt about its contents or the course of action you should take, consult your stockbroker or other professional adviser as soon as possible.

Key Dates

· Rights trading commences	15 November 1999
· Date for determining entitlements (record date)	19 November 1999
· Prospectus issued to shareholders	24 November 1999
· Last day for rights trading	8 December 1999
· Anticipated closing date for acceptances (5.00pm Brisbane time)	15 December 1999
· Shares allotted	11 January 2000
· Anticipated date for quotation of shares	12 January 2000

IMPORTANT INFORMATION

Shareholders should be aware that their rights may have value. The rights issue is renounceable which enables shareholders who do not wish to take up all their entitlement to sell their rights on Australian Stock Exchange Limited (ASX).

This prospectus is dated 3 November 1999. A copy of this prospectus was lodged with the Australian Securities and Investments Commission (ASIC) on 3 November 1999. The ASIC and ASX take no responsibility for the contents of this prospectus.

No securities will be allotted or issued on the basis of this prospectus later than 12 months after the date of issue of this prospectus. This prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

A loose leaf entitlement and acceptance form is enclosed with this prospectus.

MicroMedical



MicroMedical Industries Ltd
ACN 003 180 372

PO Box 224
Labrador QLD 4215

11 Technology Drive
Labrador QLD 4215
Australia

tel +61 7 5573 9777
fax +61 7 5594 0361

email mmi@micromed.com.au
http://www.micromed.com.au

LETTER FROM THE CHAIRMAN

3 November 1999

Dear Shareholder

I am writing to you to offer you the opportunity to participate in a rights issue designed to raise funds to accelerate the development of the MicroMedical Ventrassist "artificial heart" project and to take advantage of the potential opportunities for MicroMedical in the expanding e-Health market.

MicroMedical is well positioned relative to others in its area of medical technology. Continuing expenditure on research and development is required to fully exploit MicroMedical's products and technologies and to capitalise on the future opportunities emanating from its technologies. The funds raised by this rights issue will assist this process. However, there remains an inherent risk in successfully commercialising these technologies.

MicroMedical Industries Limited is offering shareholders one fully paid ordinary share for every ten shares already held. The issue price of the new shares is $0.40 per share. The offer is renounceable which means that rights may be traded on the Australian Stock Exchange. The rights issue is underwritten by Morgan Corporate Limited and will raise approximately $3.7 million.

If existing optionholders exercise their rights to obtain shares before the record date, a greater amount may be raised. Any additional funds over the amount expected to be raised due to optionholders acquiring shares will be applied towards working capital.

Details of the issue and how to participate in the issue can be found in the prospectus. As a shareholder you may accept all or part of your rights to participate in the issue of shares. Shareholders who are in any doubt as to how they should respond to the offer should consult their broker or other professional adviser.

Details on MicroMedical's progress are contained in its recently issued Annual Report.

We look forward to your participation in the rights issue.

Yours sincerely

J C Massey
Chairman


QUALITY ASSURED FIRM
EN
46001
SGS


QUALITY ASSURED FIRM
ISO
9001
SGS

THE ISSUE

MicroMedical Industries Limited ACN 003 180 372 offers to each of its shareholders one fully paid ordinary share for every ten shares already held by the shareholder. The issue price is $0.40 per share.

The issue is a renounceable rights issue. All or part of the rights offered may be traded on ASX.

Instructions on the actions you can take to accept all or part of your rights or to sell all or part of your rights are on the rights entitlement and acceptance form accompanying this prospectus.

KEY DATES

· Rights trading commences	15 November 1999
· Date for determining entitlements (record date)	19 November 1999
· Prospectus issued to shareholders	24 November 1999
· Last day for rights trading	8 December 1999
· Anticipated closing date for acceptances (5.00pm Brisbane time)	15 December 1999
· Shares allotted	11 January 2000
· Anticipated date for quotation of shares	12 January 2000

The directors may, with the consent of ASX and the Underwriter, extend the closing date for acceptances. In the case of an extension, the key dates after the closing date will be affected.

The company reserves the right to close the issue at any time and refund acceptance money to shareholders without interest.

ASX QUOTATION

Within 3 days of the date of this prospectus, the company intends to apply for quotation on ASX of the shares offered under this prospectus.

TERMS OF THE ISSUE

Accepting Your Share Entitlement:

The issue price is $0.40 per share. You may accept all or part of your rights.

To accept all or part of the shares offered to you in this rights issue you should -

- complete the rights entitlement and acceptance form accompanying this prospectus
- draw a cheque in Australian currency for the application money payable to **"MicroMedical Industries Limited – Application Account"**
- return the form and cheque to the company's share registry

Douglas Heck & Burrell Registries **22nd Floor, Hongkong Bank Building** **300 Queen Street** **BRISBANE QLD 4000**	**GPO Box 35** **BRISBANE QLD 4001**

The deadline for acceptances is 5.00pm, Brisbane time, on 15 December 1999.

Fractional entitlements will be disregarded. Your entitlement is shown in the personalised rights entitlement and acceptance form accompanying this prospectus.

Rights Trading

The issue is a renounceable rights issue. Trading in the rights will commence on ASX on 15 November 1999 and finish on 8 December 1999. If you wish to sell all or part of your rights, we suggest you consult your broker or other professional adviser.

Shares

The shares issued under this prospectus are ordinary shares in the company.

Rights Attaching to New Shares

The new shares will rank equally with all issued ordinary shares of the company from the date of their allotment.

The rights attaching to the new shares are governed by the Constitution of the company, a copy of which may be inspected (see the Additional Information section of this prospectus). The new shares are ordinary shares in the company and accordingly have the same voting rights and rights on winding up as ordinary shares in the company. The provisions regarding transfer of shares are the same as for existing ordinary shares in the company.

Underwriting

The issue is underwritten by Morgan Corporate Limited (the Underwriter) subject to the underwriting agreement (see the Additional Information section of this prospectus).

Retail Stamping Fee

Participating organisations of ASX (Brokers) will be paid a stamping fee of 1.5% of the value of shares accepted by their retail clients (capped at $750 per valid entitlement and acceptance form). This stamping fee will only be payable on valid entitlement and acceptance forms lodged with the Share Registry by the closing date and bearing the stamp of the Broker (other than shares which form part of specific or firm sub-underwriting agreements).

Overseas Shareholders

This prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer.

The company has decided that it is unreasonable to extend this offer to shareholders having a registered address outside Australia and New Zealand having regard to the number of shareholders in such places, the number and value of new shares they would be offered and the costs of complying with the legal and regulatory requirements in those places. Accordingly, the rights issue is not being extended, and does not qualify for distribution or sale, and new shares will not be issued, to shareholders having a registered address outside Australia and New Zealand. This prospectus is sent to such shareholders for information only.

The directors of MicroMedical Industries Limited will offer to a nominee the rights which would have otherwise been offered to each shareholder having a registered address outside Australia and New Zealand. If there is a viable market in the rights and a premium over the expenses of sale can be obtained the nominee will sell the rights. Any such sales will be at such prices and otherwise in such a manner as a nominee appointed by MicroMedical Industries Limited may in its absolute discretion determine.

Neither MicroMedical Industries Limited nor the nominee will be held liable for a failure to sell rights or to sell rights at any particular price. The proceeds of the sale will be distributed to the shareholders for whose benefit the rights have been sold in proportion to their shareholdings (after deducting costs involved in the sale and distribution of proceeds).

If there is no viable market for the rights, the entitlements will be allowed to lapse and the new shares will revert to the Underwriter.

EFFECTS OF THE ISSUE

Proceeds

The company will use the proceeds to accelerate the development of the MicroMedical Ventrassist "artificial heart" project and to take advantage of the potential opportunities in the expanding e-Health market. Any additional funds over the amount expected to be raised due to optionholders acquiring shares will be applied towards working capital.

Effect of Share Issue

The issue is a pro rata issue to shareholders. Shareholders who take up their full rights entitlement will not have their pro rata shareholdings diluted. Shares which are not taken up will be available to the Underwriter who may offer those shares to investors other than existing shareholders.

The shareholdings of shareholders who sell any of their rights or do not exercise all or part of their rights will be diluted.

Shareholders should be aware that the market price of shares in the company is subject to many factors which may affect share investments generally and the company in particular. An investment in the company is subject to all the risks customarily associated with the businesses in which the company operates

Effect on Issued Capital

No of Shares	Issued capital before the Rights Issue as at 19 October 1999	$
92,611,504	Ordinary shares fully paid	21,557,318
	Approximate issued capital after the Rights Issue*	
9,261,150	Ordinary shares fully paid to be issued under this Rights Issue	3,704,460
101,872,654	Issued Capital	25,261,778

* The exact figures cannot be calculated until after entitlements are determined following the record date. The actual figures will increase depending upon how many optionholders exercise their options to acquire shares before the record date.

As at 19 October 1999 the number of options to purchase ordinary shares in MicroMedical was as follows:

Listed	No of Options*	Exercise Price	Expiry Date
	20,438,722	$0.20	31 October 2000
Unlisted	1,000,000	$0.20	30 September 2000
	551,000	$0.25	15 June 2001
	150,00	$0.40	31 October 2001
	784,000	$0.35 (fixed)	30 March 2003
	1,896,668	$0.35, $0.40 and $0.45 (exercisable in three tranches)	30 March 2003
	24,820,390		

*At the Annual General Meeting of shareholders to be held in November 1999, shareholders will be asked to consider a special resolution for the issue of 4,820,000 options to acquire fully paid ordinary shares, to be issued in three tranches, the first to expire on 31 October 2000, the second on 31 October 2002 and the third on 31 October 2004. The pricing shall be based on the price of the Company's shares on ASX for the five trading days immediately following the Company's 1999 Annual General Meeting plus 5% for the first tranche, plus 25% for the second tranche and plus 50% for the third tranche. The options which will be non-listed and non-transferable will be issued to certain executives of MicroMedical.

Pro Forma Balance Sheet

The pro forma consolidated balance sheet of MicroMedical Industries Limited below is extracted from its financial report for the year ended 30 June 1999. It is adjusted to show the net proceeds raised from the issue as if it had occurred on 30 June 1999.

	$'000 Extract from actual balance sheet	$'000 Adjustment (see notes)	$'000 Pro forma post issue balance sheet
Current Assets			
Cash	1,953	4,261	6,214
Receivables	692		692
Inventories	641		641
Other	1		1
Total current assets	3,287	4,261	7,548
Non-Current Assets			
Investments	15		15
Property, plant and equipment	488		488
R & D syndication restricted deposits	5,250		5,250
Total non-current assets	5,753		5,753
Total assets	9,040	4,261	13,301
Current Liabilities			
Accounts payable	455		455
Borrowings	208		208
Provisions	137		137
Total current liabilities	800		800
Non-Current Liabilities			
Borrowings	241		241
Provisions	75		75
R & D syndication liabilities	5,250		5,250
Total non-current liabilities	5,566		5,566
Total liabilities	6,366		6,366
Net Assets	2,674	4,261	6,935
Equity			
Issued capital	20,757	4,261	25,018
Accumulated losses	(18,083)		(18,083)
Total equity	2,674	4,261	6,935

Notes to Pro Forma Balance Sheet:

1. The pro forma balance sheet reflects the following transactions as if those transactions had taken place as at 30 June 1999:

   (a) Proceeds received from the following options which have been exercised since 30 June 1999 to 19 October 1999.

	No of Options	*Exercise Price*	*$'000*
Listed options	20,340	$0.20	4
Unlisted options	1,378,000	$0.25	345
	754,000	$0.35	264
	469,999	$0.40	188
	2,622,339		801

(b) Proceeds received from the issue of 9,261,150 new shares on the basis of one share for every 10 ordinary shares at $0.40 cents pursuant to this prospectus.

(c) Payment of costs associated with the preparation of the prospectus and the underwriting fee and management fee estimated at $245,000.

2. It is possible that the current option holders may exercise their existing options prior to the record date which will entitle them to participate in the renounceable rights issue. For the purpose of preparing the pro forma balance sheet, it is assumed that no further options are exercised other than those shown in 1(a) above.

ADDITIONAL INFORMATION

Directors' Interests

The directors have beneficial interests in MicroMedical Industries Limited shares (including beneficial interests of less than 100%) as follows-

Name	Number of Shares	Listed Options	Unlisted Options
John Massey	65,000	15,000	500,000
Rodney White	65,000	15,000	250,000
Katherine Woodthorpe	Nil	Nil	250,000

Statutory Information

A copy of this prospectus was lodged with the Australian Securities and Investments Commission ("ASIC") on 3 November 1999. ASIC takes no responsibility for the contents of this prospectus. No shares will be allotted on the basis of this prospectus later than 12 months after the date of this prospectus.

This prospectus is dated 3 November 1999.

MicroMedical Industries Limited is a disclosing entity and therefore subject to regular reporting and disclosure obligations under Division 2 of Part 7.11 of the Corporations Law. Under those obligations, MicroMedical Industries Limited is obliged to comply with all applicable continuous disclosure and reporting requirements in ASX Listing Rules.

Copies of documents lodged by MicroMedical Industries Limited under these obligations may be obtained from, or inspected at, an office of ASIC.

While acceptances remain open, MicroMedical Industries Limited will provide, free of charge, to any person who asks for it, a copy of all or any of the following documents -

- the financial statements for the company for the year ended 30 June 1999; and
- any other documents or financial statements lodged by the company with ASIC or ASX under the continuous disclosure and reporting requirements in the period from date of lodgement of the 30 June 1999 financial statements to the date the prospectus is issued to shareholders.

Copies of the following documents will be available for inspection free of charge during normal business hours at the registered office of the company for 12 months after the date of this prospectus:

(a) the Constitution of the company;

(b) the underwriting agreement referred to below;

(c) the consents referred to below.

Underwriting Agreement

The company has entered into an underwriting agreement with the Underwriter for the underwriting of shares subscribed for under this prospectus on the basis of the issued capital of the company as at 19 October 1999. Under the terms of the underwriting agreement, the Underwriter is entitled to a total underwriting fee of 5.0% of the amount raised (approximately $185,000) and a management fee of 1.0% (approximately $37,000).

If there is a short fall in acceptances the Underwriter must, subject to the underwriting agreement, deliver to the company within 12 business days of the closing date for acceptances, applications for shares not taken up by holders of the rights. The Underwriter may appoint sub-underwriters to sub-underwrite the issue.

The Underwriter is responsible for paying all sub-underwriting fees, handling fees, brokerage and other charges incurred by the Underwriter. In addition to the Underwriter's fees, the company will reimburse the Underwriter for their other expenses.

The company has made a number of representations and warranties to the Underwriter including that this prospectus complies with the requirements of the Corporations Law and the Listing Rules and that the company has complied with its continuous disclosure and reporting requirements. The company has indemnified the Underwriter against losses caused to the Underwriter if these representations and warranties are wrong or if the company does not comply with the agreement.

The Underwriter may terminate the agreement and be released from its obligations on the happening of any of the events listed below. In relation to events numbered 5 – 18 the Underwriter must first determine reasonably and in good faith that the event has had a material adverse effect on the issue or could create potential liability for the Underwriter under the Corporations Law.

1. Lodgment of prospectus

The prospectus is not lodged by 3 November 1999 or such later date as the Underwriter shall agree in writing.

2. ASX Indices Fall

The All Ordinaries Index is at any time more than 7.5% below its level as at the close of business on the business day immediately preceding the date of the underwriting agreement.

3. Listing

ASX makes any official statement to any person, or indicates to the company or the Underwriter that approval for quotation of the shares by ASX will not be given.

4. Supplementary prospectus

After the prospectus is lodged, a supplementary or replacement prospectus is required to be lodged as a result of a significant change affecting any matter contained in the prospectus or a "significant new matter" within the meaning of s1024(1)(b) of the Corporations Law in relation to the shares of the company the consequence of which is either that the company treats existing applications received as withdrawn or the company is required by the Corporations Law or the ASIC to offer investors a refund of the application monies already received.

5. Change in Law

Any of the following occurs which does or is likely to prohibit, restrict or regulate the rights issue or materially reduces the level or likely level of acceptances:

- the introduction of legislation into the parliament of the Commonwealth of Australia or of any State or Territory of Australia;
- the public announcement of prospective legislation or policy by the Federal Government or the Government of any State or Territory; or
- the adoption of the ASIC or its delegates for the Reserve Bank of Australia of any regulations or policies.

6. Insolvency event

An insolvency event occurs with respect to the company (insolvency events include the appointment of a receiver, suspension of payment of debts, inability to pay debts, arrangements or compromises with creditors, an order for winding up and the appointment of an administrator).

7. Default

The company is in default of any of the terms and conditions of the underwriting agreement or breaches any warranty or covenant given or made by it under the underwriting agreement and that default or breach is either incapable of remedy or is not remedied within ten business days after it occurs.

8. Fails to comply

The company or any related body corporate fails to comply with any of the following:-

(a) provision of its Constitution;

(b) a statute;

(c) a requirement, order or request made by or on behalf of the ASIC or any governmental agency; or

(d) any material agreement entered into by it.

9. Capital Structure

The company reduces its capital without the prior written consent of the Underwriter.

10. Constitution altered

The Constitution of the company is amended without the prior written consent of the Underwriter.

11. Business ceases

The company or a related body corporate ceases or threatens to cease to carry on business.

12. Hostilities

There is an outbreak of hostilities (whether or not war has been declared) not presently existing involving any one or more the following;

(a) Australia;

(b) the United Kingdom;

(c) the United States of America;

(d) the People's Republic of China;

(e) the Commonwealth of Independent States (except for existing hostilities or renewal of existing hostilities between or amongst such Independent State);

(f) Japan;

(g) Indonesia.

13. Financial position

A materially adverse change occurs in the financial or trading position of the company or a related body corporate.

14. Prospectus

Without limiting any of paragraphs 1 - 13 or 15 – 18:

(a) the prospectus does not comply with the Corporations Law; or

(b) a matter referred to in s1023B(1) or s1024(1)(b) of the Corporations Law occurs in respect of the prospectus.

15. Corporations Law

Without limiting any of paragraphs 1 – 14 or 16 – 18:

(a) ASIC applies for an order under s1004 of the Corporations Law in relation to the prospectus and the application is not dismissed or withdrawn before the closing date for acceptances;

(b) a person gives a notice under s1008(4) of the Corporations Law in relation to the prospectus; or

(c) ASIC gives notice of intention to hold a hearing in relation to the prospectus under s1033(3) of the Corporations Law or makes an interim order under s1033(1) or s1033(4) of the Corporations Law.

16. Supplementary prospectus

The Underwriter reasonably forms the view that a supplementary prospectus or a replacement prospectus must be lodged with the ASIC under s1023B(1) or s1024(1)(b) of the Corporations Law and the company does not lodge a supplementary prospectus or a replacement prospectus.

17. Indictable offence

A director of the company is charged with an indictable offence relating to a financial or corporate matter.

18. Charge

The company charges or agrees to charge, the whole, or a substantial part of its business or property without the prior written consent of the Underwriter.

A copy of the underwriting agreement may be inspected at the company's office at 11 Technology Drive, Labrador, Qld.

Responsibility Statements and Consents

Morgan Corporate Limited are named in their capacity as Underwriter in the Corporate Directory for reference purposes only. They have not been involved in the preparation of any part of this prospectus and, have not caused or authorised the issue of, and take no responsibility for, any part of this prospectus.

Douglas Heck & Burrell are named in their capacity as Share Registry in the Corporate Directory for reference purposes only. They have been responsible for preparing the part of the prospectus headed Pro Forma Balance Sheet. They have not caused or authorised the issue of, and take no responsibility for, any part of this prospectus other than those parts for which they are responsible.

Johnston Rorke Chartered Accountants, are named in their capacity as auditors in the Corporate Directory for reference purposes only. They have been responsible for preparing the part of the prospectus headed Pro Forma Balance Sheet. They have not caused or authorised the issue of and take no responsibility for, any part of this prospectus other than those parts for which they are responsible.

Clayton Utz are named in their capacity as solicitors in the Corporate Directory for reference purposes only. They have provided advice to the company in relation to the issue and have been responsible for preparing the part of the prospectus headed Underwriting Agreement. Clayton Utz have not caused or authorised the issue of, and take no responsibility for, any part of this prospectus other than those parts for which they are responsible.

Each of the above parties has given and not withdrawn its consent to be named in this prospectus in the form and context in which it is named.

Directors' Signatures

This prospectus is issued by MicroMedical Industries Limited. Its issue was authorised by a resolution of the directors passed on 3 November 1999 and was signed pursuant to that resolution by each of the directors or a person authorised by the director in writing to sign this prospectus on the director's behalf.

....	....
John Massey	**Rodney White**

....

Katherine Woodthorpe*

*Signed by her agent authorised in writing.

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY.

CORPORATE DIRECTORY

Chairman
John Massey

Directors
Rodney White
Katherine Woodthorpe

Company Secretary
John Woodard

Registered Office
11 Technology Drive
Labrador Qld 4215
Telephone: (07) 5573 9777

Share Registry
Douglas Heck & Burrell Registries
22nd Floor
HongkongBank Building
300 Queen Street
Brisbane Qld 4000

Corporate Adviser and Underwriter
Morgan Corporate Limited
Level 29, Riverside Centre
123 Eagle Street
Brisbane Qld 4000

Solicitors
Clayton Utz
Level 18, 215 Adelaide Street
Brisbane Qld 4000

Auditors
Johnston Rorke
Chartered Accountants
5th Floor, National Bank House
255 Adelaide Street
Brisbane Qld 4000

Rules 4.1, 4.3

Appendix 4B

Half yearly/~~preliminary final~~ report

Introduced 30/6/2002.

Name of entity

Ventracor Limited

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Half year/~~financial year~~ ended ('current period')
46 003 180 372	✓		31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A'000

Revenues from ordinary activities *(item 1.1)*	up/~~down~~	34.2%	to	2,133
~~Profit~~ (loss) from ordinary activities after tax attributable to members *(item 1.22)*	up/~~down~~	33.8%	to	(5,225)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	n/a		n/a
Net ~~profit~~ (loss) for the period attributable to members *(item 1.11)*	up/~~down~~	33.8%	to	(5,225)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	N/a	N/a
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	N/a	N/a

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: N/a

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19.

03 MAR 18 AM 7:21

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	2,133	1,589
1.2	Expenses from ordinary activities *(see items 1.26 & 1.27)*	(7,353)	(5,492)
1.3	Borrowing costs	(5)	(1)
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(5,225)**	**(3,904)**
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**(5,225)**	**(3,904)**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**(5,225)**	**(3,904)**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	(5,225)	(3,904)
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	**Total changes in equity not resulting from transactions with owners as owners**	-	-

	Earnings per security (EPS)	Current period	Previous corresponding period
1.18	Basic EPS	(3.28) cents	(2.93) cents
1.19	Diluted EPS	(3.28) cents	(2.93) cents

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000		Previous corresponding period - $A'000	
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)		(5,225)		(3,904)
1.21	Less (plus) outside +equity interests		-		-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**		(5,225)		(3,904)

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000		Previous corresponding period - $A'000	
1.23	Revenue from sales or services		1,683		741
1.24	Interest revenue		398		174
1.25	Other relevant revenue – Government Grant and sundry income		52		674
1.26	Details of relevant expenses				
	• Cost of sales	(483)		(242)	
	• Research and development	(4,715)		(3,029)	
	• Marketing	(356)		(689)	
	• Management and administration	(1,110)		(1,017)	
	• Borrowing and other costs	(513)		(408)	
			(7,177)		(5,385)
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*		(181)		(108)
Capitalised outlays					
1.28	Interest costs capitalised in asset values		-		-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)		-		-

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(32,859)	(24,358)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(5,225)	(3,904)
1.32	Net transfers from (to) reserves *(details if material)*	-	-
1.33	Net effect of changes in accounting policies	-	-

+ See chapter 19 for defined terms.

1.34	Dividends and other equity distributions paid or payable	-	-
1.35	**Retained profits (accumulated losses) at end of financial period**	**(38,084)**	**(28,262)**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	N/a	N/a	N/a	N/a
2.2	Amortisation of other intangibles	(54)	-	-	(54)
2.3	**Total amortisation of intangibles**	(54)	-	-	(54)
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	N/a	N/a
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/a	N/a

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	14,021	19,772	6,455
4.2	Receivables	635	255	1,190
4.3	Investments	-	-	-
4.4	Inventories	769	952	1,281
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	177	50	167
4.7	**Total current assets**	**15,602**	**21,029**	**9,093**
	Non-current assets			
4.8	Receivables	-	-	-
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	-	-	-
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	1,722	1,367	671
4.15	Intangibles (net)	128	182	236
4.16	Tax assets	-	-	-
4.17	Other (provide details if material)	-	-	-
4.18	**Total non-current assets**	**1,850**	**1,549**	**907**
4.19	**Total assets**	**17,452**	**22,578**	**10,000**
	Current liabilities			
4.20	Payables	1,653	1,477	1,056
4.21	Interest bearing liabilities	-	-	-
4.22	Tax liabilities	-	-	-
4.23	Provisions exc. tax liabilities	345	371	212
4.24	Other (provide details if material)	-	110	-
4.25	**Total current liabilities**	**1,998**	**1,958**	**1,268**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	-	-	-
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	44	31	90
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	**44**	**31**	**90**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**2,042**	**1,989**	**1,358**
4.33	**Net assets**	**15,409**	**20,589**	**8,642**

	Equity			
4.34	Capital/contributed equity	53,493	53,448	36,904
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	(38,084)	(32,859)	(28,262)
4.37	**Equity attributable to members of the parent entity**	**15,409**	**20,589**	**8,642**
4.38	Outside +equity interests in controlled entities	-	-	-
4.39	**Total equity**	**15,409**	**20,589**	**8,642**

4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	N/a	N/a
5.2	Expenditure incurred during current period	N/a	N/a
5.3	Expenditure written off during current period	N/a	N/a
5.4	Acquisitions, disposals, revaluation increments, etc.	N/a	N/a
5.5	Expenditure transferred to Development Properties	N/a	N/a
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	N/a	N/a

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	N/a	N/a
6.2	Expenditure incurred during current period	N/a	N/a
6.3	Expenditure transferred from exploration and evaluation	N/a	N/a

+ See chapter 19 for defined terms.

6.4	Expenditure written off during current period	N/a	N/a
6.5	Acquisitions, disposals, revaluation increments, etc.	N/a	N/a
6.6	Expenditure transferred to mine properties	N/a	N/a
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	N/a	N/a

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	1,303	1,078
7.2	Payments to suppliers and employees	(6,957)	(5,590)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	398	174
7.6	Interest and other costs of finance paid	(5)	(1)
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**(5,261)**	**(4,339)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(546)	(365)
7.11	Proceeds from sale of property, plant and equipment	11	2
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	-	-
7.17	**Net investing cash flows**	**(535)**	**(363)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	45	7,910
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	-	(3)
7.21	Dividends paid	-	-
7.22	Other – Share issue costs	-	(384)
7.23	**Net financing cash flows**	**45**	**7,523**
7.24	**Net increase (decrease) in cash held**	**(5,751)**	**2,821**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	**19,772**	**3,634**

+ See chapter 19 for defined terms.

7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**14,021**	**6,455**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

N/a

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	14,021	6,455
8.2	Deposits at call	-	-
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**14,021**	**6,455**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	(245.0)%	(245.6)%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.37)*	(33.9)%	(45.2)%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Weighted average number of ordinary shares used as the denominator in calculating the basic earnings per share was 159,307,654

Weighted average number of ordinary share and potential ordinary shares used as the denominator in calculating diluted earnings per share was 159,307,654.

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	9.6 cents	6.1 cents

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

On 8 August 2002 the Board of Directors announced its intention to sell the assets of the eHealth division. The disposal is consistent with Ventracor Limited's long-term strategy to focus on the significant larger market associated with the company's VentrAssist heart assist technology and related opportunities. The sale of certain assets (excluding trade debtors and certain intellectual property) of the eHealth division was completed on 10th January 2003. By retaining key intellectual property the company will be able to utilise this in the development of its existing technology.

Financial information for the eHealth division as at 31 December 2002 was as follows:

	Half-year	
	2002 $	2001 $
Financial Performance Information for the half-year ended 31 December		
Revenue from ordinary activities	1,733,202	741,484
Expenses from ordinary activities	1,341,426	1,669,684
Profit / (loss) from ordinary activities before income tax	391,776	(928,200)
Income tax expense	-	-
Net Profit / (loss)	391,776	(928,200)
		30 June 2002
Carrying amount of assets and liabilities as at 31 December		
Plant and Equipment	53,149	65,179
Trade Debtors	570,442	205,405
Inventories	769,009	951,564
Intangible Assets	127,531	182,185
Total Assets	1,520,131	1,404,333
Trade creditors	141,907	283,047
Provision for employee entitlements	72,986	169,093
Total Liabilities	214,893	452,140

+ See chapter 19 for defined terms.

Net Assets	1,305,238	952,193

	Half-year	
	2002	2001
	$	$
Cash flow information for the half-year ended 31 December		
Cash inflow (outflow) from ordinary activities	53,493	(547,396)
Cash inflow (outflow) from investing activities	11,188	(15,969)
Cash inflow (outflow) from financing activities	-	-
Net increase in cash generated by the division	64,681	(563,365)

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/a
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	N/a
13.3	Date from which such profit has been calculated	N/a
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	N/a

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/a
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	N/a
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/a
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	N/a
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/a

Dividends (in the case of a trust, distributions)

+ See chapter 19 for defined terms.

15.1	Date the dividend (distribution) is payable	N/a
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	N/a
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/a

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	N/a	N/a	N/a
15.5	Previous year	N/a	N/a	N/a
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	N/a	N/a	N/a
15.7	Previous year	N/a	N/a	N/a

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/a	N/a
15.9	Preference +securities	N/a	N/a

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*	N/a	N/a
15.11	Preference +securities *(each class separately)*	N/a	N/a
15.12	Other equity instruments *(each class separately)*	N/a	N/a
15.13	**Total**	N/a	N/a

+ See chapter 19 for defined terms.

The +dividend or distribution plans shown below are in operation.

N/a

The last date(s) for receipt of election notices for the +dividend or distribution plans	N/a

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

N/a

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1 Profit (loss) from ordinary activities before tax	N/a	N/a
16.2 Income tax on ordinary activities	N/a	N/a
16.3 Profit (loss) from ordinary activities after tax	N/a	N/a
16.4 Extraordinary items net of tax	N/a	N/a
16.5 Net profit (loss)	N/a	N/a
16.6 Adjustments	N/a	N/a
16.7 Share of net profit (loss) of associates and joint venture entities	N/a	N/a

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000

+ See chapter 19 for defined terms.

	N/a	N/a	N/a	N/a
17.2 Total	N/a	N/a	N/a	N/a
17.3 Other material interests	N/a	N/a	N/a	N/a
17.4 Total	N/a	N/a	N/a	N/a

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/a	N/a	N/a	N/a
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	 N/a N/a	 N/a N/a	 N/a N/a	 N/a N/a
18.3	**+Ordinary securities**	159,359,502	159,359,502		
18.4	Changes during current period (a) Increases through issues (see note 18.9) (b) Decreases through returns of capital, buybacks	 20,000 50,000 N/a	 20,000 50,000 N/a	 35c 77c N/a	 35c 77c N/a
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/a	N/a	N/a	N/a

+ See chapter 19 for defined terms.

18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/a N/a	N/a N/a	N/a N/a	N/a N/a
18.7	**Options** *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*
		939,001		35c	30/03/2003
		433,333		40c	30/03/2003
		733,332		45c	30/03/2003
		2,210,000		93c	31/10/2004
		525,000		77c	30/11/2006
		525,000		105c	30/11/2006
		1,050,000		140c	30/11/2006
		1,067,500		77c	30/11/2006
		1,117,500		105c	30/11/2006
		2,235,000		140c	30/11/2006
18.8	Issued during current period	N/a	N/a	N/a	N/a
18.9	Exercised during current period	20,000 50,000		35c 77c	30/03/2003 30/11/2006
18.10	Expired during current period	1,105,000 147,500 147,500 295,000		78c 77c 105c 140c	31/10/2002 30/11/2006 30/11/2006 30/11/2006
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/a N/a	N/a N/a		
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/a N/a	N/a N/a		

Segment reporting – Segment report is at attachment B

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors – Attachment A

+ See chapter 19 for defined terms.

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Research and Development

Included in the classification of Research and Development expenditure are costs relating to pre production R&D for clinical trial quality grade pumps, regulatory affairs and preparation of the human clinical Pilot Trial. As the company continues its commercialisation progress of the Ventrassist LVAD these costs will be reclassified and segregated to reflect the operations of the company.

In keeping with previous accounting policy all Research & Development expenditure is expensed.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Assets (excluding trade debtors and certain intellectual property) of the eHealth division were sold on 10 January 2003 – see item 12.1 above

Since 31 December 2002, 1,731,500 options issued under the employee option plan were exercised for cash of $964,342.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Nil

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

+ See chapter 19 for defined terms.

Nil

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Nil

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last +annual report.

Nil

Additional disclosure for trusts

20.1 Number of units held by the management company or responsible entity or their related parties.	N/a
20.2 A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/a

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/a
Date	N/a
Time	N/a
Approximate date the +annual report will be available	N/a

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used | N/a

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	✓	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/~~will follow immediately they are available~~* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/~~does not have~~* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: 13th February 2003
(Company Secretary)

Print name: Walter Edgar

+ See chapter 19 for defined terms.

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance.*

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting,* and *AASB 1040: Statement of Financial Position.* Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the

+ See chapter 19 for defined terms.

management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

+ See chapter 19 for defined terms.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018.* There is an equivalent requirement in *AASB 1029: Interim Financial Reporting.* For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations.*

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

Attachment A

Results for the half year ended 31st December 2002

General
Ventracor Limited, the heart company, continued to make significant progress in the 6 months ended 31st December 2002. Of particular note is the fact that the company met all of its milestones for the period including a final submission to The Alfred Hospital Ethics Committee in Melbourne requesting approval to commence Clinical Trials. The company is well positioned and is on track to meet its primary milestones for 2003 including the commencement of Clinical Trials.

Financial
The company's loss for the 6 months of $5.23m was $1.32m larger than for the corresponding period last year. This result reflects the significant and positive increase in activity associated with the commercialisation of the Ventrassist 'artificial heart'.

At 31 December 2002 the company had cash reserves of $14m as against cash of $19.8m at 30 June 2002. The cash burn rate is slightly lower than expectation. The company's 31 December cash balance does not reflect cash received subsequent to balance date including an additional amount of approximately $3.5m for the sale of assets associated with it's eHealth division (excluding trade debtors and certain intellectual property). Furthermore an amount of approximately $0.96m was received from the exercise of share options under the company's Employee Option Scheme.

The company's increased activity with the Ventrassist device has resulted in an increase in R&D expenditure from $3.03m in the 6 months to 31 December 2001 to $4.71m for the last 6 months. The increase in costs has been incurred in securing additional resources for clinical testing, regulatory affairs and production of final devices to support Clinical Trials. Consistent with previous accounting policy all research and development expenditure is expensed.

Grant income recognized in the results for the 6 months to 31 December 2002 related to an Export Marketing Development Grant of $0.056m compared to the START Grant which totalled $0.635m for the 6 months to 31 December 2001

Discontinuing Operations
The eHealth division contributed an improved performance with sales of $1.68m against sales of $0.74m for the same period last year. This resulted in a net contribution of $0.39m against a negative contribution of ($0.93m) for the 6 months to 31 December 2001. While the improvement was welcomed, the company recognized that the investment required to continue the development of the division in a very competitive world market could be more effectively channelled to the Ventrassist 'artificial heart' technology and in building the company's core skills. Since the end of the period under review, certain assets of the eHealth division have been sold to a US medical device company for approximately $3.5m.

Other Matters
In the 6 month period under review, the company changed its name to Ventracor Limited, to reflect the focus on the company's activities in respect of the Ventrassist 'artificial heart' technology and associated products.

The directors are confident that the company is in a strong position technically and financially to continue it's positive progress to rapid commercialisation commencing with the human Clinical Pilot Trial in early 2003.

+ See chapter 19 for defined terms.

Attachment B

Primary reporting – business segments

Half–year 2002	Discontinuing Operations – eHealth division $	Ventrassist $	Consolidated $
Total segment revenue	1,733,202	-	1,733,202
Unallocated revenue			399,362
Revenue from ordinary activities			2,132,564
Segment result	391,776	(4,521,818)	(4,130,042)
Unallocated revenue less unallocated expenses			(1,095,451)
Loss from ordinary activities before income tax expense			(5,225,493)
Half–year 2001			
Total segment revenue	741,484	635,025	1,376,509
Unallocated revenue			212,756
Revenue from ordinary activities			1,589,265
Segment result	(928,200)	(2,061,100)	(2,989,300)
Unallocated revenue less unallocated expenses			(914,494)
Loss from ordinary activities before income tax expense			(3,903,794)

+ See chapter 19 for defined terms.

03 MAR 18 AM 7:21

VENTRACOR LIMITED

ABN 46 003 180 372

HALF-YEAR REPORT

31 DECEMBER 2002

VENTRACOR LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT

Your directors present their report on the consolidated entity consisting of Ventracor Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2002.

1. Directors

The following persons were directors of Ventracor Limited during the whole of the half-year and up to the date of this report:

J C Massey
M R Spooner
J F Ward
K L Woodthorpe

E A Nosworthy was appointed a director on 11 July 2002 and continues in office at the date of this report.

2. Review of Operations

General
Ventracor Limited, the heart company, continued to make significant progress in the 6 months ended 31st December 2002. Of particular note is the fact that the company met all of its milestones for the period including a final submission to The Alfred Hospital Ethics Committee in Melbourne requesting approval to commence Clinical Trials. The company is well positioned and is on track to meet its primary milestones for 2003 including the commencement of Clinical Trials.

Financial
The company's loss for the 6 months of $5.23m was $1.32m larger than for the corresponding period last year. This result reflects the significant and positive increase in activity associated with the commercialisation of the Ventrassist 'artificial heart'.

At 31 December 2002 the company had cash reserves of $14m as against cash of $19.8m at 30 June 2002. The cash burn rate is slightly lower than expectation. The company's 31 December cash balance does not reflect cash received subsequent to balance date including an additional amount of approximately $3.5m for the sale of assets associated with it's eHealth division (excluding trade debtors and certain intellectual property). Furthermore an amount of approximately $0.96m was received from the exercise of share options under the company's Employee Option Scheme.

The company's increased activity with the Ventrassist device has resulted in an increase in R&D expenditure from $3.03m in the 6 months to 31 December 2001 to $4.71m for the last 6 months. The increase in costs has been incurred in securing additional resources for clinical testing, regulatory affairs and production of final devices to support Clinical Trials. Consistent with previous accounting policy all research and development expenditure is expensed.

Grant income recognized in the results for the 6 months to 31 December 2002 related to an Export Marketing Development Grant of $0.056m compared to the START Grant which totaled $0.635m for the 6 months to 31 December 2001

Discontinuing Operations
The eHealth division contributed an improved performance with sales of $1.68m against sales of $0.74m for the same period last year. This resulted in a net contribution of $0.39m against a negative contribution of ($0.93m) for the 6 months to 31 December 2001. While the improvement was welcomed, the company recognized that the investment required to continue the development of the division in a very competitive world market could be more effectively channeled to the Ventrassist 'artificial heart' technology and in building the company's core skills. Since the end of the period under review, certain assets of the eHealth division have been sold to a US medical device company for approximately $3.5m.

Other Matters

In the 6 month period under review, the company changed its name to Ventracor Limited, to reflect the focus on the company's activities in respect of the Ventrassist 'artificial heart' technology and associated products.

The directors are confident that the company is in a strong position technically and financially to continue it's positive progress to rapid commercialisation commencing with the human Clinical Pilot Trial in early 2003.

This report is made in accordance with a resolution of the directors.

Director

Sydney
13 February 2003

VENTRACOR LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

	Notes	Half-year	
		2002	2001
		$	$
Sales revenue		1,682,585	741,484
Cost of sales		(483,305)	(241,458)
Gross profit		1,199,280	500,026
Other revenues from ordinary activities	3	449,979	847,781
Other expenses from ordinary activities			
Research and development	4	(4,714,944)	(3,028,922)
Marketing		(355,713)	(689,319)
Management and administration		(1,290,651)	(1,124,645)
Borrowing costs		(5,366)	(808)
Other		(508,078)	(407,907)
Loss from ordinary activities before income tax expense		(5,225,493)	(3,903,794)
Income tax expense		-	-
Net loss		(5,225,493)	(3,903,794)
Basic (loss) per share		(3.28)¢	(2.93)¢
Diluted (loss) per share		(3.28)¢	(2.93)¢

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

VENTRACOR LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2002

	31 Dec 2002 $	30 June 2002 $
Current Assets		
Cash assets	14,021,041	19,772,108
Receivables	634,979	255,400
Inventories	769,009	951,564
Other	176,978	49,964
Total Current Assets	15,602,007	21,029,036
Non-Current Assets		
Property, plant and equipment	1,722,392	1,366,538
Intangible assets	127,531	182,184
Total Non-Current Assets	1,849,923	1,548,722
Total Assets	17,451,930	22,577,758
Current Liabilities		
Payables	1,653,440	1,476,578
Provisions	344,968	370,583
Other	-	110,468
Total Current Liabilities	1,998,408	1,957,629
Non-Current Liabilities		
Provisions	44,160	30,774
Total Non-Current Liabilities	44,160	30,774
Total Liabilities	2,042,568	1,988,403
Net Assets	15,409,362	20,589,355
Equity		
Contributed equity	53,493,588	53,448,088
Accumulated losses	(38,084,226)	(32,858,733)
Total Equity	15,409,362	20,589,355

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

VENTRACOR LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

	Notes	Half-year 2002 $	Half-year 2001 $
Cash Flows from Operating Activities			
Receipts from customers		1,303,006	1,077,990
Payments to suppliers and employees		(6,957,146)	(5,590,148)
Interest received		397,623	173,514
Other income		736	-
Borrowing costs paid		(5,366)	(808)
Net cash (outflow) from operating activities		(5,261,147)	(4,339,452)
Cash Flows from Investing Activities			
Payments for plant and equipment		(546,608)	(365,186)
Proceeds from sale of plant and equipment		11,188	2,266
Net cash (outflow) from investing activities		(535,420)	(362,920)
Cash Flows from Financing Activities			
Proceeds from issues of shares		45,500	7,909,601
Share issue transaction costs		-	(383,768)
Repayment of lease liabilities		-	(2,751)
Net cash inflow from financing activities		45,500	7,523,082
Net increase/(decrease) in cash held		(5,751,067)	2,820,710
Cash at the beginning of the reporting period		19,772,108	3,634,251
Cash at the end of the reporting period		14,021,041	6,454,961

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

VENTRACOR LIMITED AND CONTROLLED ENTITIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2002

1. Basis of Preparation of Half-Year Financial Report

This general purpose financial report for the interim half-year reporting period ended 31 December 2002 has been prepared in accordance with Accounting Standard AASB 1029 *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2002 and any public announcements made by Ventracor Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2. Segment Information

Primary reporting – business segments

HALF-YEAR 2002	Discontinuing Operation – eHealth division (note 4) $	Ventrassist $	Consolidated $
Total segment revenue	1,733,202	-	1,733,202
Unallocated revenue			399,362
Revenue from ordinary activities			2,132,564
Segment result	391,776	(4,521,818)	(4,130,042)
Unallocated revenue less unallocated expenses			(1,095,451)
Loss from ordinary activities before income tax expense			(5,225,493)
HALF-YEAR 2001			
Total segment revenue	741,484	635,025	1,376,509
Unallocated revenue			212,756
Revenue from ordinary activities			1,589,265
Segment result	(928,200)	(2,061,100)	(2,989,300)
Unallocated revenue less unallocated expenses			(914,494)
Loss from ordinary activities before income tax expense			(3,903,794)

3. Other Revenues

	Half-year 2002 $	Half-year 2001 $
Other revenues from ordinary activities comprises:		
Government grants	50,617	635,025
Interest	397,623	173,514
Other	1,739	39,242
	449,979	847,781

4. Research and Development

Included in the classification of Research and Development expenditure are costs relating to pre production R&D for clinical trial quality grade pumps, regulatory affairs and preparation of the human clinical Pilot Trial. As the company continues its commercialisation progress of the Ventrassist LVAD these costs will be reclassified and segregated to reflect the operations of the company.

In keeping with previous accounting policy all Research & Development expenditure is expensed.

5. Discontinuing Operations

On 8 August 2002 the Board of Directors announced its intention to sell the assets of the eHealth division (see note 2). The disposal is consistent with Ventracor Limited's long-term strategy to focus on the significant larger market associated with the company's Ventrassist heart assist technology and related opportunities. The sale of certain assets (excluding trade debtors and certain intellectual property) of the eHealth division was completed on 10th January 2003. By retaining key intellectual property the company will be able to utilise this in the development of its existing technology.

Financial information for the eHealth division as at 31 December 2002 was as follows:

	Half-year 2002 $	Half-year 2001 $
Financial Performance Information for the half-year ended 31 December		
Revenue from ordinary activities	1,733,202	741,484
Expenses from ordinary activities	1,341,426	1,669,684
Profit / (loss) from ordinary activities before income tax	391,776	(928,200)
Income tax expense	-	-
Net Profit / (loss)	391,776	(928,200)
		30 June 2002
Carrying amount of assets and liabilities as at 31 December		
Plant and Equipment	53,149	65,179
Trade Debtors	570,442	205,405
Inventories	769,009	951,564
Intangible Assets	127,531	182,185
Total Assets	1,520,131	1,404,333
Trade creditors	141,907	283,047
Provision for employee entitlements	72,986	169,093

Total Liabilities	214,893	452,140
Net Assets	1,305,238	952,193

	Half-year	
	2002	**2001**
	$	**$**
Cash flow information for the half-year ended 31 December		
Cash inflow (outflow) from ordinary activities	53,493	(547,396)
Cash inflow (outflow) from investing activities	11,188	(15,969)
Cash inflow (outflow) from financing activities	-	-
Net increase in cash generated by the division	64,681	(563,365)

6. Contingent Liability

To date the company has received a START Grant from the Industry Research and Development Board totalling$3.88m. As part of the START grant standard agreement, under certain circumstances the grant, together with interest, may be repayable. These circumstances include the project not being commercialised within its prescribed timeframe, the company breaching the agreement or an insolvency event occurring. The directors consider these circumstances unlikely.

7. Ongoing Operations

At 31 December 2002, the company had $14 million cash. The loss for the six months then ended included $4.71 million in research and development (R&D) expenditure. This level, which represents a continuing increase in expenditure, is due to the further progress of the company's R&D and commercialisation program. It is anticipated that this level of cash will be sufficient to undertake the Pilot Clinical Trial in Australia in 2003 and for the commencement of the global Pivotal Clinical Trial later in the year.

The sale of the assets of the eHealth division raised approximately $3.5 million and is not included in cash reserves at 31 December 2002.

It is not expected that additional funds will be required to be raised in the short term. The directors will continue to review the funding requirements of the company to ensure the rapid commercialisation of the company's core technologies.

8. Subsequent Events

Since 31 December 2002, 1,731,500 options issued under the employee option plan were exercised for cash of $964,342.

VENTRACOR LIMITED AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

The directors declare that the financial statements and notes set out on pages 4 to 9:

(a) comply with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements, and

(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the *Corporations Act 2001*; and

(b) there are reasonable grounds to believe that Ventracor Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

Director

Sydney
13 February 2003



PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwcglobal.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent review report to the members of Ventracor Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, set out on pages 3 to 10 is not presented in accordance with:

- the Corporations Act 2001 in Australia, including giving a true and fair view of the financial position of the Ventracor Limited Group (defined below) as at 31 December 2002 and of its performance for the half-year ended on that date
- Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the half-year ended 31 December 2002 is the responsibility of the directors of Ventracor Limited. It includes the financial statements for the Ventracor Limited Group (the Group), which incorporates Ventracor Limited (the Company) and the entities it controlled during the half-year ended 31 December 2002.

The auditor's role and work

We conducted an independent review of the financial report in order for the Company to lodge the financial report with the Australian Securities & Investments Commission. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001, which is consistent with our understanding of the Group's financial position, and its performance as represented by the results of its operations and cash flows.

Liability is limited by the Accountant's Scheme under the Professional Standards Act 1994 (NSW)

PRICEWATERHOUSECOOPERS

The review procedures performed were limited primarily to:

- inquir ies of company personnel of certain internal controls, transactions and individual items
- analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Independence

As auditor, we are required to be independent of the Groupand free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

PricewaterhouseCoopers

PricewaterhouseCoopers

Andrew Sneddon

Andrew Sneddon
Partner

Sydney
13 February 2003



asx announcement

7 February 2003

Registered Office

Ventracor Limited, the heart company, advises that it has changed its registered office effective today.

The Registered Office is now:

c/- Clayton Utz
Level 25
215 Adelaide Street
Brisbane
QLD 4000

For further information please contact:

Walter Edgar
Chief Financial Officer
Phone: 02 – 94063100

03 MAR 18 AM 7:21



asx announcement

12 February 2003

Lapsing of Options

Ventracor Limited, the heart company, advises that during the last month 697,500 employee options have lapsed. These consist of:

7,500 at an exercise price of $0.77, expiring 30 November 2006
230,000 at an exercise price of $1.05, expiring 30 November 2006
460,000 at an exercise price of $1.40, expiring 30 November 2006

These numbers are reflected in the closing balance of unquoted securities as shown at item 9 on the Appendix 3B also lodged today.

For further information please contact:

Walter Edgar
Chief Financial Officer
Phone: 02 – 94063100

03 MAR 18 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

VENTRACOR LIMITED

ABN

46 003 180 372

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	672,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	6,667 OPTIONS EXERCISE PRICE 40c EXPIRY DATE 30TH MARCH 2003 133,333 OPTIONS EXERCISE PRICE 45c EXPIRY DATE 30TH MARCH 2003 425,000 OPTIONS EXERCISE PRICE 93.3c EXPIRY DATE 31ST OCTOBER 2004 107,500 OPTIONS EXERCISE PRICE 77c EXPIRY DATE 30TH NOVEMBER 2006

03 MAR 18 AM 7:21

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	$0.40 / $0.45 /$0.933 / $0.77
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	EXERCISE OF OPTIONS HELD BY EMPLOYEES UNDER EMPLOYEE OPTION SCHEMES
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 JANUARY, 2003 3 FEBRUARY, 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
161,091,002	ORDINARY

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		OPTIONS
		438,334	@ $0.35, expiry 30/3/03
		160,000	@ $0.40, expiry 30/3/03
		333,333	@ $0.45, expiry 30/3/03
		1,785,000	@ $0.933, expiry 31/10/04
		1,425,500	@ $0.77, expiry 30/11/06
		1,412,500	@ $1.05, expiry 30/11/06
		2,825,000	@ $1.40, expiry 30/11/06
		8,406,667	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The securities will participate fully in all future dividends declared by the company.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 February 2003
Company secretary

Print name: WALTER EDGAR

== == == == ==

+ See chapter 19 for defined terms.






Results for the half year ended 31 December 2002
Thursday February 13th, 2003

General
Ventracor Limited, the heart company, continued to make significant progress in the 6 months ended 31st December 2002. Of particular note is the fact that the company met all of its milestones for the period including a final submission to The Alfred Hospital Ethics Committee in Melbourne requesting approval to commence Clinical Trials. The company is well positioned and is on track to meet its primary milestones for 2003 including the commencement of Clinical Trials.

Financial
The company's loss for the 6 months of $5.23m was $1.32m larger than for the corresponding period last year. This result reflects the significant and positive increase in activity associated with the commercialisation of the Ventrassist 'artificial heart'.

At 31 December 2002 the company had cash reserves of $14m as against cash of $19.8m at 30 June 2002. The cash burn rate is slightly lower than expectation. The company's 31 December cash balance does not reflect cash received subsequent to balance date including an additional amount of approximately $3.5m for the sale of assets associated with it's eHealth division (excluding trade debtors and certain intellectual property). Furthermore an amount of approximately $0.96m was received from the exercise of share options under the company's Employee Option Scheme.

The company's increased activity with the Ventrassist device has resulted in an increase in R&D expenditure from $3.03m in the 6 months to 31 December 2001 to $4.71m for the last 6 months. The increase in costs has been incurred in securing additional resources for clinical testing, regulatory affairs and production of final devices to support Clinical Trials. Consistent with previous accounting policy all research and development expenditure is expensed.

Grant income recognized in the results for the 6 months to 31 December 2002 related to an Export Marketing Development Grant of $0.056m
compared to the START Grant which totalled $0.635m for the 6 months to 31 December 2001

Discontinuing Operations
The eHealth division contributed an improved performance with sales of $1.68m against sales of $0.74m for the same period last year. This resulted in a net contribution of $0.39m against a negative contribution of ($0.93m) for the 6 months to 31 December 2001. While the improvement was welcomed, the company recognized that the investment required to continue the development of the division in a very competitive world market could be more effectively channelled to the Ventrassist 'artificial heart' technology and in building the company's core skills. Since the end of the period under review, certain assets of the eHealth division have been sold to a US medical device company for approximately $3.5m.

Other Matters
In the 6 month period under review, the company changed its name to Ventracor Limited, to reflect the focus on the company's activities in respect of the Ventrassist 'artificial heart' technology and associated products.

The directors are confident that the company is in a strong position technically and financially to continue it's positive progress to rapid commercialisation commencing with the human Clinical Pilot Trial in early 2003.

For further information please contact:

Walter Edgar
Chief Financial Officer
Phone: 02 9406 3100

Julie Meldrum
Manager, Corporate Communications
Phone: 02 9406 3100 or 0419 228 128

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ventracor

asx announcement

13 February 2003

Results for the half year ended 31st December 2002

General

Ventracor Limited, the heart company, continued to make significant progress in the 6 months ended 31st December 2002. Of particular note is the fact that the company met all of its milestones for the period including a final submission to The Alfred Hospital Ethics Committee in Melbourne requesting approval to commence Clinical Trials. The company is well positioned and is on track to meet its primary milestones for 2003 including the commencement of Clinical Trials.

Financial

The company's loss for the 6 months of $5.23m was $1.32m larger than for the corresponding period last year. This result reflects the significant and positive increase in activity associated with the commercialisation of the Ventrassist 'artificial heart'.

At 31 December 2002 the company had cash reserves of $14m as against cash of $19.8m at 30 June 2002. The cash burn rate is slightly lower than expectation. The company's 31 December cash balance does not reflect cash received subsequent t balance date including an additional amount of approximately $3.5m for the sale assets associated with it's eHealth division (excluding trade debtors and cer intellectual property). Furthermore an amount of approximately $0.96m was rece from the exercise of share options under the company's Employee Option Scheme.

The company's increased activity with the Ventrassist device has resulted in an in R&D expenditure from $3.03m in the 6 months to 31 December 2001 to $4.7 last 6 months. The increase in costs has been incurred in securing additiona for clinical testing, regulatory affairs and production of final devices to sup

For further information please contact Ventracor Corporate Communications Austr
T +61 2 9406 3100 F +61 2 9406 3101 W www.ventracor.com
ABN 46 003 180 372



asx announcement

13 February 2003

Results for the half year ended 31st December 2002

General

Ventracor Limited, the heart company, continued to make significant progress in the 6 months ended 31st December 2002. Of particular note is the fact that the company met all of its milestones for the period including a final submission to The Alfred Hospital Ethics Committee in Melbourne requesting approval to commence Clinical Trials. The company is well positioned and is on track to meet its primary milestones for 2003 including the commencement of Clinical Trials.

Financial

The company's loss for the 6 months of $5.23m was $1.32m larger than for the corresponding period last year. This result reflects the significant and positive increase in activity associated with the commercialisation of the Ventrassist 'artificial heart'.

At 31 December 2002 the company had cash reserves of $14m as against cash of $19.8m at 30 June 2002. The cash burn rate is slightly lower than expectation. The company's 31 December cash balance does not reflect cash received subsequent to balance date including an additional amount of approximately $3.5m for the sale of assets associated with it's eHealth division (excluding trade debtors and certain intellectual property). Furthermore an amount of approximately $0.96m was received from the exercise of share options under the company's Employee Option Scheme.

The company's increased activity with the Ventrassist device has resulted in an increase in R&D expenditure from $3.03m in the 6 months to 31 December 2001 to $4.71m for the last 6 months. The increase in costs has been incurred in securing additional resources for clinical testing, regulatory affairs and production of final devices to support Clinical

Trials. Consistent with previous accounting policy all research and development expenditure is expensed.

Grant income recognized in the results for the 6 months to 31 December 2002 related to an Export Marketing Development Grant of $0.056m
compared to the START Grant which totalled $0.635m for the 6 months to 31 December 2001

Discontinuing Operations

The eHealth division contributed an improved performance with sales of $1.68m against sales of $0.74m for the same period last year. This resulted in a net contribution of $0.39m against a negative contribution of ($0.93m) for the 6 months to 31 December 2001. While the improvement was welcomed, the company recognized that the investment required to continue the development of the division in a very competitive world market could be more effectively channelled to the Ventrassist 'artificial heart' technology and in building the company's core skills. Since the end of the period under review, certain assets of the eHealth division have been sold to a US medical device company for approximately $3.5m.

Other Matters

In the 6 month period under review, the company changed its name to Ventracor Limited, to reflect the focus on the company's activities in respect of the Ventrassist 'artificial heart' technology and associated products.

The directors are confident that the company is in a strong position technically and financially to continue it's positive progress to rapid commercialisation commencing with the human Clinical Pilot Trial in early 2003.

For further information please contact:

Walter Edgar	**Julie Meldrum**
Chief Financial Officer	**Manager, Corporate Communications**
Phone: 02 9406 3100	**Phone: 02 9406 3100 or 0419 228 128**



asx announcement

Ventracor Remains on Track to Begin Human Trials of 'Artificial Heart'

Sydney, 4 March 2003: Australian heart company, Ventracor Limited (ASX: VCR), has noted with interest the recent activity and speculation regarding the commencement of the Pilot Clinical Trial of its implantable 'artificial heart' at The Alfred hospital in Melbourne.

Ventracor's Managing Director and CEO, Mr Michael Spooner, said that the company had met every major milestone throughout the course of the past 12 months.

"Ventracor remains on track for the commencement of clinical trials of its VentrAssist™ Left Ventricular Assist Device and is in line with previous announcements by the company.

"Ventracor is focused on attaining rapid commercialization with the goal to get VentrAssist™ to global markets in record time.

"We want to see the benefits flow to patients and doctors worldwide, and to our shareholders, as soon as possible.

"Ventracor will continue to keep the market informed of any material developments.

"Ventracor is well positioned to significantly improve the quality of life for hundreds of thousands of people worldwide suffering heart failure, by obtaining a substantial share of the LVAD market, which is expected to grow to between $US7.5 billion and $US12 billion annually in the next few years", Mr Spooner said.

For further information please contact:

Mr Michael Spooner
Managing Director & CEO
T: 02 9406 3100

Ms Julie Meldrum
Manager, Corporate Communications
T: 02 9406 3100 or 0419 228 128